Form 10-K, Exhibit 13
period 1999-12-31
CAPITAL BANK CORP
filed 2000-03-27
CIK 1071992

Capital Bank Corporation

                                  Annual Report

                                      1999

Selected Financial Data


                                                          As of and for the Years                           As of and for the Years
(In thousands except share and per share data)             Ended December 31 (1)                            Ended September 30 (1)
                                                          1999              1998            1997              1996             1995
                                                   ---------------------------------------------------------------------------------
Selected Balance Sheet Data
Cash and Due From Banks                                $     9,702     $    10,365     $     3,559     $       803    $     6,703
Federal Funds Sold                                           1,960          16,400          26,487             975          1,750
Securities                                                  46,581          37,626          34,345          19,289          7,916
Gross Loans                                                159,329         110,779          58,894          30,314         30,354
Allowance for Loan Losses                                    2,328           1,457             705             280            280
Total Assets                                               222,337         179,993         126,934          52,363         47,785
Deposits                                                   163,245         137,343          90,358          41,667         41,369
Borrowings                                                  20,000           5,066             194             300             --
Repurchase Agreements                                        4,818           2,501              --              --             --
Shareholders' Equity                                        31,126          33,507          34,305           9,186          5,409

Summary of Operations
Interest Income                                        $    14,553     $    10,530     $     5,717     $     3,992    $     3,386
Interest Expense                                             7,656           5,527           2,952           2,149          1,897
                                                                                                                      -----------
Net Interest Income                                          6,897           5,003           2,765           1,843          1,489
Provision for Loan Losses                                      924             792             270              --             --
                                                                                                                      -----------
Net Interest Income After Provision For Loan Losses          5,973           4,211           2,495           1,843          1,489
Non-interest Income                                          1,260             716             235              78             60
Non-interest Expense Excluding Non-recurring
  Merger Related Costs                                       6,477           5,525           2,983           1,049            682
                                                                                                                      -----------
Pre-tax Net Income (Loss) before Non-recurring
  Merger Related Costs                                         756            (598)           (253)            872            867
Non-recurring Merger Related Costs                           1,647             288              --              --             --
Income Tax Expense (Benefit)                                   (40)             10             557             356            313
                                                                                                                      -----------
Net Income (Loss)                                      $      (851)    $      (896)    $      (810)    $       516    $       554
                                                                                                                      ===========

Per Share Data (2)
Net Income (Loss) Before Non-recurring Merger
  Related Costs                                        $       .22            (.17)           (.33)            .55             --
Net Income (Loss)                                             (.23)           (.25)           (.33)            .55             --
Book Value                                                    8.51            9.19            9.38            9.96             --
Number of Common Shares                                  3,658,689       3,658,689       3,658,689         922,686             --

Selected Ratios
Return On Average Assets                                     (0.42)%         (0.60)%         (0.98)%          0.92%          1.22%
Return on Average Shareholders' Equity                       (2.68)%         (2.62)%         (3.65)%          4.18%         10.80%
Average Shareholders' Equity to Average Total Assets         15.81%          23.08%          26.91%          21.89%         11.33%
Net Interest Margin                                           3.61%           3.55%           3.52%           3.43%          3.38%

   (1) Capital Bank opened for business on June 20, 1997. Capital Bank Corporation formed March 31, 1999. Balances for years ended December 31, 1998 and 1997 have been restated to reflect the combined balances of Capital Bank and Home Savings Bank for those periods. Years ended September 30, 1996 and 1995 reflect only the balances of Home Savings Bank.
   (2) Per share data for 1996 calculated beginning on the date Home Saving Bank converted to a stock institution.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview Capital Bank (the "Bank") is a full-service state chartered community bank conducting business primarily in the Research Triangle region and surrounding areas of North Carolina. The Bank was incorporated on May 30, 1997 and opened for business on June 20th of that same year at its main office in Raleigh. On June 23 1997, two branches in Sanford, North Carolina were acquired from another financial institution. During 1998, the Bank opened branches in two Cary, North Carolina locations. At a special meeting of shareholders held on March 26, 1999, the shareholders of Capital Bank approved the reorganization of Capital Bank into a bank holding company named "Capital Bank Corporation" (the "Company"). In the holding company reorganization, the shareholders of Capital Bank each received a right to one share of Company stock for each share of Capital Bank stock that they owned. Thus, the shareholders of Capital Bank before the holding company reorganization are now the shareholders of the Company. In addition, on March 31, 1999 the Company completed its acquisition of Home Savings Bank of Siler City SSB, Inc. in a stock-for-stock exchange in which the Company issued 1,181,038 shares of its Common Stock. On July 16, 1999, Home Savings Bank merged with Capital Bank to form one subsidiary under Capital Bank Corporation. Prior to the merger date, Home Savings Bank capitalized the holding company with an upstream dividend of $100,000. In conjunction with the merger, the common stock of Home Savings Bank was retired. As used in this report, the term "Company" refers to Capital Bank Corporation and its subsidiary, Capital Bank, after the holding company reorganization.

As a result of the reorganization, acquisition, and subsequent merger, which was accounted for as a pooling-of-interests transaction, all amounts in these statements are restated to reflect a consolidated basis as if the current organization had been in place during all operating periods.

The holding company conducts no business other than holding stock in Capital Bank. As a community bank, the Bank's profitability depends primarily upon its levels of net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. The Bank's operations are also affected by its provision for loan losses, non-interest income, and non-interest expenses.

The following discussion and analysis is intended to aid the reader in understanding and evaluating the results of operations and financial condition of Capital Bank Corporation. This discussion is designed to provide more comprehensive information about the major components of the Company's results of operations and financial condition, liquidity, and capital resources than could be obtained from reading the financial statements alone. This discussion should be read in conjunction with the Company's consolidated financial statements, the related notes and the selected financial data presented elsewhere in this report.


Results of Operations Capital Bank Corporation reported net losses of $851,000, $896,000, and $810,000 for years ended December 31, 1999, 1998, and 1997, respectively. On a per share basis, the losses were $.23, $.25, and $.33 for those same periods. Excluding nonrecurring merger related costs associated with the merger with Home Savings Bank, the Company recorded net income for 1999 of $796,000, or $.22 per share. The 1998 net loss before those nonrecurring merger related costs was $608,000, or $.17 per share. It is generally expected that a new bank in its start-up phase will operate at a loss and that the amount of loss should moderate over time as the bank continues to grow. The amount of the operating losses were in line with management expectations.

Net Interest Income. Net interest income is the difference between total interest income and total interest expense and is the Company's principal source of earnings. The amount of net interest income is determined by the volume of interest-earning assets, the level of rates earned on those assets, and the volume and cost of supporting funds. Net interest income increased from $5.0 million in 1998 to $6.9 million in 1999, an increase of $1.9 million or 38%. This increase is primarily due to a significant increase in the volume of interest-bearing assets and liabilities between the two years. Net interest income increased between 1997 and 1998 by $2.2 million or 81% from its 1997 amount of $2.7 million. This increase was partially the result of 1998 being the first full year of operations for Capital Bank, prior to the merger with Home Savings Bank as compared to the shorter 1997 period. In addition, there was also a significant increase in the volume of interest-bearing assets and liabilities between those two years as well. The difference between rates earned on interest-earning assets and the cost of supporting funds is measured by the net interest margin. Average earning assets were $191.2 million and $141.1 million for 1999 and 1998, respectively, and the net interest margin was 3.61% and 3.55% for those same periods. The increase in the net interest margin is primarily due to changes in the mix of interest-earning assets as the Company was able to use some of the lower yielding federal funds sold to fund higher yielding loans. The loan to total interest-earning asset mix changed from 60% in 1998 to 69% in 1999. In addition, the costs of funds, or rates paid on interest-bearing liabilities declined from 1998 to 1999.

Interest income increased 38% in 1999 to $14.6 million, after an 84% increase in 1998 to $10.5 million from the $5.7 million earned in 1997. For each year, this increase is primarily due to the significant increase in the loan portfolio and the resulting mix of interest-earning assets as described above. The average yields on interest-earning assets increased from 7.27% in 1997 to 7.46% in 1998 and 7.61% in 1999. These increases are all attributable primarily to the portfolio shift from lower rate federal funds, which had average balances of $12.3 million, $21.4 million, and $15.7 million for 1999, 1998, and 1997, respectively to higher yielding loans, which had average balances of $131.3 million, $85.1 million, and $40.1 million for those same periods.

Interest expense increased 39% in 1999 to $7.7 million, after an 87% increase in 1998 to $5.5 million from the $3.0 million earned in 1997. This increase is primarily due to a significant increase in interest-bearing deposits, which went from $57.5 million in 1997 to $106.3 million in 1998 to $138.5 million in 1999. The average rates on interest-bearing liabilities decreased from 5.16% in 1998 to 4.86% in 1999. The decrease during 1999 reflects the decline in rates offered from the previous year. During 1998, the average rates on interest-bearing liabilities increased to 5.16% from 5.10% in 1997. The increase is primarily attributable to a shift in deposit mix between lower rate savings and demand accounts and higher rate certificates of deposit as the portfolio of certificate accounts has seen larger growth.

The following two tables set forth certain information regarding the Company's yield on interest-earning assets and cost of interest-bearing liabilities and the component changes in net interest income. The first table reflects Capital's effective yield on earning assets and cost of funds. Yields and costs are computed by dividing income or expense for the year by the respective daily average asset or liability balance. Changes in net interest income from year to year can be explained in terms of fluctuations in volume and rate. The second table presents information on those changes.

      Average Balances, Interest Earned or Paid, and Interest Yields/Rates
                             (Dollars in thousands)


                                                     Year Ended December 31, 1999           Year Ended December 31, 1998
                                               -------------------------------------   --------------------------------------
                                                  Average      Amount      Average         Average       Amount       Average
                                                  Balance      Earned        Rate          Balance       Earned         Rate
                                               -------------------------------------   -----------------------------------------
 Assets
 Loans receivable: (1)
   Commercial                                      $78,840     $ 6,685        8.48%         $ 37,175     $ 3,237       8.71%
   Consumer                                          9,979         924        9.26%            6,332         673      10.63%
   Home equity                                      10,566         857        8.11%            7,515         571       7.60%
   Residential mortgages                            31,301       2,472        7.90%           33,243       2,665       8.02%
   Cash Flow Manager                                   573          82       14.31%              849         100      11.78%
                                               -------------------------------------   --------------------------------------
 Total loans                                       131,259      11,020        8.40%           85,114       7,246       8.51%
 Investment securities                              47,664       2,898        6.08%           34,533       2,147       6.22%
 Federal funds sold and other
     interest on short term investments             12,255         635        5.18%           21,426       1,137       5.31%
                                               -------------------------------------   --------------------------------------
 Total interest earning assets                     191,178     $14,553        7.61%          141,073     $10,530       7.46%
                                                           =========================                 ========================
 Cash and due from banks                             4,946                                     3,050
 Other assets                                        6,360                                     5,173
 Reserve for loan losses                            (1,850)                                   (1,030)
                                               ------------                            --------------
 Total assets                                     $200,634                                 $ 148,267
                                               ============                            ==============

 Liabilities and Equity
 Savings deposits                                  $ 5,466      $  160        2.93%         $  5,203      $  162       3.11%
 Interest-bearing demand deposits                   31,851       1,160        3.64%           23,627         925       3.92%
 Time deposits                                     101,178       5,356        5.29%           77,485       4,399       5.68%
                                               -------------------------------------   --------------------------------------
 Total interest bearing deposits                   138,495       6,676        4.82%          106,315       5,486       5.16%
 Borrowed funds                                     15,261         821        5.38%              510          32       6.27%
 Repurchase agreements                               3,802         159        4.18%              209           9       4.31%
                                               -------------------------------------   --------------------------------------
   Total interest-bearing liabilities              157,558     $ 7,656        4.86%          107,034     $ 5,527       5.16%
                                                           =========================                 ========================
 Non-interest bearing deposits                       8,757                                     5,661
 Other liabilities                                   2,607                                     1,349
                                               ------------                            --------------
 Total liabilities                                 168,921                                   114,043
 Stockholders' equity                               31,713                                    34,224
                                               ------------                            --------------
  Total liabilities and equity                    $200,634                                 $ 148,267
                                               ============                            ==============

 Net interest spread (2)                                                      2.75%                                    2.30%
 Net interest income and net
   interest margin (3)                                         $ 6,897        3.61%                      $ 5,003       3.55%

      Average Balances, Interest Earned or Paid, and Interest Yields/Rates
                             (Dollars in thousands)

                                                    Year Ended December 31, 1997
                                                ------------------------------------
                                                   Average      Amount     Average
                                                   Balance      Earned      Rate
                                               -------------------------------------
 Assets
 Loans receivable: (1)
   Commercial                                       $ 4,641      $  435       9.37%
   Consumer                                           3,659         323       8.83%
   Home equity                                            -           -           -
   Residential mortgages                             31,772       2,553       8.04%
   Cash Flow Manager                                      -           -           -
                                                ------------------------------------
 Total loans                                         40,072       3,311       8.26%
 Investment securities                               22,877       1,528       6.68%
 Federal funds sold and other
     interest on short term investments              15,690         878       5.60%
                                                ------------------------------------
 Total interest earning assets                       78,640     $ 5,717       7.27%
                                                            ========================
 Cash and due from banks                              1,427
 Other assets                                         2,806
 Reserve for loan losses                               (415)
                                                ------------
 Total assets                                       $82,458
                                                ============

 Liabilities and Equity
 Savings deposits                                   $ 4,107      $  127       3.09%
 Interest-bearing demand deposits                    12,461         454       3.64%
 Time deposits                                       40,913       2,339       5.72%
                                                ------------------------------------
 Total interest bearing deposits                     57,481       2,920       5.08%
 Borrowed funds                                         395          32       8.10%
 Repurchase agreements                                    -           -           -
                                                ------------------------
   Total interest-bearing liabilities                57,876     $ 2,952       5.10%
                                                            ========================
 Non-interest bearing deposits                        1,995
 Other liabilities                                      399
                                                ------------
 Total liabilities                                   60,269
 Stockholders' equity                                22,189
                                                ------------
  Total liabilities and equity                      $82,458
                                                ============

 Net interest spread (2)                                                      2.17%
 Net interest income and net
   interest margin (3)                                          $ 2,765       3.52%

   (1) Loans receivable include nonaccrual loans for which accrual of interest has not been recorded. See Note 1 of the Financial Statements, "Income Recognition on Impaired and Nonaccrual Loans"

   (2) Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

   (3) Net interest margin represents the net interest income divided by average interest-earning assets.

                         Rate & Volume Variance Analysis

                                       Years Ended                     Years Ended
                                    December 31, 1999              December 31, 1998
                                         vs. 1998                       vs. 1997

 (In thousands)                      Volume       Rate  Total        Volume       Rate  Total
                                     Variance Variance  Variance    Variance  Variance Variance
                                    ------------------------------------------------------------
Interest Income:
 Loans receivable                    $ 3,874   $ (100) $  3,774     $  3,835   $  100   $ 3,935
 Investment securities                   798      (47)      751          725     (106)      619
 Federal funds sold                     (475)     (27)     (502)         304      (45)      259
                                    ----------------------------   -----------------------------
    Total interest income              4,197     (174)    4,023        4,864      (51)    4,813
                                    ----------------------------   -----------------------------
 Interest Expense:
 Savings and interest-bearing
   demand deposits and other             300      (67)      233          462       44       506
 Time deposits                         1,254     (297)      957        2,076      (16)    2,060
 Borrowed funds                          794       (5)      789            7       (7)       --
 Repurchase agreements                   150       --       150            9       --         9
                                    ----------------------------   -----------------------------
    Total interest expense             2,498     (369)    2,129       2,554       21     2,575
                                    ----------------------------   -----------------------------
 Increase (decrease) in net interest
    income                           $ 1,699   $  195  $  1,894     $  2,310   $  (72)  $ 2,238
                                    ============================   =============================


 Note:
         The rate and volume variance for each category has been allocated on a consistent basis between rate and volume variances, based on a percentage of rate, or volume, variance to the sum of the absolute two variances.

Provision for Loan Losses. The provision for loan losses is the amount charged against earnings for the purpose of establishing an adequate allowance for loan losses. Loan losses are, in turn, charged to this allowance rather than being reported as a direct expense. In 1999, 1998 and 1997, amounts expensed as loan loss provisions were $924,000, $792,000 and $270,000, respectively. The amount of the allowance for loan losses is established based on management's estimate of the inherent risks associated with lending activities, estimated fair value of collateral, past experience and present indicators such as delinquency rates and current market conditions. This estimate is regularly reviewed and modified, as necessary. Due to the Company's limited operating history, this allowance is recorded primarily based on industry practices and consideration of local economic factors. The allowance for loan losses was $2.3 million and $1.4 million on December 31, 1999 and 1998, respectively, and represented approximately 1.46% and 1.32% of total loans outstanding on those dates. During 1999, the Company charged off $53,000 in loans, net of $19,000 in recoveries. During 1998, the Company charged off $40,000 in loans, net of $8,000 in recoveries. Charge-offs in 1997 amounted to $6,000 and there were no recoveries.

Management has allocated the allowance for loan losses by category. This allocation is based on management's assessment of the risk associated with the different types of lending activities and is not intended to be management's judgement as to expected loan losses by loan type.

                                           At December 31,
                         -------------------------------------------------------
 (In thousands)                1999                             1998
                         -------------------------------------------------------
                          Allowance    Loans % to       Allowance    Loans % to
                           Amount      Total Loans       Amount     Total Loans
                         -------------------------------------------------------
 Commercial              $  1,424           61%        $   894           61%
Consumer                      161            7             106            7
Residential mortgages         250           11             205           14
Equity lines                  115            5              98            7
Unallocated                   378           16             154           11
                         ----------------------------------------------------
                         $  2,328          100%       $  1,457          100%
                         =======================================================


The following table shows changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off by loan category and additions to the allowance which have been charged to operating expenses.

       Analysis of Reserve for Loan Losses

                                                                                         As of Or For the
                                                                                           Years Ended
                                                                                           December, 31
                                                                            ----------------------------------------
(In thousands)                                                                 1999           1998           1997
                                                                            ----------------------------------------

      Average amount of loans outstanding, net of unearned income           $ 131,259       $ 85,114       $ 40,072
      Amount of loans outstanding at year end, net of unearned income         159,329        110,779         58,894

Reserve for loan losses:
      Balance at beginning of period                                        $   1,457         $  705         $  278
      Adjustment for loans acquired                                                 -              -            163
      Loans charged off:
          Commercial                                                               39             34              -
          Consumer                                                                 33             14              6
                                                                            ----------------------------------------
             Total charge-offs                                                     72             48              6
                                                                            ----------------------------------------
      Recoveries of loans previously charged off:
          Commercial                                                                               -              -
          Consumer                                                                 19              8              -

                                                                            ----------------------------------------
             Total charge-offs                                                     19              8              -

                                                                            ----------------------------------------
      Net loans charged off                                                        53             40              6
                                                                            ----------------------------------------
      Provision for loan losses                                                   924            792            270
                                                                            ----------------------------------------
      Balance at December 31                                                $   2,328        $ 1,457         $  705
                                                                            ========================================

      Ratio of net chargeoffs to average loans outstanding during the year      0.05%          0.06%          0.01%
                                                                            ========================================

The   following  table  shows  the  total  of  the
nonperforming assets and impaired loans in the Company's portfolio as of December 31, 1999 and 1998.


(In thousands)                                1999         1998
                                             ------       ------
Nonperforming assets:
      Nonaccrual loans - Commercial           $ 41         $ 75
      Nonaccrual loans - Consumer               51           --
                                              ----         ----
          Total Nonaccrual loans              $ 92         $ 75
                                              ====         ====

Nonperforming assets to:
      Loans outstanding at end of year        0.06%        0.07%
      Total assets at end of year             0.04%        0.04%

Impaired loans - Commercial                   $ --         $479
                                              ====         ====

Noninterest Income. Noninterest income was $1,260,000, $716,000, and $235,000 for years ended December 31, 1999, 1998, and 1997, respectively. The increases for those periods as a percentage of the prior years recorded balance are 76% for 1999 and 205% for 1998. The increases are attributable primarily to the increase in deposit and loan bases on which fees are charged and to the increase in fees earned on mortgage loans brokered to other financial institutions as described below. Fees associated with service charges on deposit accounts increased from $140,000 in 1997 to $304,000 in 1998 and $461,000 in 1999. During
1998, the Company began to originate mortgage loans for other financial institutions. Fees associated with this program resulted in other noninterest income during the year of $635,000 in 1999 and $290,000 in 1998. In addition, the Company realized a gain of $64,000 on the sale of investment securities during 1998. There were no securities gains or losses taken in 1999 or 1997.

Noninterest Expense. Noninterest expense represents the overhead expenses of the Company. Management monitors all categories of noninterest expense in an attempt to improve productivity and operating performance.

Noninterest expense increased 40% to $8.1 million in 1999 from $5.8 million in 1998. The expense recorded during 1998 was an increase of 95% from the $3.0 million amount recorded in 1997. The increase in 1999 included certain nonrecurring expenses of approximately $1,647,000 associated with the merger of Home Savings Bank and the formation of the holding company. See Note 2 to the Financial Statements for additional information. Nonrecurring expenses recorded during 1998 in connection with this event were $288,000. In addition, the increase in noninterest expense for 1999 reflected the compensation costs associated with the additional personnel needed to maintain a rapidly growing company, which increased from 57 full time equivalent employees in 1998 to 73 full time equivalent employees in 1999. Fulltime equivalent employees increased due to the addition of another branch, going from 6 locations in 1998 to 7 in 1999, an expansion of the commercial lending area, expansion of the mortgage lending group, and a general increase in the amount of business the bank processes daily.
The increase in noninterest expense between 1998 and 1997 is attributable primarily to the increase in the number of months of operation for Capital Bank prior to the merger with Home Savings Bank and to the increase in branch locations and the related increase in salaries and other overhead costs as a result of the growth of the Company. Specific categories of expenses and related causes for increases are discussed as follows:

Salary and benefit expense for the years ended December 31, 1999, 1998, and 1997 was $3.2 million, $2.7 million and $1.5 million, respectively. Increases each year were the result of new personnel hired as new branches and departments were added each the year. Occupancy expense increased from $133,000 in 1997 to $379,000 in 1998 and to $503,000 in 1999. The increases were primarily a result of lease expenses associated with new locations. Furniture and equipment expense increased from $79,000 in 1997 to $244,000 in 1998 and $301,000 in 1999 due to
the increase in these assets needed for the new locations. Other operating expenses increased from $535,000 in 1997 to $822,000 in 1998 and $945,000 in 1999, also as a result of the growth of the Company.

Provision for Income Taxes. No federal or state income tax expense resulted from
either  period  due  to  the   generation  of  net  operating   losses  and  the
establishment of a valuation allowance against deferred tax assets.

Financial Condition The Company's financial condition is measured in terms of its asset and liability composition, asset quality, capital resources, and liquidity. The growth and composition of assets and liabilities during 1999 and 1998 reflected generally favorable economic conditions and the Company's business development activities. The Company is not engaged in investment strategies involving derivative financial instruments. Asset and liability management is conducted without the use of forward-based contracts, options, swap agreements, or other synthetic financial instruments derived from the value of an underlying asset, reference rate, or index.

Assets Total assets were $222.3 million and $180.0 million at December 31, 1999 and 1998, respectively. The increase in total assets of $42.3 million, or 24% reflects the strong growth trend of the Bank since it's incorporation in 1997. The largest component of asset growth was the increase in loans.

Total liabilities increased from $146.5 million in 1998 to $191.2 million in 1999. The primary causes for the increase between the periods is an increase in deposits and borrowing from the Federal Home Loan Bank which were used to fund loan growth.

Stockholders' equity decreased from $33.5 million in 1998 to $31.1 million in 1999. The decrease is due to the increase in the accumulated deficit as a result of the current period net loss and a decline of $1.6 million in the market value of the Company's investment portfolio as a result of the changing interest rate environment.

Cash and Cash Equivalents. Cash and cash equivalents, including noninterest bearing and interest bearing cash and federal funds sold, decreased from $26.8 million in 1998 to $11.7 million in 1999. The decrease reflects the Bank's cash requirements needed to fund new loans during the year.

Loan Portfolio. Total gross loans were $159.3 million and $110.8 million as of December 31, 1999 and 1998. Strong economic growth in the greater Raleigh (including Wake County), Siler City, and Sanford areas, continued low interest rates during 1998 and early 1999, and the Company's business development activities were key factors in the growth of the loan portfolio during those periods. At December 31, 1999, commercial loans, real estate loans, consumer loans, and equity lines were $104.6 million, $31.5 million, $11.4 million, and $12.0 million, respectively. At December 31, 1998, commercial loans, real estate loans, consumer loans, and equity lines were $62.6 million, $31.1 million, $7.6 million, and $9.8 million, respectively. The commercial loan portfolio is comprised mainly of loans to small businesses and there were no significant concentrations of credit. The following tables reflects the maturities of the commercial loan portfolio and the mix of the commercial loans that mature greater than one year in the loan portfolio between fixed rate and adjustable rate notes.

          (In thousands)
          Commercial loans:
              Due within one year                                      $37,226
              Due one through five years                                55,080
              Due after five years                                      12,266
                                                                   ------------
                                                                      $104,572
                                                                   ============

          Commercial loans due after 1 year:
              Fixed rate                                               $35,066
              Variable rate                                             32,280
                                                                   ------------
                                                                       $67,346
                                                                   ============


                  Nonperforming Assets and Impaired Loans

          (In thousands)
          Nonperforming assets:
              Nonaccrual loans - Commercial                             $   75
                                                                   ============

          Nonperforming assets to:
              Loans outstanding at end of year                           0.09%
              Total assets at end of year                                0.06%

          Impaired loans - Commercial                                   $  479
                                                                   ============


                    Analysis of Reserve for Loan Losses

                                                                                                As of Or For the
                                                                                                 Periods Ended
                                                                                                  December, 31
                                                                                           -----------------------------
          (In thousands)                                                                       1998            1997
                                                                                           -----------------------------

              Average amount of loans outstanding, net of unearned income                 $ 53,679        $17,641
              Amount of loans outstanding at period end, net of unearned income             81,434         27,066
          Reserve for loan losses:
              Balance at beginning of period                                              $    427        $     -
              Adjustment for loans acquired                                                      -            163
              Loans charged off:
                  Commercial                                                                    35              -
                  Consumer                                                                      14              6
                                                                                          ------------------------
                      Total charge-offs                                                         49              6
                                                                                          ------------------------
              Recoveries of loans previously charged off
                  Consumer                                                                       8              -
                                                                                          ------------------------
                      Total charge-offs                                                          8              -
                                                                                          ------------------------
              Net loans charged off                                                             41              6
                                                                                          ------------------------
              Provision for loan losses                                                        752            270
                                                                                          ------------------------
              Balance at December 31                                                      $  1,138        $   427
                                                                                          ========================

              Ratio of net chargeoffs to average loans outstanding during the period         0.09%          0.03%
                                                                                          ========================

                   Allocation of Reserve for Loan Losses

                                                                         At December 31,
                                                         ---------------------------------------------------
                            (In thousands)                      1998                       1997
                                                         ---------------------------------------------------
                                                                     Loans % to                Loans % to
                                                         Amount     Total Loans     Amount     Total Loans
                                                         ---------------------------------------------------
                            Commercial                      $  809            76%      $  125           54%
                            Consumer                            89              9          50            37
                            Residential mortgages               79              3          25             9
                            Equity lines                         7             12           -             -
                            Unallocated                        154              -         227             -
                                                         ---------------------------------------------------
                                                           $ 1,138           100%      $  427          100%
                                                         ===================================================

Although there were no large concentrations of credit to any particular industry, the economic trends of the area served by the Company are influenced by the significant industries within the region. Virtually all the Company's business activity is with customers located in the Wake, Lee and Chatham county areas. The ultimate collectibility of the Company 's loan portfolio is susceptible to changes in the market conditions of this geographic region.

The Company uses a centralized risk management process to insure uniform credit underwriting that adheres to Company policy. Lending policies are reviewed on a regular basis to confirm that the Company is prudent in setting its underwriting criteria. Credit risk is managed through a number of methods including loan grading of commercial loans, committee approval of larger loans, and class and purpose coding of loans. Management believes that early detection of credit problems through regular contact with the Company 's clients coupled with consistent reviews of the borrowers' financial condition are important factors in overall credit risk management.

Management charged off $53,000, $40,000 and $6,000 of loans, net of recoveries, as uncollectible during 1999, 1998 and 1997, respectively. At December 31, 1999, the allowance for loan losses as a percentage of' total loans was 1.46%.
Management believes the allowances for loan losses of $2.3 million provides adequate coverage of the potential exposure in the loan portfolio.

Investment Securities. Investment securities represent the second largest component of earning assets. On December 31, 1999 and 1998, investments, including securities available for sale and securities held to maturity, totaled $45.6 million and $37.0 million, respectively. At December 31, 1999, all investments were classified as "available for sale". This classification allows flexibility in the management of interest rate risk, liquidity, and loan portfolio growth. The following table reflects the debt securities by contractual maturities as of December 31, 1999. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     Securities Available For Sale Portfolio

(In thousands)                 1 Year or Less     1 - 5 Years             5 - 10 Years        10 or More Years      Total
------------------------------------------------------------------------------------------------------------------------------------
                                Amount     Yield      Amount    Yield     Amount     Yield     Amount     Yield     Amount    Yield
------------------------------------------------------------------------------------------------------------------------------------
Obligations of US
  Government Agencies           $  999      6.08%   $ 19,454    6.13%    $  1,885    5.99%   $  3,841     6.52%    $ 26,179   6.17%
Mortgage Backed Securities           -         -       1,702    6.29%       9,384    6.38%      8,316     6.25%    $ 19,402   6.32%
                                $  999              $ 21,156             $ 11,269            $ 12,157              $ 45,581
                                ======              ========             ========            ========              ========

 Money Market Investments and Federal Funds. At year-end 1999 and
1998, the Company had $2.0 million and $16.4 million in short-term money market investments and federal funds.

Liabilities During 1999 and 1998, the Company relied on deposits and excess liquidity to fund its earning assets.

Deposits. Total deposits increased from $137.3 million at December 31, 1998 to $163.2 million at December 31, 1999. Of these amounts, $10.9 million and $7.5 million were in the form of non-interest bearing demand deposits at December 31, 1999 and 1998, respectively, and $152.3 million and $129.8 million were in the form of interest bearing deposits at December 31, 1999 and 1998, respectively. Balances in certificates of deposit of $100,000 and over were $19.2 million and $14.9 million at year-end 1999 and 1998, respectively.

The following table reflects the maturities of certificates of deposit of $100,000 and over as of December 31, 1999.

               Maturity
              (In thousands)
              Three months or less                         $ 4,436
              Over three months to six months                7,031
              Over six months to twelve months               5,510
              Over twelve months                             2,270
                                                       ------------
                                                           $19,247
                                                       ============


Debt. At December 31, 1999 and 1998, the Company had outstanding advances with the Federal Home Loan Bank for $20.0 million and $5.0 million, respectively. See
Note 8 of the Financial Statements for details regarding this advance.

Capital Resources Total shareholders' equity for 1999 and 1998, excluding unrealized losses on available for sale securities of $1.4 million in 1999 and unrealized gains on available for sale securities of $235,000 in 1998, was $32.5 million and $33.3 million, respectively. The North Carolina Banking Commission and the FDIC prohibit the payment of any dividends during the Bank's first three years of operation. Accordingly, the Company did not pay any dividends to its shareholders during 1999 or 1998. However, prior to the merger with Capital Bank Corporation, Home Saving Bank paid dividends to its shareholders, which are reflected in these consolidated financial statements (See Note 11). It is not likely the Company will declare or pay cash dividends in the foreseeable future since earnings, if any, would be used to support growth in earning assets and the opening of branch locations, should such action be pursued. At December 31, 1999, the Company had a leverage ratio of 15.5%, a Tier 1 capital ratio of 19.3%, and a risk based capital ratio of 20.6%. These ratios far exceed the federal regulatory minimum requirements for a "well capitalized" bank.

Asset/Liability Management Asset/liability management functions to maximize profitability within established guidelines for interest rate risk, liquidity, and capital adequacy. Measurement and monitoring of liquidity, interest rate risk, and capital adequacy are performed centrally through the Asset/Liability Management Committee, and reported under guidelines established by management, the Board of Directors and regulators. Oversight on asset/liability management matters is provided by the Board of Directors through its Asset/Liability Management Committee.

The Company had $11.7 million in its most liquid assets, cash and cash equivalents at December 31, 1999. The Company 's principal sources of funds are deposits, short-term borrowings and capital. Core deposits (total deposits less certificates of deposits in the amount of $100,000 or more), one of the most stable sources of liquidity, together with equity capital funded 78.8% of total assets at December 31, 1999. In addition, Capital had an additional $13.4 million remaining on its line of credit with Federal Home Loan Bank of Atlanta and has the ability to take advantage of various funding programs available from that resource.

Effects of Inflation The financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historic dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The rate of inflation has been relatively moderate over the past few years. However, the effect of inflation on interest rates can materially impact bank operations, which rely on the spread between the yield on earning assets and rates paid on deposits and borrowings as the major source of earnings. Operating costs, such as salaries and wages, occupancy and equipment costs, can also be negatively impacted by inflation.

Recent Accounting Developments Please refer to Note 1 of the Company's financial statements for the year ended December 31, 1999 for a discussion of recent accounting developments.

Year 2000 The "Year 2000 Issue" ("Y2K") is the result of computer programs and related logic which use a two digit value to define a particular calendar year (i.e. 99 for 1999). When this logic is used, computer systems can not recognize the two-digit code "00" associated with the Year 2000 as coming after 99. The issue is significant because many computer systems deployed throughout the business world, not just in banks, use software which contain the two digit date logic. Like most financial service providers, the Company could have been significantly affected by the Y2K issue.

The Company made the transition into the year 2000 with no known material problems arising as a result of the Y2K issue. Based upon testing and the occurrence of subsequent daily operations since January 1, 2000, the Company's systems reacted and continue to function in a normal fashion. While there are several date sensitive time periods which will still require monitoring, such as December 31, 2000, management does not expect any significant problems to occur.

Capital Bank budgeted $93,000 for the Year 2000 program and has spent approximately $89,000 to date.

Quantitative and Qualitative Disclosure About Market Risk Capital Bank Corporation utilizes an outside asset liability management advisory firm to help management evaluate interest rate risk and develop asset/liability management strategies. One tool used is a computer simulation model which projects the Company's performance under different interest rate scenarios. Analyses are prepared quarterly which evaluate the Company's performance in a base strategy which reflects the Company's 1999 and 2000 operating plan. Three interest rate scenarios (Flat, Rising and Declining) are applied to the base strategy to determine the effect of changing interest rates on net interest income. The December 31, 1999 analysis of the Company indicates that Capital Bank Corporation has negligible interest rate risk exposure over a twelve-month time horizon.

For the upcoming twelve month period in the Flat rate scenario, Capital Bank Corporation is projected to earn $9.2 million in net interest income. In the Rising rate scenario, which contemplates a 300 basis point increase in interest rates over a twelve month period, the Company is expected to see its annualized net interest income improve by $4,000, or 0.04%. Conversely, the bank will see a decline in net interest income of $203,000, or 2.20%, if rates declined 300 basis points.


Capital Bank Corporation
Consolidated Balance Sheets
December 31, 1999 and 1998
--------------------------------------------------------------------------------------------
                           (In thousands, except share data)
                                                                       1999          1998
                                                                       ----          ----
  Assets
Cash and due from banks:
    Interest-earning                                               $   3,541      $   5,544
    Noninterest earning                                                6,161          4,821
Federal funds sold                                                     1,960         16,400
Securities (Note 3):
    Available for sale                                                26,179         15,057
    Held to maturity (estimated market value of $3,566 at
     December 31, 1998)                                                 --            3,560
Mortgage-backed securities available for sale (Note 3)                19,402         18,404
Federal Home Loan Bank stock (Note 4)                                  1,000            605

Loans (Note 5)                                                       159,329        110,779
    Less allowance for loan losses                                    (2,328)        (1,457)
                                                                   ---------      ---------
    Net loans                                                        157,001        109,322
                                                                   ---------      ---------
Accrued interest receivable                                            1,244            853
Premises and equipment, net (Note 6)                                   3,501          2,592
Deposit premium and goodwill, net                                      1,617          1,833
Other assets                                                             731          1,002
                                                                   ---------      ---------
             Total assets                                          $ 222,337      $ 179,993
                                                                   =========      =========

                          Liabilities and Shareholders' Equity
Deposits (Note 7):
    Demand deposits                                                $  10,923      $   7,539
    Savings and interest bearing checking                             16,239         12,409
    Money market deposit accounts                                     25,905         23,280
    Time deposits less than $100,000                                  90,931         79,197
    Time deposits $100,000 and greater                                19,247         14,918
                                                                   ---------      ---------
             Total deposits                                          163,245        137,343
                                                                   ---------      ---------
Repurchase agreements                                                  4,818          2,501
Federal Home Loan Bank advances (Note 8)                              20,000          5,066
Accrued interest payable                                                 671            501
Other liabilities                                                      2,477          1,075
                                                                   ---------      ---------
             Total liabilities                                       191,211        146,486
                                                                   ---------      ---------

Commitments and contingencies (Notes 10, 11, 12 and 13)
Shareholders' equity:
    Common stock, no par value; 20,000,000 shares authorized,
      3,658,689 issued and outstanding in 1999 and 1998               34,806         34,788
    Unearned ESOP shares                                                  --            (66)
    Deferred stock awards                                                 --           (195)
    Accumulated other comprehensive income (loss)                     (1,393)           235
    Accumulated deficit                                               (2,287)        (1,255)
                                                                   ---------      ---------
             Total shareholders' equity                               31,126         33,507
                                                                   ---------      ---------
             Total liabilities and shareholders' equity            $ 222,337      $ 179,993
                                                                   =========      =========

         The accompanying notes are an integral part of these financial statements.

Capital Bank Corporation
Consolidated Statements of Operations
For the years ended December 31, 1999, 1998, and 1997
-------------------------------------------------------------------------------------------------------------------
                   (In thousands except per share data)
                                                                           1999            1998            1997
                                                                        ------------------------------------------
Interest income:
    Loans and fees on loans                                             $ 11,020         $  7,246         $  3,311
    Investment securities                                                  2,898            2,147            1,528
    Federal funds and other interest income                                  635            1,137              878
                                                                        --------         --------         --------
             Total interest income                                        14,553           10,530            5,717
                                                                        --------         --------         --------
Interest expense:
    Deposits                                                               6,676            5,486            2,920
    Borrowings                                                               821               32               32
    Repurchase agreements                                                    159                9               --
                                                                        --------         --------         --------
             Total interest expense                                        7,656            5,527            2,952
                                                                        --------         --------         --------
             Net interest income                                           6,897            5,003            2,765
Provision for loan losses                                                    924              792              270
                                                                        --------         --------         --------
             Net interest income after provision for loan losses           5,973            4,211            2,495
                                                                        --------         --------         --------
Other operating income:
    Service charges and fees                                                 461              304              140
    Net gain on sale of securities                                            --               64               --
    Other fees and income                                                    799              348               95
                                                                        --------         --------         --------
             Total other operating income                                  1,260              716              235
                                                                        --------         --------         --------
Other operating expenses:
    Personnel                                                              3,422            2,700            1,498
    Advertising                                                              276              199              131
    Occupancy                                                                503              379              133
    Furniture and equipment                                                  301              244               79
    Data processing                                                          328              280              127
    Professional fees                                                        257              397              198
    Director fees                                                            229              288              168
    Amortization of intangibles                                              216              216              114
    Merger expenses                                                        1,647              288               --
    Other                                                                    945              822              535
                                                                        --------         --------         --------
             Total other operating expenses                                8,124            5,813            2,983
                                                                        --------         --------         --------
             Net loss before income tax expense (benefit)                   (891)            (886)            (253)
    Income tax expense (benefit)                                             (40)              10              557
                                                                        --------         --------         --------

             Net loss                                                   $   (851)        $   (896)        $   (810)
                                                                        ========         ========         ========

Net loss per share - basic and diluted                                  $   (.23)        $   (.25)        $   (.33)
                                                                        ========         ========         ========
Dividends per share                                                     $    .05         $    .10         $    .18
                                                                        ========         ========         ========

              The accompanying notes are an integral part of these
                             financial statements.

Capital Bank Corporation
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 1999, 1998, and 1997
---------------------------------------------------------------------------------------------------------------------------------

Consolidated Statement of Changes in Shareholders' Equity As of and for the years ended December 31, 1999, 1998, and 1997

(In thousands)
                                                  Accumulated
                                                     Other           Stock       Unearned    Deferred      Retained
                                    Common        Comprehensive   Subscriptions    ESOP        Stock       Earnings
                                     Stock       Income (Loss)     Receivable     Shares      Awards      (Deficit)       Total
                                 -------------- ----------------- ------------- ----------- ------------ ------------- -----------

Balance at January 1, 1997           $   9,059        $     (106)     $     -     $  (266)     $  (368)    $   1,258   $   9,577
Issuance of stock                       25,748                 -         (983)          -            -             -      24,765
Proceeds from stock
     subscriptions                           -                 -          983           -            -             -         983
Commissions paid on
     issuance of stock                     (75)                -            -           -            -             -         (75)
Release of ESOP shares                      23                 -            -          71            -             -          94
MRP amortization                             -                 -            -           -           97             -          97

Net loss                                     -                 -            -           -            -          (810)       (810)
Other comprehensive income                   -               120            -           -            -             -         120
                                                                                                                      -----------
      Comprehensive loss                                                                                                    (690)

Cash dividends paid                          -                 -            -           -            -          (446)       (446)
                                   ------------ ----------------- ------------ ----------- ------------ ------------- -----------

Balance at December 31,  1997           34,755                14            -        (195)        (271)           2       34,305

Release of ESOP shares                      33                 -            -         129            -             -         162
MRP amortization                             -                 -            -           -           76             -          76

Net loss                                     -                 -            -           -            -          (896)       (896)
Other comprehensive income                   -               221            -           -            -             -         221
                                                                                                                      -----------
     Comprehensive loss                                                                                                     (675)

Cash dividends paid                          -                 -            -           -            -          (361)       (361)
                                   ------------ ----------------- ------------ ----------- ------------ ------------- -----------

Balance at December 31,  1998           34,788               235            -         (66)        (195)       (1,255)     33,507

Release of ESOP shares                      18                 -            -          66            -             -          84
MRP amortization                             -                 -            -           -          195             -         195

Net loss                                     -                 -            -           -            -          (851)       (851)
Other comprehensive income (loss)            -            (1,628)           -           -            -             -      (1,628)
                                                                                                                      -----------
     Comprehensive loss                                                                                                   (2,479)

Cash dividends paid                          -                 -            -           -            -          (181)       (181)
                                   ------------ ----------------- ------------ ----------- ------------ ------------- -----------

Balance at December 31,  1999        $  34,806       $    (1,393)     $     -      $    -       $    -     $  (2,287)  $  31,126
                                   ============ ================= ============ =========== ============ ============= ===========

              The accompanying notes are an integral part of these
                             financial statements.

Capital Bank Corporation
Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------
For the years ended December 31, 1999, 1998, and 1997

Capital Bank
Consolidated Statements of Cash Flows
For the years ended December 31, 1999, 1998, and 1997

                               (In thousands)
                                                                                  1999           1998           1997
                                                                             -------------  -------------  -------------

Net loss                                                                          $ (851)        $ (896)        $ (810)
Adjustments to reconcile net loss to net cash provided by (used in)
    operating activities:
    Amortization of deposit premium and goodwill                                     216            216            114
    Depreciation                                                                     397            268             84
    Amortization (accretion) of premiums/discount on securities, net                  47             18            (10)
    MRP and ESOP compensation                                                        279            217            218
    Gain on sale of investments                                                        -            (64)             -
    Provision for loan losses                                                        924            792            270
    Change in deferred taxes                                                        (273)             -            384
    Changes in assets and liabilities:
      Accrued interest receivable                                                   (391)          (253)          (331)
      Accrued interest payable                                                       170            118             49
      Other assets                                                                   544           (825)          (194)
      Other liabilities                                                            1,402           (153)        (1,213)
                                                                             ------------   ------------  -------------
             Net cash provided by (used in) operating activities                   2,464           (562)        (1,439)
                                                                             ------------   ------------  -------------

Cash flows from investing activities:
    Net increase in loans                                                        (48,603)       (51,925)       (17,559)
    Additions to premises and equipment                                           (1,306)        (1,797)          (608)
    Purchase of Federal Home Loan Bank stock                                        (395)          (106)          (183)
    Purchase of securities available for sale                                    (14,964)       (12,935)       (12,528)
    Purchase of securities held-to-maturity                                            -              -         (9,004)
    Purchase of mortgage-backed securities available for sale                     (6,281)       (11,641)             -
    Proceeds from maturities of securities available for sale                      7,450         10,613          2,873
    Proceeds from maturities of securities held to maturity                        3,560          8,000          3,000
    Proceeds from sales of securities available for sale                               -          3,055              -
    Proceeds from maturities of certificates of deposit                                -              -            200
    Net cash received from branch acquisitions                                         -              -         10,289
                                                                             ------------   ------------  -------------
             Net cash used by investing activities                               (60,539)       (56,736)       (23,520)
                                                                             ------------   ------------  -------------

Cash flows from financing activities:
    Net increase in deposits                                                      25,902         46,985         24,977
    Net increase in repurchase agreements                                          2,317          2,501              -
    Proceeds from Federal Home Loan Bank borrowings                               20,000          5,000              -
    Principal repayments of Federal Home Loan Bank borrowings                     (5,000)             -              -
    Principal repayments of ESOP Note                                                (66)          (108)          (581)
    Cash dividends paid                                                             (181)          (361)          (446)
    Net proceeds received from sale of stock                                           -              -         25,673
                                                                             ------------   ------------  -------------
             Net cash provided by financing activities                            42,972         54,017         49,623
                                                                             ------------   ------------  -------------

Net change in cash and cash equivalents                                          (15,103)        (3,281)        24,664

Cash and cash equivalents at beginning of period                                  26,765         30,046          5,382
                                                                             ------------   ------------  -------------

Cash and cash equivalents at end of period                                       $11,662        $26,765        $30,046
                                                                             ============   ============  =============

Supplemental Disclosure of Cash Flow Information:
    Cash payments for interest                                                   $ 7,486        $ 5,357        $ 2,542
                                                                             ============   ============  =============

    Cash payments (receipts) for taxes                                            $  287         $  286         $ (305)
                                                                             ============   ============  =============

              The accompanying notes are an integral part of these
                             financial statements.

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.       Summary of Significant Accounting Policies

         Nature of Operations

         Capital Bank Corporation (the "Company") is a bank holding company incorporated under the laws of North Carolina on August 10, 1998 (See
         Note 2). The Company's primary function is to serve as the holding company for its wholly-owned subsidiary, Capital Bank (the "Bank"). The Bank operates 7 branches in central North Carolina and is engaged in general commercial banking, providing a full range of banking services. The majority of the Bank's customers are individuals and small to medium size businesses. The Bank's primary source of revenue is interest earned from loans to customers and from invested cash and securities.

         Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Use of Estimates in the Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and Cash Equivalents

         Cash and cash equivalents include demand and time deposits (with original maturities of 90 days or less) at other institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. At times, the Bank places deposits with high credit quality financial institutions in amounts, which at times, may be in excess of federally insured limits.

         Securities

         Investments in certain securities are classified into three categories and accounted for as follows:

1. Securities Held to Maturity - Debt securities that the institution has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost;

2. Trading Securities - Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;

3. Securities Available for Sale - Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses reported as other comprehensive income, a separate component of shareholders' equity.

         The classification of securities is generally determined at the date of purchase. Gains and losses on sales of securities, computed based on specific identification of the adjusted cost of each security, are included in other income at the time of the sales.

         Premiums and discounts on debt securities are recognized in interest income on the level interest yield method over the period to maturity.

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Loans and Allowance for Loan Losses

         Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net deferred loan origination fees and costs. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Deferred loan fees and costs are amortized to interest income over the contractual life of the loan using the level yield method.

         A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

         At December 31, 1999, there were no loans material to the financial statements considered to be impaired. At December 31, 1998, the recorded investment in loans which had been identified by the Bank as impaired loans totaled $479,000. The average balance during 1999 and 1998 for impaired loans was approximately $160,000 and $490,000, respectively. Total income related to impaired loans from the point in time when those loans were deemed to be impaired as reflected in the 1998 Statements of Operations was approximately $4,000.

         The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc. It is possible that these factors and management's evaluation of the adequacy of the allowance for loan losses will change.

         The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay.

         Income Recognition on Impaired and Nonaccrual Loans

         Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or as partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

         Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

         While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged-off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Foreclosed Assets

         Any assets acquired as a result of foreclosure are valued at the lower of the recorded investment in the loan or fair value less estimated costs to sell. The recorded investment is the sum of the outstanding principal loan balance and foreclosure costs associated with the loan. Any excess of the recorded investment over the fair value of the property received is charged to the allowance for loan losses. Valuations will be periodically performed by management and any subsequent write-downs due to the carrying value of a property exceeding its estimated fair value less estimated costs to sell are charged against other expenses.

         Premises and Equipment

         Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method based on estimated service lives of assets. Useful lives range from 3 to 10 years for furniture and equipment. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases. Repairs and maintenance are charged to expense as incurred.

         Upon disposition, the asset and related accumulated depreciation or amortization are relieved and any gains or losses are reflected in operations.

         Intangible Assets

         Deposit premium and goodwill arising from the branch acquisition completed on June 20, 1997 of $2,000,000 and $164,000, respectively, before combined accumulated amortization of $547,000 and $331,000 at December 31, 1999 and 1998, respectively, are being amortized on a straight-line basis over ten years. These lives were estimated by management at the time the assets were acquired using information available at that time and are subject to re-evaluation as new information becomes available. Amortization expense recognized during the years ended December 31, 1999, 1998, and 1997 was $216,000, $216,000, and $114,000, respectively.

         The Company evaluates intangible assets for potential impairment by analyzing the operating results, trends and prospects of the Company. The Company also takes into consideration recent acquisition patterns within the banking industry and any other events or circumstances which might indicate potential impairment.

         Income Taxes

         Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes will become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if the Company cannot determine that the benefits will more likely than not be realized.

         Accounting  for  Transfers  and  Servicing  of  Financial   Assets  and
         Extinguishments of Liabilities

         The Company applies a financial-components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Due to the small number of transactions and the immateriality of revenue associated with these transactions, there was no material impact on results of operations or financial position due to the adoption of this statement.

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Net Loss Per Share

         Net loss per share is computed on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding was 3,676,432, 3,647,377 and 2,460,266 for the years ended December 31, 1999, 1998 and 1997, respectively.

         The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" as of December 31, 1997. In accordance with SFAS 128, the Bank has presented both basic and diluted EPS on the face of the Statement of Operations. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. For loss periods, diluted EPS is the same as basic EPS due to the fact that including common stock equivalents in the calculation of diluted EPS would be antidilutive.

         Comprehensive Loss

         The Company adopted SFAS No. 130, "Reporting Comprehensive Income" on January 1, 1998. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in general-purpose financial statements.

         As required by SFAS 130, prior year information has been modified to conform with the new presentation. The Company's only components of other comprehensive income relate to unrealized gains and losses on available for sale securities. Information concerning the Company's other comprehensive income (loss) for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                                                 1999         1998         1997
                                                               --------     --------     --------
(In thousands)
Unrealized gains (losses) on securities available for sale     $(1,628)     $   285      $   120
Reclassification of gains recognized in net loss                    --          (64)          --
                                                               -------      -------      -------
Other comprehensive income (loss)                              $(1,628)     $   221      $   120
                                                               =======      =======      =======

         Segment Information

         During the year ended December 31, 1998, the Company adopted the provisions of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that public business enterprises report certain information about operating segments in their annual financial statements and in condensed financial statements of interim periods issued to shareholders. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

         Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance. The Company has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the single geographic area of central North Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

         Employers Disclosures about Pensions and Other Postretirement Benefits

         The  Company has adopted  the  provisions  of SFAS No. 132,  "Employers
         Disclosures about Pensions and Other Postretirement Benefits", effective for fiscal years beginning after December 15, 1997. This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         recognition of those plans. The adoption of SFAS No. 132 did not have a material effect on the Company's consolidated financial statements.

         Reclassifications

         Certain items included in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation. These reclassifications have no effect on the net loss or shareholders' equity previously reported.

         New Pronouncements

         The Company will adopt the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" effective with the fiscal quarter beginning July 1, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether or not the derivative is designated as a hedging instrument. SFAS No. 133 is not expected to have a material effect on the Company's financial statements.

2.       Organization and Significant Activities

         The Bank was organized on December 12, 1996 and commenced a public subscription offering on February 17, 1997. The offering resulted in gross proceeds of $27.3 million from the sale of 2,477,651 shares.

         On June 20, 1997,  the Bank  acquired two branches  located in Sanford,
         North  Carolina  from  a  large   community  bank.  A  summary  of  the
         acquisition is as follows:


(In thousands)
Deposits assumed                             $   23,294
Deposit premium paid                             (2,000)
Loans acquired                                  (10,908)
Goodwill recorded                                   163
Net other assets acquired                          (260)
                                             -----------

             Net cash received               $   10,289
                                             ===========

         In accordance with the rules and regulations of the North Carolina Commissioner of Banks, all expenditures of the Bank prior to commencing operations are charged against surplus. The operating expenses, principally personnel and occupancy, amounted to $437,000, and expenses related to the offering aggregated $1,069,000.

         On March 26, 1999, pursuant to the reorganization of the Bank into a holding company structure, the common stock of the Bank was converted on a share-for-share basis into common stock in the Company that have rights, privileges and preferences identical to the common stock of the Bank. On March 31, 1999, the Company completed its acquisition of Home Savings Bank of Siler City SSB, Inc. ("Home Savings") through the issuance of 1.28 shares of the Company's common stock for each share of Home Saving's outstanding common stock, or 1,181,038 shares. The acquisition was accounted for as a pooling-of-interests. On July 16, 1999, Home Savings merged with the Bank to form one subsidiary under the Company. Separate results of pooled entities for the years ended December 31, 1998 and 1997 are as follows:

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                   Home
                                   Company        Savings       Combined
                                 -----------   ------------  -------------
         (In thousands)
         1998:
         Total interest income   $  6,472       $  4,058       $ 10,530
         Net interest income        3,409          1,594          5,003
         Net  income (loss)        (1,124)           228           (896)

         1997:
         Total interest income   $  1,816       $  3,901       $  5,717
         Net interest income        1,147          1,618          2,765
         Net  income (loss)          (722)           (88)          (810)

         Prior to the merger with the Company, Home Savings reported total interest income of $994,000, net interest income of $418,000 and a net loss of $1,285,000 for the three months ended March 31, 1999.

3.       Securities

         Securities at December 31, 1999 and 1998 are summarized as follows:

                                                                 Gross            Gross          Estimated
                                              Amortized        Unrealized       Unrealized         Market
(In thousands)                                  Cost             Gains           Losses            Value
                                           ---------------  ---------------- ---------------- ----------------
         1999
         ----
Available for sale:

    U.S. Agency obligations                    $   26,916         $      29        $     766       $   26,179
    Mortgage-backed securities                     20,058                 5              661           19,402
                                           ---------------  ---------------- ---------------- ----------------

                                               $   46,974         $      34       $    1,427       $   45,581
                                           ===============  ================ ================ ================
         1998
         ----
Available for sale:
    U.S. Agency securities                         14,938               132               13           15,057
    Mortgage-backed securities:                    18,288               156               40           18,404
                                           ---------------  ---------------- ---------------- ----------------
                                               $   33,226         $     288        $      53       $   33,461
                                           ===============  ================ ================ ================
Held to Maturity:
    U.S. Agency securities                     $    3,560          $      6         $      -       $    3,566
                                           ===============  ================ ================ ================

         The amortized cost and estimated market values of securities at December 31, 1999 by contractual maturities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                   Estimated
                                                 Amortized           Market
(In thousands)                                      Cost             Value
                                              ---------------------------------

Available for sale:
    Due in one year or less                     $     1,000         $      999
    Due after one year through five years            21,732             21,156
    Due after five years through ten years           11,654             11,269
    Due after ten years                              12,588             12,157
                                                -----------        -----------
                                                $    46,974        $    45,581
                                                -----------        -----------



         During the year ended December 31, 1998, the Company had gross realized gains of $64,000 on sales of available for sale securities with book values of $3,055,000. There were no sales of securities during the periods ended December 31, 1999 or 1997.

         Securities with an amortized cost of $31,142,000 were pledged as of December 31, 1999 to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

4.       Federal Home Loan Bank Stock

         The Company, as member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for the FHLB stock, and it has no quoted market value.

5.       Loans and Allowance for Loan Losses

         The composition of the loan portfolio by loan classification at December 31, 1999 and 1998 is as follows:

          (In thousands)                 1999              1998
                                      --------------------------
          Commercial                  $104,572          $ 62,551
          Consumer                      11,444             7,586
          Home Equity Lines             12,008             9,801
          Residential mortgages         31,533            31,059
                                      --------          --------
                                       159,557           110,997
Less deferred loan fees, net               228               218
                                      --------          --------
                                      $159,329          $110,779
                                      ========          ========


         A summary of activity in the allowance for loan losses for the years ended December 31, 1999, 1998, and 1997 is as follows:

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
      (In thousands)                        1999          1998          1997
                                          -----------------------------------
Balance at beginning of period            $ 1,457       $   705       $   278
Adjustment for loans acquired                  --            --           163
Provision for loan losses                     924           792           270
Loans charged-off, net of recoveries          (53)          (40)           (6)
                                          -------       -------       -------
Balance at end of period                  $ 2,328       $ 1,457       $   705
                                          =======       =======       =======

         At December 31, 1999, nonperforming assets consisted of nonaccrual loans in the amount of $92,000. At December 31, 1998, nonperforming assets consisted of nonaccrual loans in the amount of $75,000. At December 31, 1999 and 1998, there were no loans past due greater than 90 days and still accruing interest.

         In the normal course of business certain directors and executive officers of the Company, including their immediate families and companies in which they have an interest, may be loan customers. Total loans to such groups at December 31, 1999 and activity during the year ended December 31, 1999, is summarized as follows:

(In thousands)
Beginning balance                 $   6,472
New loans                             4,736
Principal repayments                 (3,105)
                                  ----------

Ending balance                    $   8,103
                                  ==========


         In addition, such groups had available lines of credit in the amount of $875,000 at December 31, 1999. The Company paid an aggregate of approximately $274,000, $176,000 and $312,000 to companies owned by members of the board of directors for equipment and construction and consulting services during 1999, 1998 and 1997, respectively.

6.       Premises and Equipment

         Premises and equipment at December 31, 1999 and 1998 are as follows:


                                                       1999          1998
                                                  ----------------------------
(In thousands)
Land                                                $   592       $   394
Buildings and leasehold improvements                  2,226         1,667
Furniture and equipment                               1,660         1,142
Automobiles                                             108            85
Construction in progress                                 13             4
                                                    -------       -------
                                                      4,599         3,292
Less accumulated depreciation and amortization       (1,098)         (700)
                                                    -------       -------
                                                    $ 3,501       $ 2,592
                                                    =======       =======

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7.       Deposits

         At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:


        (In thousands)
2000                                      $   78,607
2001                                          20,567
2002                                          10,904
2003                                               -
2004                                             100
                                          -----------
                                          $  110,178


8.       Federal Home Loan Bank Advances

         Advances from the Federal Home Loan had a weighed average rate of 5.19% at December 31, 1999 and were collateralized by certain securities (Note 3). Advances outstanding at December 31, 1999 mature from April through December 2009.

         At December 31, 1999, the Company had an additional $13,351,000 of credit available with the FHLB.

9.       Income Taxes

         Income taxes charged to operations for the years ended December 31, 1999, 1998, and 1997 consist of the following components:


          (In thousands)                     1999      1998      1997
                                           ----------------------------

Current income tax expense (benefit)       $   233   $    10   $   173
Deferred income tax expense                   (273)        -       384
                                           --------  --------  --------

Total income tax expense                   $   (40)  $    10   $   557
                                           ========  ========  ========


         Income tax expenses and benefits recorded during the years ended December 31, 1998 and 1997 reflect only those taxes paid or refunded for Home Savings Bank prior to the merger date. Capital Bank has not recorded any expense for those periods due to the generation of net operating losses and the establishment of a valuation allowance against deferred tax assets.

         Deferred tax assets reflected on the financial statements of Home Savings Bank prior to the merger date were fully reserved during the 1997 year due to the net losses incurred as a result of consolidating the financial statements of the two entities. Those assets would not have been reserved prior to 1997 since Capital Bank was not yet in operation before that time and, accordingly, had not yet recorded any losses. The entry to reserve the deferred tax assets of Home Savings Bank as of December 31, 1997 resulted in additional income tax expenses of $404,000.

         The difference between income tax and the amount computed by applying the statutory federal income tax rate of 34% was primarily a result of the change in the valuation allowance on the net deferred tax asset for the years ended December 31, 1999, 1998 and 1997 and certain non-deductible merger expenses in those years.

         Significant components of deferred tax assets and liabilities at December 31, 1999 and 1998 are as follows:

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    (In thousands)                          1999        1998
                                                       ------------------------
          Deferred tax assets:
              Allowance for loan losses                 $     766    $     401
              Preopening expenditures                          97          135
              Amortization                                     70           42
              Directors fees                                  308          121
              Deferred compensation                           350          184
              Deferred loan fees and costs                     24           85
              Other                                            93           59
              Net operating loss                                -          148
                                                       -----------  ----------
                       Total deferred tax assets            1,708        1,175
              Valuation allowance                          (1,320)      (1,050)
                                                       -----------   ----------
                       Net deferred tax assets                388          125
                                                       -----------   ----------
          Deferred tax liabilities:
              Depreciation                                    (64)         (74)
              FHLB Stock                                      (51)         (51)
                                                       -----------   ----------
                       Total deferred tax liabilites         (115)        (125)
                                                       -----------   ----------
              Net deferred tax assets                       $ 273      $ - 273 -
                                                       ===========   ==========

10.      Leases

         The Company has noncancelable operating leases for its corporate office and branch locations that expire at various times through 2007. Future minimum lease payments under the leases for years subsequent to December 31, 1999 are as follows:


               (In thousands)
         2000                                         $    123
         2001                                               57
         2002                                               57
         2003                                               57
         2004                                               47
         Thereafter                                         91
                                                     ---------
                                                     ---------
                                                      $    432
                                                     =========

         During 1999, 1998, and 1997, payments under operating leases were $212,000, $162,000, and $64,000 respectively.

11.      Regulatory Matters and Restrictions

         The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. As of March 31, 1999, the most recent notification from regulators, the Bank was categorized as "well capitalized" by regulatory authorities. There are no conditions or events since March that management believes could have changed the Bank's category. Management believes, as of December 31, 1999, that the Company meets all capital requirements to which it is subject.

         The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statues Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank.

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Dividends as shown in the consolidated financial statements of the Company reflect only those dividends paid by Home Savings prior to the effective merger date.

         To be categorized as well capitalized, the Company and the Bank must maintain minimum amounts and ratios. The Bank's actual capital amounts and ratios as of December 31, 1999 and December 31, 1998 and the minimum requirements are presented in the following table.



                                                                          Minimum Requirements for:
                                              Actual             Adequacy Purposes      To Be Well Capitalized
                                        --------------------  ---------------------  --------------------------
(In thousands)                           Amount     Ratio      Amount      Ratio      Amount         Ratio
                                        ---------- ---------  ----------  ---------  ----------  --------------
 1999
Total Capital (to Risk Weighted Assets)  $ 32,798    20.56%    $ 12,763      8.00%    $ 15,954          10.00%
Tier I Capital (to Risk Weighted Assets)   30,800    19.31%       6,381      4.00%       9,572           6.00%
Tier I Capital (to Average Assets)         30,800    15.49%       7,955      4.00%       9,944           5.00%

                                                                Minimum Requirements for:
                                         Actual                Adequacy Purposes     To Be Well Capitalized
                                        --------------------- -------------------------------------------------
(In thousands)                           Amount      Ratio     Amount     Ratio     Amount        Ratio
                                        ----------  --------- ---------- --------- ----------  -------------
 1998
Total Capital (to Risk Weighted Assets)   $33,152     29.58%    $ 8,965     8.00%   $ 11,207         10.00%
Tier I Capital (to Risk Weighted Assets)   31,751     28.33%      4,483     4.00%      6,724          6.00%
Tier I Capital (to Average Assets)         31,751     22.07%      5,754     4.00%      7,193          5.00%

12.      Employee Benefit Plans

         401(k) Plan

         The Company instituted a 401(k) plan for the benefit of its employees, which includes provisions for employee contributions, subject to limitation under the Internal Revenue Code, with the Company to match contributions up to 6% of the employee's salary. The Plan provides that employees' contributions are 100% vested at all times and the Company's contributions vest 25% during the third year of service, an additional 25% during the fourth year of service and the remaining 50% during the fifth year of service. Further, the Company may make additional contributions on a discretionary basis. Aggregate contributions for 1999, 1998, and 1997 were $132,000, $70,000, and $19,000, respectively.

         Defined Benefit Plan

         The   employees   of  the  former  Home  Savings   participated   in  a
         non-contributory defined benefit pension plan. The Company is in the process of terminating this plan. As of December 31, 1999, the plan was still active, and an estimated termination accrual of $33,000 has been recorded. Net periodic pension cost for the years ended September 30, 1999, 1998 and 1997 included the following components:

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                 (In thousands)                             1999      1998       1997
                                                         -------------------------------

         Service cost for benefits earned                $ 24,979   $ 50,465   $ 43,815
         Interest cost on projected benefit obligation     23,630     16,753     12,408
         Actual return on plan assets                     (23,820)   (20,718)   (11,034)
         Net amortization and deferral                     10,375      9,526      1,503
                                                         --------   --------   --------

                                                         $ 35,164   $ 56,026   $ 46,692
                                                         ========   ========   ========

         The following schedule sets forth the plan's funded status at September 30, 1999 and 1998:

                                                                          1999             1998
                                                                       --------------------------
         (In thousands)
         Vested benefit obligation                                      $ 210,956       $ 170,131
                                                                        =========       =========

         Accumulated benefit obligation                                 $ 212,288       $ 170,711
                                                                        =========       =========

         Projected benefit obligation                                   $ 386,179       $ 306,540
         Plan assets at fair value                                       (296,326)       (203,362)
                                                                        ---------       ---------
         Projected benefit obligation in excess of plan assets             89,853         103,178

         Unrecognized net obligation                                      (14,535)        (15,479)
         Unrecognized prior service cost                                   24,289          26,371
         Unrecognized net loss                                            (86,238)        (73,761)
                                                                        ---------       ---------

         Accrued pension liability recognized in other liabilities      $  13,369       $  40,309
                                                                        =========       =========

         The assumed discount rate used in the determination of the actuarial present value of accumulated plan benefits was 7% at September 30, 1999 and 1998. The assumed long-term rate of return on plan assets was 7%, and the assumed rate of compensation increase was 6%, for the fiscal years ended September 30, 1999 and 1998.

         Total pension plan expense charged to operations for the fiscal years ended September 30, 1999, 1998 and 1997 was $39,000, $60,000 and
         $49,000, respectively.

         Employee Stock Ownership Plan

         The employees of the former Home Savings participated in an Employee Stock Ownership Plan ("ESOP"). The ESOP used $717,000 in borrowings to purchase the equivalent of 91,875 shares of the Company's stock upon the mutual to stock conversion of Home Savings. These shares were allocated to employees and expensed at fair market value at the time they were committed to be released through the repayment of the associated borrowings. The ESOP debt was fully repaid by December 31, 1999. The principal balance of the ESOP loan at December 31, 1998 was $66,000. The financial statements for the years ended December 31, 1999, 1998 and 1997 include compensation expense of $20,000, $140,000 and $125,000 and interest expense of $3,000, $11,000 and $20,000, respectively, related to the ESOP. In addition, during 1999, an expense of $52,000 related to the ESOP was charged to merger related expenses.

         The Savings Bank guaranteed the repayment of the ESOP debt to the outside lender and, accordingly, recorded the debt on its balance sheet with a corresponding contra-equity account.

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Management Recognition Plan (MRP)

         On July 17, 1996, prior to the merger with the Company, Home Savings adopted an MRP Plan and committed to provide funding to the MRP Plan to purchase 35,854 shares of Home Saving's common stock, converted to 45,893 shares of the Company's stock, on that date. On July 17, 1996, 33,724 shares, with a market value of $382,032, were issued to the MRP Plan and awarded to certain officers and employees as restricted stock which were to vest at a rate of 20% per year over the five year period ending July 17, 2001. The remaining 9,507 shares could have been purchased and awarded at the discretion of the Board of Directors to participants in the future by Trustees of the MRP Plan. The plan contained provisions providing for forfeiture of unvested shares in the event of termination of employment, and vesting in the event of death, disability, or change in control. Per the terms of the plan, all unvested shares as of March 31, 1999, the effective date of the merger, became fully vested.

         The shares issued to the MRP plan were recorded as outstanding shares, and the unvested portion has been recorded as unearned compensation through a contra equity account. The consolidated statements of operations for the years ended December 31, 1999, 1998, and 1997 include compensation expense of $19,000, $76,000 and $97,000, respectively, relating to the scheduled vesting of MRP shares. In addition, during 1999, an expense of $175,000 related to the MRP was charged to merger related expenses.

13.      Stock Options

         The Company's Board of Directors has approved an incentive stock option plan and a nonqualified stock option plan for the benefit of its employees and its employees and directors, respectively. The Board has reserved 200,000 shares for each of the plans.

         Grants of options are made by the Board or the Compensation Committee. All grants must be at no less than fair market value on the date of grant, must be exercised no later than 10 years from the date of grant, and may be subject to some vesting provisions.

         A summary of the changes during the years ending December 31, 1999, 1998 and 1997 of the Company's Plan, including the weighted average exercise price ("WAEP") is presented below:

                                               1999                    1998                     1997
                                     ------------------------------------------------------------------------

                                         Shares       WAEP      Shares         WAEP      Shares        WAEP
                                     ----------- ----------- -----------  ----------- ----------- -----------

Outstanding at beginning of year      180,851      $   11.51   105,101      $    9.79    63,101      $    8.98
Granted                                34,400          11.16    75,750          13.90    42,000          11.00
                                      -------      ---------   -------      ---------   -------      ---------
Outstanding at end of year            215,251      $   11.46   180,851      $   11.51   105,101      $    9.79
                                      =======      =========  =======      ==========   =======      =========

Options exercisable at year-end       143,931      $   11.20    90,192      $   10.44    25,621      $   10.01
                                      =======      =========   =======      =========   =======      ========

         The following table summarizes information about the Plan's stock options at December 31, 1999:

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                           Remaining
                              Number      Contractual        Number
         Exercise Price    Outstanding        Life         Exercisable
         --------------    -----------    -----------     -----------
              $8.98           63,101       6.8 years          63,101
             $10.25            3,000       9.3 years             450
             $11.00           43,000       7.5 years          23,800
             $11.25           31,400       9.3 years           4,710
             $13.75           18,000       8.1 years           3,600
             $14.00           56,750       8.6 years          48,270
                           -----------                    -----------
                             215,251                         143,931
                           ===========                    ===========


         The Company accounts for its Plans under the provisions of APB Opinion No. 25. However, the Company is required to disclose the pro forma effects on net income as if it had recorded compensation based on the fair value of options granted. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:

                                             1999          1998           1998
                                          --------------------------------------

         Dividend yield                         -             -              -
         Expected volatility                 30.3%         33.5%          15.0%
         Riskfree interest rate              5.11%         5.40%          5.75%
         Expected Life                     7 years       7 years        6 years



         The weighted average fair value of options granted during 1999, 1998 and 1997 was $4.19, $6.52 and $3.51 respectively.

         Had compensation cost for the Bank's stock-based compensation plans, as described above, been determined consistent with SFAS No. 123, the Bank's net loss and loss per share would have been increased by to the pro forma amounts indicated below:

        (In thousands, except per share data)                          1999      1998        1997
                                                                   ------------------------------

         Net (loss)                                 As reported     $  (851)   $  (896)   $  (810)
                                                     Pro forma         (998)    (1,258)      (839)

         Net (loss) per share - Basic and diluted   As reported     $ (0.23)   $ (0.25)   $ (0.33)
                                                     Pro forma        (0.27)     (0.34)     (0.34)

14. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

         The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. At December 31, 1999, these financial instruments were comprised entirely of unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

         The Company 's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Company uses the same credit policies in making these commitments as they do for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include trade accounts receivable, property, plant, and equipment and income-producing commercial properties. Since

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         many unused lines of credit expire  without being drawn upon, the total
         commitment   amounts  do  not   necessarily   represent   future   cash
         requirements.

         Unused  lines  of  credit  and  outstanding   letters  of  credit  were
         $35,845,000 and $777,000, respectively, at December 31, 1999 and $22,842,000 and $155,000, respectively, at December 31, 1998.

         The Bank's lending in concentrated primarily in Wake, Chatham, and Lee counties in North Carolina.

15.      Fair Value of Financial Instruments

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net amounts ultimately collected could be materially different from the estimates presented below. In addition, these estimates are only indicative of the values of individual financial instruments and should not be considered an indication of the fair value of the Company taken as a whole.

         The fair values of cash and due from banks, Federal funds sold, interest bearing deposits in banks and accrued interest receivable/payable are equal to the carrying value due to the nature of the financial instruments. The estimated fair values of investment securities and mortgage-backed securities are provided in Note 3 to the Financial Statements.

         The fair value of the net loan portfolio has been estimated using the present value of expected cash flows, discounted at an interest rate giving consideration to estimated prepayment risk and credit loss factors. The fair value of the Bank's loan portfolio at December 31, 1999 and 1998 were as follows:

        (In thousands)                        1999              1998
                                         --------------------------------
          Loans:
           Carrying amount                $    157,001       $    109,322
           Estimated fair value                155,958            110,295


         The fair values of deposit liabilities and repurchase agreements with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $59,884,000 and $47,727,000 at December 31, 1999 and 1998, respectively. Therefore, the fair value estimates for these products do not reflect the benefits that the Bank receives from the low-cost, long-term funding they provide. These benefits are considered significant.

         The fair values of certificates of deposits and advances from the FHLB is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying value and estimated fair values of certificates of deposit and FHLB advances at December 31, 1999 and 1998 were as follows:

                 (In thousands)            1999          1998
                                       --------------------------
         Certificates of deposits:
             Carrying amount            $110,178      $ 94,115
             Estimated fair value        110,488        94,470
         Advances from the FHLB:
             Carrying amount            $ 20,000      $  5,000
             Estimated fair value         19,661         5,000

Capital Bank Corporation
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $36,622,000 and $22,997,000 at December 31, 1999 and 1998, respectively, which are primarily comprised of unfunded loan commitments.

         The Company's remaining assets and liabilities are not considered financial instruments.

                        Report of Independent Accountants



The Board of Directors and Shareholders
Capital Bank Corporation
Raleigh, North Carolina

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Capital Bank Corporation at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




January 28, 2000
Raleigh, North Carolina
                                       29

         Board of Directors - Capital Bank and Capital Bank Corporation

                 O. A. Keller, III                                        Oscar A. Keller, Jr.
              (Chairman of the Board)                            President and Chief Executive Officer
       President and Chief Executive officer                         Parkview Retirement Home, Inc.
            Earthtec Environmental, Inc.
                                                                             Vernon Malone
                 Charles F. Atkins                                          Retired Educator
                     President                                          Wake County Commissioner
                 Cam-L Corporation
                                                                         George R. Perkins, III
                    Lamar Beach                                          Vice President - Sales
                      Retired                                           Frontier Spinning Mills
Former Chief Executive Officer - Spanco Corporation
                                                                              Don W. Perry
                  James A. Beck                                              Vice President
     President and Chief Executive Officer                                  Lee Brick & Tile
            Capital Bank Corporation
                                                                             J. Rex Thomas
                                                                               President
              David J. Gospodarek, CPA                            Grubb & Ellis/Thomas Linderman, Inc.
          Gospodarek, Lunsford & Associates
                                                                        Bruce V. Wainright, DDS
                   Carolyn W. Grant                           President, Bruce V. Wainright, D.D.S., P.A.
                  Investment Broker
                 Trademark Properties                                  Samuel J. Wornom, III
                                                                President and Chief Executive Officer
                   John F. Grimes                                       Nouveau Properties
                       Partner
                  Budd Tire Company
                                                                     Executive Officers
                  Darleen M. Johns
        President and Chief Executive Officer                            James A. Beck
             Alphanumeric Systems, Inc.                       President and Chief financial Officer

                  Robert L. Jones                                      Allen T. Nelson, Jr.
                     Chairman                                 Senior Vice President, Secretary and
              DJB Construction Group                                 Chief Financial Officer

                                                                        Franklin G. Shell
                                                                       Senior Vice President
                                                                      Senior Lending Officer

                                                                       Charlie T. Bowers, Jr.
                                                                        Sanford Market CEO

                                                                       William L. Dawkins
                                                                       Raleigh Market CEO

                                                                       Ernest F. McAllister
                                                                         Cary Market CEO

                                                                        Edwin E. Bridges
                                                                    Chatham County Market CEO

Annual Meeting

The 2000 Annual Meeting of the Shareholders of Capital Bank Corporation will be held at 2:30 p.m., Thursday, April 20, 2000, at the Brick City Chop House, 101
S. Steele Street, Sanford, North Carolina.

Stock Market Information
Capital Bank common stock commenced trading on the OTC Bulletin Board on July 22, 1997 under the symbol "CBKN" and on December 18, 1997 was listed on the NASDAQ Small Cap Market under the symbol "CBKN." On March 31, 1999, shares of Capital Bank stock were converted on a share-for-share basis into common stock of Capital Bank Corporation. On February 23, 2000, there were approximately 769 shareholders of record and 1,438 beneficial holders of stock. The following table sets forth market prices per share of common stock for the periods indicated. The price ranges reflect the high and low sales price of actual transactions.

                        1999         High         Low         Close
                 First Quarter       12          9 3/4        9 15/16
                 Second Quarter      11 3/4      9            10 1/8
                 Third Quarter       11          9            9
                 Fourth Quarter      10          7 1/2        7 3/4

                        1998         High        Low          Close
                 First Quarter       16          12 3/4       15 3/4
                 Second Quarter      18 1/8      15 1/2       16 3/4
                 Third Quarter       16 3/4      12           12 3/4
                 Fourth Quarter      13          10 1/2       11

Banking Offices
      Raleigh - Main Office and Corporate Headquarters                      Cary - Harrison Ave.
                 4400 Falls of Neuse Rd.                                  915 North Harrison Ave.
                      P.0. Box 18949                                          Cary, NC 27513
                  Raleigh, NC 27619-8949                                      (919) 319-1049
                      (919) 978-3100
                                                                         Cary - Kildaire Farm Rd.
                  Sanford - Main Office                                   1201 Kildaire Farm Rd.
                   130 N. Steele Street                                       Cary, NC 27511
                    Sanford, NC 27330                                         (919) 469-9400
                      (919) 775-4000
                                                                                Siler City
                 Sanford - Kendale Plaza                                   300 East Raleigh St.
                   2800 Williams Street                                    Siler City, NC 27344
                    Sanford, NC 27330                                         (919) 742-4186
                      (919) 775-2900

                                                                          Financial Information
                Sanford - Tramway Crossing                   To obtain financial information or a copy of the
               2222 Jefferson Davis Highway                Company's Annual Report or Form 10-K, please contact:
                    Sanford, NC 27330
                      (919) 776-2222                                       Allen T. Nelson, Jr.
                                                             Senior Vice President and Chief Financial Officer
                      Transfer Agent                                     Capital Bank Corporation
              Registrar and Transfer Company                                  P. 0. Box 18949
                    10 Commerce Drive                                     Raleigh, NC 27619-8949
                    Cranford, NJ 07016                                        (919) 874-6321
                      (800)456-0596

                   www.capitalbank-nc.com