Form 10-K, Exhibit 13
period 2000-12-31
CAPITAL BANK CORP
filed 2001-03-27
CIK 1071992

EXHIBIT 13

                          Annual Report to Shareholders

TABLE OF CONTENTS

Selected Financial Data                                                     1

Letter to Shareholders                                                 2 to 5

Management's Discussion and Analysis                                  6 to 14

Consolidated Balance Sheets                                                15

Consolidated Statements of Operations                                      16

Consolidated Statements of Changes in Shareholders' Equity                 17

Consolidated Statements of Cash Flows                                      18

Notes to Consolidated Financial Statements                           20 to 36

Report of Independent Accountants                                          37

Corporate Information                                                38 to 40

SELECTED FINANCIAL DATA

                                                                        As of and for the Years Ended
(In thousands except share and per share data)                                   December 31 (1)                        September 30
--------------------------------------------------------------------------------------------------------------------    ------------
                                                             2000             1999            1998            1997          1996
Selected Balance Sheet Data
Cash and Due From Banks                                  $    27,676     $     9,702     $    10,365     $     3,559     $       803
Federal Funds Sold                                               750           1,960          16,400          26,487             975
Securities                                                    61,947          46,581          37,626          34,345          19,289
Gross Loans                                                  242,275         159,329         110,779          58,894          30,314
Allowance for Loan Losses                                      3,463           2,328           1,457             705             280
Total Assets                                                 343,620         222,337         179,993          26,934          52,363
Deposits                                                     279,094         163,245         137,343          90,358          41,667
Borrowings                                                    15,000          20,000           5,066             194             300
Repurchase Agreements                                          9,804           4,818           2,501              --              --
Shareholders' Equity                                          35,015          31,126          33,507          34,305           9,186

Summary of Operations
Interest Income                                          $    23,751     $    14,553     $    10,530     $     5,717     $     3,992
Interest Expense                                              13,101           7,656           5,527           2,952           2,149
                                                         -----------     -----------     -----------     -----------     -----------
Net Interest Income                                           10,650           6,897           5,003           2,765           1,843
Provision for Loan Losses                                      1,110             924             792             270              --
Net Interest Income After Provision
  For Loan Losses                                              9,540           5,973           4,211           2,495           1,843
Non-interest Income                                            2,193           1,260             716             235              78
Non-interest Expense Excluding Non-recurring
  Merger Related Costs                                         9,506           6,477           5,525           2,983           1,049
                                                         -----------     -----------     -----------     -----------     -----------
Pre-tax Net Income (Loss) before Non-recurring
  Merger Related Costs                                         2,227             756            (598)           (253)            872
Non-recurring Merger Related Costs                                90           1,647             288              --              --
Income Tax Expense (Benefit)                                     (36)            (40)             10             557             356
                                                         -----------     -----------     -----------     -----------     -----------
Net Income (Loss)                                        $     2,173     $      (851)    $      (896)    $      (810)    $       516
                                                         ===========     ===========     ===========     ===========     ===========

Per Share Data (2)
Net Income (Loss) Before Non-recurring
  Merger Related Costs                                           .61             .22            (.17)           (.33)           .55
Net Income (Loss)                                                .59            (.23)           (.25)           (.33)           .55
Book Value                                                      9.57            8.51            9.19            9.38           9.96
Number of Common Shares                                    3,658,689       3,658,689       3,658,689       3,658,689         922,686

Selected Ratios
Return On Average  Assets                                        .73%          (0.42)%         (0.60)%         (0.98)%         0.92%
Return on Average Shareholders'  Equity                         6.21%          (2.68)%         (2.62)%         (3.65)%         4.18%
Average  Shareholders' Equity to Average  Total Assets         11.83%          15.81%          23.08%          26.91%         21.89%
Net Interest Margin                                             3.78%           3.61%           3.55%           3.52%          3.43%


(1) Capital Bank opened for business on June 20, 1997. Capital Bank Corporation formed March 31, 1999. Balances for years ended December 31, 1998 and 1997 have been restated to reflect the combined balances of Capital Bank and Home Savings Bank for those periods. Year ended September 30, 1996 reflects only the balances of Home Savings Bank.

(2) Per share data for 1996 calculated beginning on the date Home Saving Bank converted to a stock institution.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
--------------------------------------------------------------------------------

Capital Bank (the "Bank") is a full-service state chartered community bank conducting business primarily in the Research Triangle region and surrounding areas of North Carolina. The Bank was incorporated on May 30, 1997 and opened its first branch for business on June 20th of that same year in Raleigh. On June 23, 1997, two branches in Sanford, North Carolina were acquired from another financial institution. During 1998, the Bank opened branches in two Cary, North Carolina locations. During 1999, the Bank added a branch in Siler City, North Carolina through a merger transaction as described below and opened a de novo branch in Sanford. In April, 2000, the Bank purchased 5 branches in the eastern part of North Carolina including Oxford (2), Warrenton (1), Seaboard (1), and Woodland (1) from another financial institution. In June 2000, the Bank moved into a new corporate headquarters building on Glenwood Avenue in Raleigh, North Carolina and opened a new branch in the same facility.

At a special meeting of shareholders held on March 26, 1999, the shareholders of Capital Bank approved the reorganization of Capital Bank into a bank holding company named "Capital Bank Corporation" (the "Company"). In the holding company reorganization, the shareholders of Capital Bank each received a right to one share of Company stock for each share of Capital Bank stock that they owned. Thus, the shareholders of Capital Bank before the holding company reorganization are now the shareholders of the Company. In addition, on March 31, 1999 the Company completed its acquisition of Home Savings Bank of Siler City SSB, Inc. in a stock-for-stock exchange in which the Company issued 1,181,038 shares of its Common Stock. On July 16, 1999, Home Savings Bank merged with Capital Bank to form one subsidiary under Capital Bank Corporation. Prior to the merger date, Home Savings Bank funded the holding company with an upstream dividend of $100,000. In conjunction with the merger, the common stock of Home Savings Bank was retired. As used in this report, the term "Company" refers to Capital Bank Corporation and its subsidiary, Capital Bank, after the holding company reorganization.

As a result of the reorganization, acquisition, and subsequent merger, which was accounted for as a pooling-of-interests transaction, all 1999 and 1998 amounts in these statements are restated to reflect a consolidated basis as if the current organization had been in place during all operating periods.

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

Results of Operations
--------------------------------------------------------------------------------

Capital Bank Corporation reported net income of $2.2 million for the year ended December 31, 2000 and net losses of $851,000 and $896,000 for years ended December 31, 1999 and 1998, respectively. On a per share basis, net income for 2000 was $.59 and net losses for 1999 and 1998 were $.23 and $.25, respectively. Excluding nonrecurring merger related costs associated with the merger with Home Savings Bank, the Company recorded net income for 1999 of $796,000, or $.22 per share. The 1998 net loss before those nonrecurring merger related costs was $608,000, or $.17 per share. It is generally expected that a new bank in its start-up phase will operate at a loss and that the amount of loss should moderate over time as the bank continues to grow. The amount of the operating losses during those periods were in line with management expectations.

Net Interest Income. Net interest income is the difference between total interest income and total interest expense and is the Company's principal source of earnings. The amount of net interest income is determined by the volume of interest-earning assets, the level of rates earned on those assets, and the volume and cost of supporting funds. Net interest income increased from $6.9 million in 1999 to $10.7 million in 2000, an increase of $3.8 million or 54%. Net interest income increased between 1998 and 1999 by $1.9 million or 38% from the 1998 amount of $5.0 million. Increases during both periods are primarily due to significant increases in the volume of interest-bearing assets and liabilities as the Bank has experienced rapid growth. The difference between rates earned on interest-earning assets and the interest paid on deposits and other borrowed funds is measured by the net interest margin. Average earning assets were $281.6 million and $191.2 million for 2000 and 1999, respectively, and the net interest margin was 3.78% and 3.61% for those same periods. The increase in the net interest margin is primarily due to an overall increase in market rates during the past year combined with changes in the mix of the interest-earning assets as the Company was able to increase its ratio of loans to total interest-earning assets. This ratio changed from 69% in 1999 to 74% in 2000.

Interest income increased 63% in 2000 to $23.8 million, after a 38% increase in 1999 to $14.6 million from the $10.5 million earned in 1998. For each year, this increase is primarily due to the significant increase in the loan portfolio and the resulting mix of interest-earning assets as described above. The average yields on interest-earning assets increased from 7.46% in 1998 to 7.61% in 1999 and to 8.43% in 2000. The increase during 2000 was primarily attributable to overall market increases in interest rates and in part to a higher percent of loans to total interest-earning assets. Increases during 1999 from 1998 are primarily attributable to the portfolio shift from lower rate short-term investments, which had average balances of $12.3 million and $21.4 million for 1999 and 1998, respectively to higher yielding loans, which had average balances of $131.3 million and $85.1 million for those same periods. Average loans during 2000 were $208.1 million.

Interest expense increased 71% in 2000 to $13.1 million, after a 38% increase in 1999 to $7.7 million from the $5.5 million expensed in 1998. This increase is primarily due to a significant increase in average interest-bearing deposits, which went from $106.3 million in 1998 to $138.5 million in 1999 to $221.7 million in 2000. The average rates on interest-bearing liabilities increased from 4.86% in 1999 to 5.39% in 2000. The increase during 2000 is reflective of the overall increase in market rates offered during 2000 as compared to the previous year. In addition, a change in deposit mix towards higher rate time deposits from lower rate interest-bearing demand deposits and savings accounts helped to the increase the overall cost of funds. Time deposits with an average rate of 5.93% represented 68% of all interest bearing liabilities during 2000 as compared to 64% with an average rate of 5.29% during 1999. The average rate on interest-bearing liabilities decreased from 5.16% in 1998 to 4.86% in 1999. The decrease during 1999 reflects a lower interest rate environment and a decline in rates offered from the previous year.

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

Average Balances, Interest Earned or Paid, and Interest Yields/Rates
(Dollars in thousands)

                                       Year Ended December 31, 2000   Year Ended December 31, 1999    Year Ended December 31, 1998
                                      -----------------------------  -------------------------------  -----------------------------
                                       Average     Amount   Average   Average    Amount      Average  Average    Amount     Average
                                       Balance     Earned   Rate      Balance    Earned      Rate     Balance    Earned     Rate
                                       -------     ------   ----      -------    ------      ----     -------    ------     ----
Assets
Loans receivable: (1)
  Commercial                          $140,319    $13,111    9.34%   $ 79,413   $ 6,767      8.52%    $ 38,024   $ 3,337      8.78%
  Consumer                              18,170      1,781    9.80%      9,979       924      9.26%       6,332       673     10.63%
  Home equity                           19,019      1,703    8.95%     10,566       857      8.11%       7,515       571      7.60%
  Residential mortgages                 30,598      2,474    8.09%     31,301     2,472      7.90%      33,243     2,665      8.02%
                                      ----------------------------   ----------------------------    ------------------------------
Total loans                            208,106     19,069    9.16%    131,259    11,020      8.40%      85,114     7,246      8.51%
Investment securities                   53,541      3,419    6.39%     47,664     2,898      6.08%      34,533     2,147      6.22%
Federal funds sold and other
  interest on short term
  investments                           19,954      1,263    6.33%     12,255       635      5.18%      21,426     1,137      5.31%
                                      ----------------------------   ----------------------------    ------------------------------
Total interest earning assets          281,601    $23,751    8.43%    191,178   $14,553      7.61%     141,073   $10,530      7.46%
                                                  ================              ==================               ==================
Cash and due from banks                  4,946                          4,946                            3,050
Other assets                            12,478                          6,360                            5,173
Reserve for loan losses                 (2,993)                        (1,850)                          (1,030)
                                      --------                       --------                         --------
Total assets                          $296,032                       $200,634                         $148,267

Liabilities and Equity
Savings deposits                      $  6,826    $   172    2.52%   $  5,466   $   160      2.93%    $  5,203   $   162      3.11%
Interest-bearing demand deposits        50,295      1,934    3.85%     31,851     1,160      3.64%      23,627       925      3.92%
Time deposits                          164,612      9,763    5.93%    101,178     5,356      5.29%      77,485     4,399      5.68%
                                      ----------------------------   ----------------------------    ------------------------------
Total interest bearing deposits        221,733     11,869    5.35%    138,495     6,676      4.82%     106,315     5,486      5.16%
Borrowed funds                          13,861        861    6.21%     15,261       821      5.38%         510        32      6.27%
Repurchase agreements                    7,346        371    5.05%      3,802       159      4.18%         209         9      4.31%
                                      ----------------------------   ----------------------------    ------------------------------
  Total interest-bearing liabilities   242,940    $13,101    5.39%    157,558   $ 7,656      4.86%     107,034   $ 5,527      5.16%
                                                  ================              ==================               ==================
Non-interest bearing deposits           16,458                          8,757                            5,661
Other liabilities                        4,499                          2,607                            1,349
                                      --------                       --------                         --------
Total liabilities                      263,897                        168,921                          114,043
Shareholders' equity                    32,135                         31,713                           34,224
                                      --------                       --------                         --------
  Total liabilities and equity        $296,032                       $200,634                         $148,267
                                      ========                       ========                         ========

Net interest spread (2)                                      3.04%                           2.75%                            2.30%
Net interest income and net
  interest margin (3)                             $  10,650  3.78%              $ 6,897      3.61%               $ 5,003      3.55%


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


Rate & Volume Variance Analysis

                                                      Years Ended                          Years Ended
                                                 December 31, 2000                      December 31, 1999
(In thousands)                                         vs. 1999                              vs. 1998
----------------------------------------------------------------------------------------------------------------
                                          Volume       Rate       Total        Volume        Rate       Total
                                          Variance     Variance   Variance     Variance      Variance   Variance
----------------------------------------------------------------------------------------------------------------
Interest Income:
Loans receivable                          $ 6,962      $ 1,087     $ 8,049     $ 3,873      $   (99)     $ 3,774
Investment securities                         370          151         521         797          (46)         751
Federal funds sold                            464          164         628        (476)         (26)        (502)
                                          -------      -------     -------     -------      -------      -------
  Total interest income                     7,796        1,402       9,198       4,194         (171)       4,023
                                          -------      -------     -------     -------      -------      -------

Interest Expense:
Savings and interest-bearing
  demand deposits and other                   728           58         786         295          (62)         233
Time deposits                               3,697          710       4,407       1,228         (271)         957
Borrowed funds                                (58)          98          40         793           (4)         789
Repurchase agreements                         173           39         212         150           --          150
                                          -------      -------     -------     -------      -------      -------
  Total interest expense                    4,540          905       5,445       2,466         (337)       2,129
                                          -------      -------     -------     -------      -------      -------
Increase (decrease) in net
   interest income                        $ 3,256      $   497     $ 3,753     $ 1,728      $   166      $ 1,894
                                          =======      =======     =======     =======      =======      =======

Note: The rate and volume variance for each category has been allocated on a consistent basis between rate and volume variances, based on a percentage of rate, or volume, variance to the sum of the absolute two variances.

Provision for Loan Losses. The provision for loan losses is the amount charged against earnings for the purpose of establishing an adequate allowance for possible loan losses. Loan losses are, in turn, charged to this allowance rather than being reported as a direct expense. In 2000, 1999 and 1998, amounts expensed as loan loss provisions were $1.1 million, $924,000, and $792,000, respectively. In addition, the Company added $387,000 in additional loan loss allowances associated with the loans acquired during a five-branch acquisition that occurred in April, 2000. These allowances were included as a part of the goodwill calculation made in conjunction with the purchase. The amount of the allowance for loan losses is established based on management's estimate of the inherent risks associated with lending activities, estimated fair value of collateral, past experience and present indicators such as delinquency rates and current market conditions. This estimate is regularly reviewed and modified, as necessary. Due to the Company's limited operating history, this allowance is recorded primarily based on industry practices and consideration of local economic factors. The allowance for loan losses was $3.5 million and $2.3 million on December 31, 2000 and 1999, respectively, and represented approximately 1.43% and 1.46% of total loans outstanding on those dates. During 2000, the Company charged off $362,000 in loans, net of $1,000 in recoveries.
During 1999, the Company charged off $53,000 in loans, net of $19,000 in recoveries. Charge-offs in 1998 amounted to $40,000, net of $8,000 in recoveries.

Management has allocated the allowance for loan losses by category. This allocation is based on management's assessment of the risk associated with the different types of lending activities and is not intended to be management's judgement as to expected loan losses by loan type.


                                                     At December 31,
---------------------------------------------------------------------------------------
(In thousands)                             2000                         1999
                                  Allowance   % of Loans to    Allowance   % of Loans to
                                   Amount     Total Loans       Amount     Total Loans
---------------------------------------------------------------------------------------
Commercial                        $1,687           68%          $1,424           65%
Consumer                             510           10              161            7
Residential mortgages                220           11              250           20
Equity lines                         350           11              115            8
Unallocated                          696           --              378           --
                                  ------          ---           ------          ---
                                  $3,463          100%          $2,328          100%
                                  ======          ===           ======          ===


The following table shows changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off by loan category and additions to the allowance which have been charged to operating expenses.


Analysis of Reserve for Loan Losses

                                               As of and For the
                                             Years Ended December 31,
--------------------------------------------------------------------------------
(In thousands)                         2000           1999         1998
--------------------------------------------------------------------------------
Average amount of loans
  outstanding, net of
  unearned income                    $208,106      $131,259      $ 85,114
Amount of loans outstanding
  at year end, net of
  unearned income                     242,275       159,329       110,779
Reserve for loan losses:
  Balance at beginning of period     $  2,328      $  1,457      $    705
  Adjustment for loans acquired           387            --            --
  Loans charged off:
    Commercial                            249            39            34
    Consumer                              114            33            14
                                     --------      --------      --------
        Total charge-offs                 363            72            48
                                     --------      --------      --------
Recoveries of loans previously
  charged off:
    Commercial                             --            --            --
    Consumer                                1            19             8
                                     --------      --------      --------
        Total recoveries                    1            19             8
                                     --------      --------      --------
  Net loans charged off                   362            53            40
                                     --------      --------      --------
  Provision for loan losses             1,110           924           792
  Balance at December 31             $  3,463      $  2,328        $1,457
                                     ========      ========      ========
  Ratio of net chargeoffs to
    average loans outstanding
    during the year                      0.17%         0.05%         0.06%
                                     ========      ========      ========

The following table shows the total of the nonperforming assets in the Company's portfolio as of December 31, 2000 and 1999. There were no impaired loans during those periods.

(In thousands)                                              2000           1999
--------------------------------------------------------------------------------
Nonperforming assets:
  Nonaccrual loans - Commercial                             $221           $ 41
  Nonaccrual loans - Consumer                                 11             51
  Nonaccrual loans - Mortgage                                149             --
                                                            ----           ----
    Total Nonaccrual loans                                  $381           $ 92
                                                            ====           ====
Nonperforming assets to:
  Loans outstanding at end of year                          0.16%          0.06%
    Total assets at end of year                             0.11%          0.04%


Non-interest  Income.  Non-interest income was $2.2 million,  $1.3 million,  and
$716,000 for years ended December 31, 2000, 1999, and 1998, respectively. The increases for those periods as a percentage of the prior years recorded balance are 74% for 2000 and 76% for 1999. The increases are attributable primarily to the increase in deposit and loan bases on which fees are charged and to the increase in fees earned on mortgage loans brokered to other financial institutions as described below. Fees associated with service charges on deposit accounts increased from $304,000 in 1998 to $461,000 in 1999 and $925,000 in 2000. During 1998, the Company began to originate mortgage loans for other financial institutions. Fees associated with this program resulted in other non-interest income during the year of $989,000, $635,000, and $290,000 in 2000, 1999, and 1998, respectively. In addition, the Company realized a gain of $64,000 on the sale of investment securities during 1998. There were no securities gains or losses taken in 2000 or 1999.

Non-interest Expense. Non-interest expense represents the overhead expenses of the Company. Management monitors all categories of non-interest expense in an attempt to improve productivity and operating performance. Non-interest expense increased 18% to $9.6 million in 2000 from $8.1 million in 1999. The expense recorded during 1999 was an increase of 40% from the $5.8 million amount recorded in 1998. The increase in 2000 reflects the additional operating costs associated with growth as the Bank increased from 7 branches and 73 full time equivalent employees in 1999 to 13 branches and 117 full time equivalent employees in 2000. The staff increases were due to the additional branches, an expansion of the commercial lending area, expansion of the mortgage lending group, and a general increase in the amount of business the bank processes daily. The year ended December 31, 2000 also included $90,000 in nonrecurring costs associated with the purchase of 5 branches from another area financial institution. The increase in 1999 included certain nonrecurring expenses of approximately $1,647,000 associated with the merger of Home Savings Bank and the formation of the holding company. See Note 2 to the Financial Statements for additional information. Nonrecurring expenses recorded during 1998 in connection with this event were $288,000. In addition, the increase in non-interest expense for 1999 reflected the compensation costs associated with the additional personnel needed to maintain a rapidly growing company, which increased from 57 full time equivalent employees in 1998.

Specific categories of expenses and related causes for increases are discussed as follows:

Salary and benefit expense for the years ended December 31, 2000, 1999, and 1998 was $4.9 million, $3.2 million, and $2.7 million, respectively. Increases each year were the result of new personnel hired as new branches and departments were added each the year. Occupancy expense increased from $379,000 in 1998 to $503,000 in 1999 and to $800,000 in 2000. The increases were primarily a result of lease expenses associated with new locations. Furniture and equipment expense increased from $244,000 in 1998 to $301,000 in 1999 and $508,000 in 2000 due to
the increase in these assets needed for the new locations. Other operating expenses increased from $822,000 in 1998 to $945,000 in 1999 and $1.4 million in 2000, also as a result of the growth of the Company. Included in the 2000 amount were the costs of operating five additional branches, which increased the existing branch structure by 85%. The increases in other operating expenses included a 63% increase in postage from $65,000 to $106,000, a 113% increase in check printing costs from $34,000 to $72,000, and a 78% increase in loan processing costs from $73,000 to $130,000. In addition, courier costs, or those costs associated with getting customer work to the Bank's outside processing center, increased due to the additional branches being serviced by the couriers. All such increases were a direct result of the new branch additions and were within expected ranges.

Provision for Income Taxes. Current federal and state income tax expenses resulting from operations during 2000 and 1999 were offset by the reversal of valuation allowances on deferred tax assets for that same amount during those same periods. Accordingly, total income tax benefits recorded on the Consolidated Statements of Operations during 2000 and 1999 reflect only the actual amounts received back from the federal and state taxing authorities for refunds of prior year over payments.

Financial  Condition
--------------------------------------------------------------------------------

The Company's financial condition is measured in terms of its asset and liability composition, asset quality, capital resources, and liquidity. The growth and composition of assets and liabilities during 2000 and 1999 reflected generally favorable economic conditions and the Company's business development activities. The Company is not engaged in investment strategies involving derivative financial instruments. Asset and liability management is conducted without the use of forward-based contracts, options, swap agreements, or other synthetic financial instruments derived from the value of an underlying asset, reference rate, or index.

Assets
--------------------------------------------------------------------------------

Total assets were $343.6 million and $222.3 million at December 31, 2000 and 1999, respectively. The increase in total assets of $121.3 million, or 55%, reflects the results of the acquisition of five branches from another area financial institution and the strong growth trend of the Bank since its incorporation in 1997. The largest component of asset growth was the increase in loans.

Total liabilities increased from $191.2 million in 1999 to $308.6 million in 2000. The primary cause for the increase between the periods is an increase in deposits as a result of the branch acquisitions and internal growth in deposits. Increases in these liabilities were used to fund loan growth.

Stockholders' equity increased from $31.1 million in 1999 to $35.0 million in 2000. The increase is due to the decrease in the accumulated deficit as a result of the current period net income and an increase of $1.7 million in the market value of the Company's investment portfolio as a result of the changing interest rate environment.

Cash and Cash Equivalents. Cash and cash equivalents, including non-interest-bearing and interest-bearing cash and federal funds sold, increased from $11.7 million in 1999 to $28.4 million in 2000. The increase is primarily the result of $37.0 million in cash received from the branch acquisition, which provided the Bank with a significant amount of deposits in excess of loans.

Loan Portfolio. Total loans were $242.3 million and $159.3 million as of December 31, 2000 and 1999, respectively. Strong economic growth in the greater Raleigh (including Wake County), Siler City, and Sanford areas, additional branch facilities added in the Raleigh and Sanford areas, the addition of five branches in the Eastern part of North Carolina, relatively low interest rates during 1999 and 2000, and the Company's business development activities were key factors in the growth of the loan portfolio during those periods. At December 31, 2000, commercial loans, real estate loans, consumer loans, and equity lines were $165.0 million, $27.4 million, $24.4 million, and $25.6 million, respectively. At December 31, 1999, commercial loans, real estate loans, consumer loans, and equity lines were $104.6 million, $31.5 million, $11.4 million, and $12.0 million, respectively. The commercial loan portfolio is comprised mainly of loans to small businesses and there were no significant concentrations of credit to any one industry, class, or category. The following tables reflects the maturities of the commercial loan portfolio and the mix of the commercial loans that mature greater than one year in the loan portfolio between fixed rate and adjustable rate notes.

(In thousands)

Commercial loans:
         Due within one year                                            $ 67,365
         Due one through five years                                       79,322
         Due after five years                                             18,280
                                                                        --------
                                                                        $164,967
                                                                        ========
Commercial loans due after 1 year:
         Fixed rate                                                     $ 59,569
         Variable rate                                                    38,033
                                                                        --------
                                                                        $ 97,602
                                                                        ========



Although there were no large concentrations of credit to any particular industry, the economic trends of the area served by the Company are influenced by the significant industries within the region. Virtually all the Company's business activity is with customers located in the Wake, Lee, Granville, Northampton, Warren and Chatham county areas. The ultimate collectibility of the Company `s loan portfolio is susceptible to changes in the market conditions of this geographic region.

The Company uses a centralized risk management process to ensure uniform credit underwriting that adheres to Company policy. Lending policies are reviewed on a regular basis to confirm that the Company is prudent in setting its underwriting criteria. Credit risk is managed through a number of methods including loan grading of commercial loans, committee approval of larger loans, and class and purpose coding of loans. Management believes that early detection of credit problems through regular contact with the Company's clients coupled with consistent reviews of the borrowers' financial condition are important factors in overall credit risk management.

Management charged off $ 362,000, $53,000, and $40,000, net of recoveries, as uncollectible during 2000, 1999 and 1998, respectively. The large increase in the 2000 amount was the result of a $250,000 charge off on one commercial loan. At December 31, 2000, the allowance for loan losses as a percentage of total loans was 1.43%. Management believes the allowances for loan losses of $3.5 million provides adequate coverage of the potential exposure in the loan portfolio. Investment Securities. Investment securities represent the second largest component of earning assets. On December 31, 2000 and 1999, investments totaled $60.9 million and $45.6 million, respectively. At December 31, 2000 and 1999, all investments were classified as "available for sale". This classification allows flexibility in the management of interest rate risk, liquidity, and loan portfolio growth. The following table reflects the debt securities by contractual maturities as of December 31, 2000. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


Securities Available For Sale Portfolio


(In thousands)                 1 Year or Less        1 - 5 Years            5 - 10 Years     10 or More Years           Total
---------------------------------------------------------------------------------------------------------------------------------
                              Amount    Yield      Amount    Yield       Amount    Yield     Amount     Yield      Amount   Yield
---------------------------------------------------------------------------------------------------------------------------------
US Agency securities         $   999    5.90%     $27,861     6.40%     $ 2,996    7.15%    $ 2,740     7.51%     $34,596   6.53%
Mortgage-backed securities        10    8.60%       3,175     6.75%      13,245    6.57%      9,921     6.81%      26,351   6.68%
                             -------              -------               -------              -------              -------
                             $ 1,009              $31,036               $16,241              $12,661              $60,947
                             =======              =======               =======              =======              =======

Money Market Investments and Federal Funds. At year-end 2000 and 1999, the Company had $750,000 and $2.0 million, respectively, in short-term money market investments and federal funds.

Liabilities
--------------------------------------------------------------------------------

During 2000 and 1999, the Company relied on deposits, advances from the Federal Home Loan Bank, repurchase agreements and excess liquidity to fund its earning assets.

Deposits. Total deposits increased from $163.2 million at December 31, 1999 to $279.1 million at December 31, 2000. Of these amounts, $20.3 million and $10.9 million were in the form of non-interest-bearing demand deposits at December 31, 2000 and 1999, respectively, and $258.8 million and $152.3 million were in the form of interest-bearing deposits at December 31, 2000 and 1999, respectively. Balances in certificates of deposit of $100,000 and over were $40.1 million and $19.2 million at year-end 2000 and 1999, respectively.

The following table reflects the maturities of certificates of deposit of $100,000 and over as of December 31, 2000.

               Maturity
               (In thousands)
               Three months or less               $ 11,527
               Over three months to six months       8,428
               Over six months to twelve months     16,964
               Over twelve months                    3,214
                                                  --------
                                                  $ 40,133
                                                  ========


Debt. At December 31, 2000 and 1999, the Company had outstanding advances with the Federal Home Loan Bank for $15.0 million and $20.0 million, respectively. These advances were used to provide additional funding to accommodate loan growth.

Capital  Resources
--------------------------------------------------------------------------------

Total shareholders' equity for 2000 and 1999, excluding unrealized gains on available for sale securities of $323,000 in 2000 and unrealized losses on available for sale securities of $1.4 million in 1999, was $34.7 million and $32.5 million, respectively. The North Carolina Banking Commission and the FDIC prohibit the payment of any dividends during the Bank's first three years of operation. Accordingly, the Company did not pay any dividends to its shareholders during 2000 or 1999. However, prior to the merger with Capital Bank Corporation, Home Saving Bank paid dividends to its shareholders. It is not likely the Company will declare or pay cash dividends in the foreseeable future since earnings, if any, would be used to support growth in earning assets and the opening of branch locations, should such action be pursued. At December 31, 2000, the Company had a leverage ratio of 10.3%, a Tier 1 capital ratio of 11.8%, and a risk based capital ratio of 13.0%. These ratios exceed the federal regulatory minimum requirements for a "well capitalized" bank.

Asset/Liability Management
--------------------------------------------------------------------------------

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

The Company had $28.4 million in its most liquid assets, cash and cash equivalents at December 31, 2000. The Company's principal sources of funds are deposits, short-term borrowings and capital. Core deposits (total deposits less certificates of deposits in the amount of $100,000 or more), one of the most stable sources of liquidity, together with equity capital funded 79.7% of total assets at December 31, 2000. In addition, Capital had an additional $53.7 million remaining on its line of credit with Federal Home Loan Bank of Atlanta and has the ability to take advantage of various funding programs available from that resource.

Effects of Inflation
--------------------------------------------------------------------------------

The financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historic dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The rate of inflation has been relatively moderate over the past few years. However, the effect of inflation on interest rates can materially impact bank operations, which rely on the spread between the yield on earning assets and rates paid on deposits and borrowings as the major source of earnings. Operating costs, such as salaries and wages, occupancy and equipment costs, can also be negatively impacted by inflation. Recent Accounting Developments Please refer to Note 1 of the Company's financial statements for the year ended December 31, 2000 for a discussion of recent accounting developments.

Quantitative and Qualitative Disclosure
About Market Risk
--------------------------------------------------------------------------------

Capital Bank Corporation utilizes an outside asset liability management advisory firm to help management evaluate interest rate risk and develop asset/liability management strategies. One tool used is a computer simulation model which projects the Company's performance under different interest rate scenarios. Analyses are prepared quarterly which evaluate the Company's performance in a base strategy which reflects the Company's 2000 and 2001 operating plan. Three interest rate scenarios (Flat, Rising and Declining) are applied to the base strategy to determine the effect of changing interest rates on net interest income. The December 31, 2000 analysis of the Company indicates that interest rate risk exposure over a twelve-month time horizon is minimal and well within the guidelines established by the Board of Directors.

For the upcoming twelve month period in the Flat rate scenario, Capital Bank Corporation is projected to earn $13.7 million in net interest income. In the Rising rate scenario, which contemplates a 200 basis point increase in interest rates over a twelve month period, the Company is expected to see its annualized net interest income improve by $623,000, or 4.5%. Conversely, the bank will see a decline in net interest income of $659,000, or 4.8%, if rates declined 200 basis points.


                                       14

Consolidated Balance Sheets
December 31, 2000 and 1999

In thousands, except share data)                                                      2000        1999
-------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks:
         Interest-earning                                                          $ 16,724    $  3,541
         Noninterest earning                                                         10,952       6,161
Federal funds sold                                                                      750       1,960
Securities (Note 3):
         Available for sale                                                          34,596      26,179
Mortgage-backed securities available for sale (Note 3)                               26,351      19,402
Federal Home Loan Bank stock (Note 4)                                                 1,000       1,000

Loans (Note 5)                                                                      242,275      159,329
         Less allowance for loan losses                                              (3,463)     (2,328)
                                                                                   --------    --------
         Net loans                                                                  238,812     157,001
                                                                                   --------    --------
Accrued interest receivable                                                           2,346       1,244
Premises and equipment, net (Note 6)                                                  5,149       3,501
Deposit premium and goodwill, net                                                     4,615       1,617
Deferred income tax                                                                   1,412         273
Other assets                                                                            913         458
                                                                                   --------    --------
                           Total assets                                            $343,620    $222,337
                                                                                   ========    ========

Liabilities and Shareholders' Equity
Deposits (Note 7):
         Demand deposits                                                           $ 20,346    $ 10,923
         Savings and interest bearing checking                                       31,028      16,239
         Money market deposit accounts                                               37,673      25,905
         Time deposits less than $100,000                                           149,914      90,931
         Time deposits $100,000 and greater                                          40,133      19,247
                                                                                   --------    --------
                           Total deposits                                           279,094     163,245
                                                                                   --------    --------
Repurchase agreements                                                                 9,804       4,818
Federal Home Loan Bank advances (Note 8)                                             15,000      20,000
Accrued interest payable                                                                968         671
Other liabilities                                                                     3,739       2,477
                                                                                   --------    --------
                           Total liabilities                                        308,605     191,211
                                                                                   --------    --------
Commitments and contingencies (Notes 10, 11, 12 and 13)
Shareholders' equity:
         Common stock, no par value; 20,000,000 shares authorized,
            3,658,689 issued and outstanding in 1999 and 2000                        34,806      34,806
         Accumulated other comprehensive income (loss)                                  323      (1,393)
         Accumulated deficit                                                           (114)     (2,287)
                                                                                   --------    --------
               Total shareholders' equity                                            35,015      31,126
                                                                                   --------    --------
               Total liabilities and shareholders' equity                          $343,620    $222,337
                                                                                   ========    ========

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Operations
For the Years Ended December 31, 2000, 1999, and 1998

(In thousands except per share data)                                                 2000         1999       1998
-------------------------------------------------------------------------------------------------------------------
Interest income:
         Loans and fees on loans                                                    $19,069     $11,020     $ 7,246
         Investment securities                                                        3,419       2,898       2,147
         Federal funds and other interest income                                      1,263         635       1,137
                                                                                   --------     -------     -------
                           Total interest income                                     23,751      14,553      10,530
                                                                                   --------     -------     -------
Interest expense:
         Deposits                                                                    11,869       6,676       5,486
         Borrowings                                                                     861         821          32
         Repurchase agreements                                                          371         159           9
                                                                                   --------     -------     -------
                           Total interest expense                                    13,101       7,656       5,527
                                                                                   --------     -------     -------
                           Net interest income                                       10,650       6,897       5,003
Provision for loan losses                                                             1,110         924         792
                                                                                   --------     -------     -------
                           Net interest income after provision for loan losses        9,540       5,973       4,211
                                                                                   --------     -------     -------
Other operating income:
         Service charges and fees                                                       925         461         304
         Net gain on sale of securities                                                  --          --          64
         Other fees and income                                                        1,268         799         348
                                                                                   --------     -------     -------
                           Total other operating income                               2,193       1,260         716
                                                                                   --------     -------     -------
Other operating expenses:
         Personnel                                                                    4,876       3,422       2,700
         Occupancy                                                                      800         503         379
         Data processing                                                                526         328         280
         Furniture and equipment                                                        508         301         244
         Amortization of intangibles                                                    473         216         216
         Advertising                                                                    454         276         199
         Professional fees 240                                                          257         397
         Director fees                                                                  206         229         288
         Merger expenses                                                                 90       1,647         288
         Other                                                                        1,423         945         822
                                                                                   --------     -------     -------
                           Total other operating expenses                             9,596       8,124       5,813
                                                                                   --------     -------     -------
                           Net income (loss) before income tax expense (benefit)      2,137        (891)       (886)
Income tax expense (benefit)                                                            (36)        (40)         10
                                                                                   --------     -------     -------
                           Net income (loss)                                       $  2,173     $  (851)    $  (896)
                                                                                   ========     =======     =======
Net income (loss) per share - basic and diluted                                    $    .59     $  (.23)    $  (.25)
                                                                                   ========     =======     =======
Dividends per share                                                                $     --     $   .05     $   .10
                                                                                   ========     =======     =======

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2000, 1999, and 1998

                                                 Accumulated                               Retained
                                                    Other        Unearned     Deferred     Earnings
                                       Common   Comprehensive      ESOP         Stock    (Accumulated
(In thousands)                         Stock    Income (Loss)      Shares       Awards     Deficit)     Total
--------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998            $34,755   $     14         $   (195)   $   (271)   $      2     $ 34,305

Release of ESOP shares                     33          --              129          --          --         162
MRP amortization --                        --          --               76          --          76

Net loss                                   --          --               --          --        (896)       (896)
Other comprehensive income--              221          --               --          --         221
         Comprehensive loss              (675)

Cash dividends paid                        --          --               --          --        (361)       (361)
                                      -------   ---------         --------    --------    --------     --------

Balance at December 31, 1998           34,788         235              (66)       (195)     (1,255)     33,507

Release of ESOP shares                     18          --               66          --          --          84
MRP amortization --                        --          --              195          --         195

Net loss                                   --          --               --          --        (851)       (851)
Other comprehensive income (loss)          --      (1,628)              --          --          --      (1,628)
         Comprehensive loss            (2,479)

Cash dividends paid                        --          --               --          --        (181)       (181)
                                      -------   ---------         --------    --------    --------     --------

Balance at December 31, 1999           34,806      (1,393)              --          --      (2,287)     31,126

Net income                                 --          --               --          --       2,173       2,173
Other comprehensive income--            1,716          --               --          --       1,716
         Comprehensive income           3,889
                                      -------   ---------         --------    --------    --------     --------

Balance at December 31, 2000          $34,806   $      323         $     --    $     --  $    (114)    $35,015
                                      =======   ==========         ======      ======    =========     =======


The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Cash Flows
For the Years Ended December 31, 2000, 1999, and 1998

(In thousands)                                                                   2000         1999         1998
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $  2,173     $   (851)    $   (896)
Adjustments to reconcile net income (loss) to net cash
         provided by (used in) operating activities:
         Amortization of deposit premium and goodwill                              473          216          216
         Depreciation                                                              642          397          268
         Loss on disposal of equipment                                               6           --           --
         Amortization (accretion) of premiums/discounts on securities, net           6           47           18
         MRP and ESOP compensation                                                  --          279          217
         Gain on sale of investments                                                --           --          (64)
         Provision for loan losses                                                1,110         924          792
         Change in deferred taxes                                                (1,139)       (273)          --
         Changes in assets and liabilities:
                  Accrued interest receivable                                    (1,102)       (391)        (253)
                  Accrued interest payable                                          297         170          118
                  Other assets                                                     (417)        544         (825)
                  Other liabilities                                               1,262       1,402         (153)
                                                                               --------     --------     --------
                           Net cash provided by (used in) operating activities    3,311       2,464         (562)
                                                                               --------     --------     --------
Cash flows from investing activities:
         Net increase in loans                                                 (57,493)     (48,603)     (51,925)
         Additions to premises and equipment                                    (1,753)      (1,306)      (1,797)
         Purchase of Federal Home Loan Bank stock                                   --         (395)        (106)
         Purchase of securities  available for sale                             (8,457)     (14,964)     (12,935)
         Purchase of mortgage-backed  securities available for sale            (10,154)      (6,281)     (11,641)
         Proceeds from maturities of securities available  for sale              3,955        7,450       10,613
         Proceeds from maturities ofsecurities held to maturity                     --        3,560        8,000
         Proceeds from sales of securities  available  for  sale                    --           --        3,055
         Proceeds  from  calls of securities available for sale                  1,000           --           --
         Net cash received from branch acquisitions                             37,013           --           --
                                                                              --------     --------     --------
                           Net cash used by investing activities               (35,889)     (60,539)     (56,736)
                                                                              --------     --------     --------
Cash flows from financing activities:
         Net increase in deposits                                               49,356       25,902       46,985
         Net increase in repurchase agreements                                   4,986        2,317        2,501
         Proceeds from Federal Home Loan Bank borrowings                        15,000       20,000        5,000
         Principal repayments of Federal Home Loan Bank borrowings             (20,000)      (5,000)          --
         Principal repayments of ESOP Note                                          --          (66)        (108)
         Cash dividends paid                                                        --         (181)        (361)

                                                                              --------     --------     --------
                           Net cash provided by financing activities            49,342       42,972       54,017
                                                                              --------     --------     --------


(continued)

(In thousands)                                                                   2000         1999         1998
-----------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                       $16,764       $(15,103)   $(3,281)

Cash and cash equivalents at beginning of year                                 11,662         26,765     30,046

Cash and cash equivalents at end of year                                      $28,426      $  11,662    $ 26,765
Supplemental Disclosure of Cash Flow Information:
Cash payments for interest                                                    $12,804      $   7,486    $  5,357

Cash payments for taxes                                                       $   501      $    287$         286

Transfers from loans to real estate acquired through foreclosure              $    32      $     --     $    --

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies Nature of Operations
--------------------------------------------------------------------------------

Capital Bank Corporation (the "Company") is a bank holding company incorporated under the laws of North Carolina on August 10, 1998. The Company's primary function is to serve as the holding company for its wholly-owned subsidiary, Capital Bank. Capital Bank (the "Bank") was incorporated under the laws of North Carolina on May 30, 1997 and commenced operations on June 20, 1997. The Bank is not a member of the Federal Reserve System and has no subsidiaries. The Bank is a locally owned community bank engaged in general commercial banking, providing a full range of banking services. The majority of the Bank's customers are individuals and small to medium-size businesses. The Bank's primary source of revenue is interest earned from loans to customers and from invested cash and securities.

Prior to April 14, 2000, the Bank operated primarily throughout the central part of North Carolina with branch facilities located in Raleigh (1), Cary (2), Sanford (3), and Siler City (1). In April, 2000, the Bank acquired 5 branches from another area financial institution which was accounted for as a purchase transaction. The transaction included branches in the eastern part of North Carolina including Oxford (2), Warrenton (1), Seaboard (1), and Woodland (1). In June, 2000, the Bank opened a new branch and moved its corporate headquarters to the same facility on Glenwood Avenue in Raleigh, North Carolina.

As used in this report, the term "Company" refers to Capital Bank Corporation and its subsidiary, Capital Bank.

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

Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of 90 days or less) at other institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. At times, the Bank places deposits with high credit quality financial institutions in amounts which, at times, may be in excess of federally insured limits.


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

At December 31, 2000 and 1999, there were no loans above the established threshold considered to be impaired. The average balance during 1999 for impaired loans was approximately $160,000. There were no loans in the Bank's portfolio during 2000 which were considered to be impaired.

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

Intangible Assets

Deposit premium and goodwill arising from branch acquisitions during 1997 and 2000 are being amortized on a straight-line basis over ten years. These lives were estimated by management at the time the assets were acquired using information available at that time and are subject to re-evaluation as new information becomes available. Deposit premium and goodwill at December 31, 2000 and 1999 are as follows:

                                                            Accumulated
(in thousands)                                      Gross   Amortization    Net
--------------------------------------------------------------------------------
At December 31, 2000
         From April, 2000 branch acquisitions:
                  Deposit premium                  $ 2,963    $  (222)    $2,741
                  Goodwill                             508        (35)       473
                                                   -------    -------     ------
                                                     3,471       (257)     3,214
                                                   -------    -------     ------
         From June, 1997 branch acquisitions:
                  Deposit premium                    2,000       (705)     1,295
                  Goodwill                             164        (58)       106
                                                     2,164       (763)     1,401
                                                   -------    -------     ------
                                                   $ 5,635    $(1,020)    $4,615
                                                   -------    -------     ------
At December 31, 1999
         From June, 1997 branch acquisitions:
                  Deposit premium                  $ 2,000    $  (506)    $1,494
                  Goodwill                             164        (41)       123
                                                   -------    -------     ------
                                                   $ 2,164    $   (547)   $1,617
                                                   =======    ========    ======

Amortization expense recognized during the years ended December 31, 2000, 1999, and 1998 was $473,000, $216,000, and $216,000, respectively.

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

Net Income (Loss) Per Share

Net loss per share is computed on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding for 2000, 1999, and 1998 were as follows:


(In thousands except number of shares)                             2000          1999            1998
------------------------------------------------------------------------------------------------------
Income available to stockholders - basic and diluted           $    2,173    $     (851)    $     (896)
                                                               ==========    ==========     ==========
Shares used in the computation of earnings per share:
Weighted average number of shares outstanding - basic           3,709,070     3,676,432      3,647,377
Incremental shares from assumed exercise of stock options -
  antidilutive during loss periods 6,871                                            n/a            n/a
                                                                ---------     ---------      ---------
Weighted average number of shares outstanding - diluted         3,715,941     3,676,432      3,647,377
                                                               ==========    ==========     ==========

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". In accordance with SFAS 128, the Bank has presented both basic and diluted EPS on the face of the Statement of Operations. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. For loss periods, diluted EPS is the same as basic EPS due to the fact that including common stock equivalents in the calculation of diluted EPS would be antidilutive.

Comprehensive Income (Loss)

The Company follows SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in general-purpose financial statements.

The Company's only components of other comprehensive income relate to unrealized gains and losses on available for sale securities. Information concerning the Company's other comprehensive income (loss) for the years ended December 31, 2000, 1999 and 1998 is as follows:


(In thousands)                                                            2000      1999      1998
---------------------------------------------------------------------------------------------------
         Unrealized gains (losses) on securities available for sale    $1,716     $(1,628)     $285
         Reclassification of gains recognized in net loss                  --          --       (64)
         Other comprehensive income (loss)                             $1,716     $(1,628)     $221


Segment Information

The Company follows the provisions of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that public business enterprises report certain information about operating segments in their annual financial statements and in condensed financial statements of interim periods issued to shareholders. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

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

Employers Disclosures about Pensions and Other Postretirement Benefits

The Company follows the provisions of SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits". This Statement requires employers' disclosures about pension and other postretirement benefit plans.

Reclassifications

Certain items included in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation. These reclassifications have no effect on the net loss or shareholders' equity previously reported.

New  Pronouncements

The Company adopted the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" effective with the fiscal quarter beginning July 1, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether or not the derivative is designated as a hedging instrument. SFAS No. 133 did not have a material effect on the Company's financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, ("SAB 101"), "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. It is effective no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The impact of SAB 101 was not material to the Company.

In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44") which clarifies the application of Accounting Principles Board Opinion 25 for certain transactions. The interpretation addresses many issues related to granting or modifying stock options including changes in accounting for modifications of awards (increased life, reduction of exercise price, etc.). It was effective

July 1, 2000 but certain conclusions cover specific events that occurred after either December 15, 1998 or January 12, 2000. The effects of applying the interpretation are to be recognized on a prospective basis from July 1, 2000. FIN 44 is not expected to have a material impact on the Company.

2. Organization and Significant Activities
--------------------------------------------------------------------------------

The Bank was organized on December 12, 1996 and commenced a public subscription offering on February 17, 1997. The offering resulted in gross proceeds of $27.3 million from the sale of 2,477,651 shares.

On June 20, 1997, the Bank acquired two branches located in Sanford, North Carolina from a large community bank and began its banking operations.

In accordance with the rules and regulations of the North Carolina Commissioner of Banks, all expenditures of the Bank prior to commencing operations in June 1997 were charged against surplus. The operating expenses, principally personnel and occupancy, amounted to $437,000, and expenses related to the offering aggregated $1,069,000.

In late 1997, a branch was opened in Raleigh, North Carolina followed by two branches in Cary, North Carolina in 1998 and one in Sanford in 1999.

On March 26, 1999, pursuant to the reorganization of the Bank into a holding company structure, the common stock of the Bank was converted on a share-for-share basis into common stock in the Company that have rights, privileges and preferences identical to the common stock of the Bank. On March 31, 1999, the Company completed its acquisition of Home Savings Bank of Siler City SSB, Inc. ("Home Savings") through the issuance of 1.28 shares of the Company's common stock for each share of Home Saving's outstanding common stock, or 1,181,038 shares. The acquisition was accounted for as a pooling-of-interests. On July 16, 1999, Home Savings merged with the Bank to form one subsidiary under the Company. Separate results of the pooled entities for the year ended December 31, 1998 are follows:


                                                        Home
(In thousands)                       Company           Savings     Combined
--------------------------------------------------------------------------------
         Total interest income      $ 6,472          $ 4,058       $10,530
         Net interest income          3,409            1,594         5,003
         Net income (loss)           (1,124)             228          (896)


Prior to the merger with the Company, Home Savings reported total interest income of $994,000, net interest income of $418,000 and a net loss of $1,285,000 for the three months ended March 31, 1999.

In April, 2000, the Bank acquired 5 branches from another area financial institution which was accounted for as a purchase transaction. The transaction included branches in the eastern part of North Carolina including Oxford (2), Warrenton (1), Seaboard (1), and Woodland (1).

A summary of the acquisition is as follows:

(In thousands)
--------------------------------------------------------------------------------
         Deposits  assumed           $66,493
         Deposit premium paid         (2,963)
         Loans acquired(              25,847)
         Goodwill recorded              (508)
         Net other assets acquired      (162)
                                     -------
                Net cash received    $37,013
                                     =======

In June, 2000, the Bank opened a new branch and moved its corporate headquarters to the same facility on Glenwood Avenue in Raleigh, North Carolina.

3. Securities
--------------------------------------------------------------------------------

Securities at December 31, 2000 and 1999 are summarized as follows:


                                                           Gross        Gross    Estimated
                                             Amortized  Unrealized   Unrealized    Market
(In thousands)                                  Cost       Gains        Losses      Value
------------------------------------------------------------------------------------------
2000
         Available for sale:
                  U.S. Agency obligations     $33,662     $   276     $   125     $33,813
                  Municipal bonds                 759          24          --         783
                                               34,421         300         125      34,596
                  Mortgage-backed securities   26,203         264         116      26,351
                                              -------     -------     -------     -------
                                              $60,624     $   564     $   241     $60,947
                                              =======     =======     =======     =======

1999
         Available for sale:
                  U.S. Agency securities      $26,916     $    29     $   766     $26,179
                  Mortgage-backed securities:  20,058           5         661      19,402
                                              -------     -------     -------     -------
                                              $46,974     $    34     $ 1,427     $45,581
                                              =======     =======     =======     =======

The amortized cost and estimated market values of securities at December 31, 2000 by contractual maturities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       Estimated
                                                        Amortized        Market
(In thousands)                                             Cost          Value
--------------------------------------------------------------------------------
Available for sale:
         Due in one year or less                         $ 1,010       $ 1,009
         Due after one year through five years            30,903        31,036
         Due after five years through ten years           16,033        16,241
         Due after ten years                              12,678        12,661
                                                         -------       -------
                                                         $60,624       $60,947
                                                         =======       =======


During the year ended December 31, 1998, the Company had gross realized gains of $64,000 on sales of available for sale securities with book values of $3,055,000. There were no sales of securities during the periods ended December 31, 2000 or 1999.

Securities with an amortized cost of $17,907,000 were pledged as of December 31, 2000 to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

4. Federal Home Loan Bank Stock
--------------------------------------------------------------------------------

The Company, as member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for the FHLB stock, and it has no quoted market value.

5. Loans and Allowance for Loan Losses
--------------------------------------------------------------------------------
The composition of the loan portfolio by loan classification at December 31, 2000 and 1999 is as follows:

(In thousands)                                 2000            1999
--------------------------------------------------------------------------------
         Commercial                         $164,967          $104,572
         Consumer                             24,364            11,444
         Home Equity Lines                    25,558            12,008
         Residential mortgages                27,423            31,533
                                             242,312           159,557
         Less deferred loan fees, net             37               228
                                            --------          --------
                                            $242,275          $159,329
                                            ========          ========

A summary of activity in the allowance for loan losses for the years ended December 31, 2000, 1999, and 1998 is as follows:


(In thousands)                                   2000       1999       1998
--------------------------------------------------------------------------------
         Balance at beginning of year          $2,328     $1,457     $  705
         Adjustment for loans acquired            387         --         --
         Provision for loan losses              1,110        924        792
         Loans charged-off, net of recoveries    (362)       (53)       (40)
                                               ------     ------     ------
         Balance at end of year                $3,463     $2,328     $1,457
                                               ======     ======     ======


At December 31, 2000, nonperforming assets consisted of nonaccrual loans in the amount of $381,000. At December 31, 1999, nonperforming assets consisted of nonaccrual loans in the amount of $92,000. At December 31, 2000 and 1999, there were no loans past due greater than 90 days and still accruing interest.

In the normal course of business certain directors and executive officers of the Company, including their immediate families and companies in which they have an interest, may be loan customers. Total loans to such groups at December 31, 2000 and activity during the year ended December 31, 2000, is summarized as follows:
(In thousands)


         Beginning balance                $ 7,009
         New loans                          5,734
         Principal repayments              (2,753)
                                          -------
         Ending balance                   $ 9,990
                                          =======

In addition, such groups had available lines of credit in the amount of $1,893,000 at December 31, 2000. The Company paid an aggregate of approximately $1,079,000, $274,000 and $176,000 to companies owned by members of the board of directors for leased space, equipment, construction and consulting services during 2000, 1999 and 1998, respectively. 6. Premises and Equipment Premises and equipment at December 31, 2000 and 1999 are as follows:

(In thousands)                                                 2000       1999
--------------------------------------------------------------------------------
         Land                                                $  744    $   592
         Buildings and leasehold improvements                 3,161      2,226
         Furniture and equipment                              2,523      1,660
         Automobiles                                            159        108
         Construction in progress                               121         13
                                                              6,708      4,599
         Less accumulated depreciation and amortization       (1,559)   (1,098)
                                                             -------   -------
                                                             $ 5,149   $ 3,501
                                                             =======   =======

7. Deposits
--------------------------------------------------------------------------------

At December 31, 2000, the scheduled maturities of certificates of deposit are as follows:

                    (In thousands)
                             2001                       $166,218
                             2002                         21,572
                             2003                          1,725
                             2004                            152
                             2005 and thereafter             380
                                                        --------
                                                        $190,047
                                                        ========

8. Federal Home Loan Bank Advances
--------------------------------------------------------------------------------

Advances from the Federal Home Loan Bank had a weighted average rate of 5.40% at December 31, 2000 and were collateralized by certain 1 - 4 family mortgages and one investment security (Note 3). Advances outstanding at December 31, 2000 mature from November 2005 through April 2009.

At December 31, 2000, the Company had an additional $53.7 million of credit available with the FHLB. 9. Income Taxes Income taxes charged to operations for the years ended December 31, 2000, 1999, and 1998 consist of the following components:

(In thousands)                                         2000       1999      1998
--------------------------------------------------------------------------------
         Current income tax expense                $ 1,103      $ 233       $10
         Deferred income tax expense (benefit)      (1,139)      (273)       --
         Total income tax expense (benefit)        $   (36)     $ (40)      $10

Income tax expenses and benefits recorded during the year ended December 31, 1998 reflect only those taxes paid or refunded for Home Savings Bank prior to the merger date. Capital Bank has not recorded any expense for that period due to the generation of net operating losses and the establishment of a valuation allowance against deferred tax assets.

Deferred tax assets reflected on the financial statements of Home Savings Bank prior to the merger date were fully reserved during the 1998 year due to the net losses incurred as a result of consolidating the financial statements of the two entities.

The difference between income tax and the amount computed by applying the statutory federal income tax rate of 34% was primarily a result of the change in the valuation allowance on the net deferred tax asset for the years ended December 31, 2000, 1999 and 1998 and certain non-deductible merger expenses in those years.

Significant components of deferred tax assets and liabilities at December 31, 2000 and 1999 are as follows:

(In thousands)                                                 2000       1999
--------------------------------------------------------------------------------
         Deferred tax assets:
                  Allowance for loan losses                   $ 1,020    $ 766
                  Directors fees                                  389      308
                  Deferred compensation                           377      350
                  Amortization                                    133       70
                  Preopening expenditures                          58       97
                  Deferred loan fees and costs                     16       24
                  Other                                            86       93
                                                              -------    -----
                              Total deferred tax assets         2,079    1,708
                  Valuation allowance                            (566)  (1,320)
                                                              -------    -----
                              Net deferred tax assets           1,513      388
         Deferred tax liabilities:
                  Depreciation                                    (50)     (64)
                  FHLB stock                                      (51)     (51)
                                                              -------    -----
                              Total deferred tax liabilities     (101)    (115)
                                                              -------    -----
         Net deferred tax assets                              $ 1,412    $ 273
                                                              =======    =====


10. Leases
--------------------------------------------------------------------------------

The Company has noncancelable operating leases for its corporate office and branch locations that expire at various times through 2010. Future minimum lease payments under the leases for years subsequent to December 31, 2000 are as follows:

               (In thousands)
                        2001             $  542
                        2002                552
                        2003                557
                        2004                536
                        2005                525
                        Thereafter        2,176
                                         ------
                                         $4,888
                                         ======



During 2000, 1999, and 1998, payments under operating leases were $392,000, $212,000, and $162,000 respectively.

11. Regulatory Matters and Restrictions
--------------------------------------------------------------------------------

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. As of June 30, 2000, the most recent notification from regulators, the Bank was categorized as "well capitalized" by regulatory authorities. There are no conditions or events since March that management believes could have changed the Bank's category. Management believes, as of December 31, 2000, that the Company meets all capital requirements to which it is subject.

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

To be categorized as well capitalized, the Company and the Bank must maintain minimum amounts and ratios. The Bank's actual capital amounts and ratios as of December 31, 2000 and December 31, 1999 and the minimum requirements are presented in the following table.


                                                                               Minimum Requirements To Be:
                                                           Actual         Adequately Capitalized    Well Capitalized
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                        Amount     Ratio     Amount        Ratio      Amount     Ratio
--------------------------------------------------------------------------------------------------------------------
2000
         Total Capital (to Risk Weighted Assets)     $33,162     13.02%   $20,382        8.00%     $25,479    10.00%
         Tier I Capital (to Risk Weighted Assets)     29,974     11.76%    10,191        4.00%      15,287     6.00%
         Tier I Capital (to Average Assets)           29,974     10.27%    11,676        4.00%      14,595     5.00%
1999
         Total Capital (to Risk Weighted Assets)     $32,798     20.56%   $12,763        8.00%     $15,954    10.00%
         Tier I Capital (to Risk Weighted Assets)     30,800     19.31%     6,381        4.00%       9,572     6.00%
         Tier I Capital (to Average Assets)           30,800     15.49%     7,955        4.00%       9,944      5.00%

12. Employee Benefit Plans
--------------------------------------------------------------------------------

401(k) Plan

The Company instituted a 401(k) plan for the benefit of its employees, which includes provisions for employee contributions, subject to limitation under the Internal Revenue Code, with the Company to match contributions up to 6% of the employee's salary. The Plan provides that employees' contributions are 100% vested at all times and the Company's contributions vest 25% during the third year of service, an additional 25% during the fourth year of service and the remaining 50% during the fifth year of service. Further, the Company may make additional contributions on a discretionary basis. Aggregate contributions for 2000, 1999, and 1998 were $193,000, $132,000, and $70,000, respectively.

Defined Benefit  Plan
--------------------------------------------------------------------------------

The employees of the former Home Savings participated in a non-contributory defined benefit pension plan. The Company terminated this plan during 2000 and distributed all vested balances to the participants. There were no expenses associated with the plan incurred during 2000. Net periodic pension cost for the years ended September 30, 1999 and 1998 included the following components:


(In thousands)                                                1999        1998
--------------------------------------------------------------------------------
         Service cost for benefits earned                    $ 25        $ 50
         Interest cost on projected benefit obligation         24          17
         Actual return on plan assets                         (24)        (21)
         Net amortization and deferral                         10          10
                                                             ----        ----
                                                             $ 35        $ 56
                                                             ====        ====


There were no plan assets or liabilities at September 30, 2000 due to the termination of the plan. The following schedule sets forth the plan's funded status at September 30, 1999:

(In thousands)                                                        1999
--------------------------------------------------------------------------------
     Vested benefit obligation                                         $211
                                                                       ====
     Accumulated  benefit obligation                                   $212
                                                                       ====
     Projected  benefit  obligation                                    $386
     Plan assets at fair value                                         (296)
                                                                       ----

     Projected benefit obligation in excess of plan assets               90

     Unrecognized net obligation                                        (15)
     Unrecognized prior service cost                                     24
     Unrecognized net loss                                              (86)
                                                                       ----
     Accrued pension liability recognized in other liabilities         $ 13
                                                                       ====

The assumed discount rate used in the determination of the actuarial present value of accumulated plan benefits was 7% at September 30, 1999. The assumed long-term rate of return on plan assets was 7%, and the assumed rate of compensation increase was 6%, for the fiscal years ended September 30, 1999.

Total pension plan expense charged to operations for the fiscal years ended September 30, 1999 and 1998 was $39,000 and $60,000, respectively. There were no charges to operations during 2000.

Employee Stock Ownership Plan

The employees of the former Home Savings participated in an Employee Stock Ownership Plan ("ESOP"). The ESOP used $717,000 in borrowings to purchase the equivalent of 91,875 shares of the Company's stock upon the mutual to stock conversion of Home Savings. These shares were allocated to employees and expensed at fair market value at the time they were committed to be released through the repayment of the associated borrowings. The ESOP debt was fully repaid by December 31, 1999. The financial statements for the years ended December 31, 1999 and 1998 include compensation expense of $20,000 and $140,000 and interest expense of $3,000 and $11,000, respectively, related to the ESOP. There were no such charges during 2000 due to the paid status of the debt. In addition, during 1999, an expense of $52,000 related to the ESOP was charged to merger related expenses.

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

The shares issued to the MRP plan were recorded as outstanding shares, and the unvested portion has been recorded as unearned compensation through a contra equity account. The consolidated statements of operations for the years ended December 31, 1999 and 1998 include compensation expense of $19,000 and $76,000, respectively, relating to the scheduled vesting of MRP shares. There were no such expenses recorded during the year ended December 31, 2000 since all vested shares were distributed in 1999. In addition, during 1999, an expense of $175,000 related to the MRP was charged to merger related expenses.

13. Stock Options
--------------------------------------------------------------------------------

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

A summary of the changes during the years ending December 31, 2000, 1999 and 1998 of the Company's Plan, including the weighted average exercise price ("WAEP") is presented below:

                                            2000                  1999                1998
------------------------------------------------------------------------------------------------
                                     Shares       WAEP     Shares      WAEP     Shares     WAEP
------------------------------------------------------------------------------------------------
Outstanding at beginning of year    215,251     $11.46     180,851    $11.51    105,101   $ 9.79
Granted                             100,800       8.09      34,400     11.16     75,750    13.90
Terminated                           (2,307)     12.05          --        --       --         --
                                    -------     ------     -------    ------    -------   ------
Outstanding at end of year          313,744     $10.36     215,251    $11.46    180,851   $11.51
                                    =======     ======     =======    ======    =======   ======
Options exercisable at year-end     223,514     $10.48     143,931    $11.20    90,192    $10.44
                                    =======     ======     =======    ======    ======    ======

The following table summarizes information about the Plan's stock options at December 31, 2000:

                                            Remaining
                           Number         Contractual             Number
    Exercise Price      Outstanding           Life            Exercisable
--------------------------------------------------------------------------------
          $8.00           96,800           9.0 years              56,360
          $8.98           63,094           5.8 years              63,094
          $10.25           7,000           8.8 years                 600
          $11.00          43,000           6.5 years              36,600
          $11.13          29,850           8.3 years               5,970
          $13.75          18,000          7.1 years               10,800
          $14.00          56,000           7.6 years              50,090
                         -------                                 -------
                         313,744                                 223,514
                         =======                                 =======


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

                                      2000        1999          1998
--------------------------------------------------------------------------------
         Dividend yield                 --          --            --
         Expected volatility          29.2%       30.3%        33.5%
         Riskfree interest rate       6.82%       5.11%        5.40%
         Expected life              7 years     7 years      7 years



The weighted average fair value of options granted during 2000, 1999 and 1998 was $3.84, $4.19 and $6.52, respectively.

Had compensation cost for the Company's stock-based compensation plans, as described above, been determined consistent with SFAS No. 123, the Company's net income (loss) and income (loss) per share for the years ended December 31, 2000, 1999 and 1998 would have been increased by to the pro forma amounts indicated below:

(In thousands, except per share data)                       2000        1999       1998
         Net income (loss)               As reported      $2,173     $ (851)    $ (896)
                                         Pro forma         1,871       (998)    (1,258)
         Net income (loss) per share
                  basic and diluted      As reported      $ 0.59     $(0.23)    $(0.25)
                                         Pro forma          0.50      (0.27)     (0.34)

14. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk
--------------------------------------------------------------------------------

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. At December 31, 2000, these financial instruments were comprised entirely of unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Company uses the same credit policies in making these commitments as they do for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include trade accounts receivable, property, plant, and equipment and income-producing commercial properties. Since many unused lines of credit expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Unused lines of credit and outstanding letters of credit were $74,968,000 and $349,000, respectively, at December 31, 2000 and $35,845,000 and $777,000,
respectively, at December 31, 1999.

The Bank's lending is concentrated primarily in Wake, Chatham, Northampton, Granville, Warren, and Lee counties in North Carolina.

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

The fair value of the net loan portfolio has been estimated using the present value of expected cash flows, discounted at an interest rate giving consideration to estimated prepayment risk and credit loss factors. The fair value of the Bank's loan portfolio at December 31, 2000 and 1999 were as follows:

(In thousands)                                2000        1999
--------------------------------------------------------------------------------
         Loans:
                  Carrying amount          $238,812     $157,001
                  Estimated fair value      238,043      155,958

The fair values of deposit liabilities and repurchase agreements with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $100,851,000 and $59,884,000 at December 31, 2000 and 1999,
respectively. Therefore, the fair value estimates for these products do not reflect the benefits that the Bank receives from the low-cost, long-term funding they provide. These benefits are considered significant.

The fair values of certificates of deposits and advances from the FHLB is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying value and estimated fair values of certificates of deposit and FHLB advances at December 31, 2000 and 1999 were as follows:

(In thousands)                                2000          1999
--------------------------------------------------------------------------------
         Certificates of deposits:
                  Carrying amount          $190,047      $110,178
                  Estimated fair value      190,673       110,488
         Advances from the FHLB:
                  Carrying amount          $ 15,000      $ 20,000
                  Estimated fair value       14,329        19,661


There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $75,317,000 and $36,622,000 at December 31, 2000 and 1999, respectively, which are primarily comprised of unfunded loan commitments.

The Company's remaining assets and liabilities are not considered financial instruments.

16. Parent Company Financial Information
--------------------------------------------------------------------------------

Condensed financial information of the parent company of the Bank at December 31, 2000 and 1999 and for the year ended December 31, 2000 and the period from April 1, 1999 to December 31, 1999 is presented below:

(In thousands)                                                                       2000         1999
-------------------------------------------------------------------------------------------------------
Condensed Balance Sheet
         Assets:
                  Cash                                                            $    100     $    100
                  Equity investment in subsidiary                                   34,915       31,026
                                                                                  --------     --------
                           Total assets                                           $ 35,015     $ 31,126
                                                                                  ========     ========
         Liabilities and shareholders' equity
                  Shareholders' equity                                            $ 35,013     $ 31,126
                                                                                  ========     ========
Condensed Statement of Operations
         Dividends from wholly-owned subsidiary                                   $     --     $    100
         Equity in earnings (losses) of subsidiary                                   2,173         (951)
                                                                                  --------     --------
                  Net income (loss)                                               $  2,173     $   (851)
                                                                                  --------     --------
Condensed Statement of Cash Flows
         Operating activities:
                  Net income (loss)                                               $  2,173     $   (851)
                  Equity in undistributed (earnings) losses of subsidiary           (2,173)         951
                                                                                  --------     --------
                           Cash flow used in operating activities                       --          100
                                                                                  --------     --------
                                    Net increase in cash and cash equivalents           --          100
         Cash and cash equivalents, beginning of period                                100           --
                                                                                  --------     --------
         Cash and cash equivalents, end of period                                 $    100     $    100
                                                                                  ========     ========


17. Selected Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------

Selected unaudited quarterly balances and results for the years ended December 31, 2000 and 1999 are as follows:

                                                                        2000
-------------------------------------------------------------------------------------------------
                                                               Three Months Ended
-------------------------------------------------------------------------------------------------
(In thousands except per share data)           Dec. 31       Sept. 30       June 30      March 31
-------------------------------------------------------------------------------------------------
Assets                                       $ 343,620      $ 321,666     $ 315,463     $ 245,358
Loans                                          242,275        232,373       214,677       175,445
Investment securities                           61,947         54,687        54,150        47,005
Deposits                                       279,094        266,783       255,992       189,710
Shareholders' equity                            35,015         33,246        31,997        31,286

Net interest income                          $   2,946      $   2,829     $   2,720     $   2,155
Provision for loan losses                          345            255           255           255
Other operating income                             648            639           529           377
Other operating expenses                         2,659          2,613         2,447         1,877
Income taxes                                       (36)            --            --            --
                                             ---------      ---------     ---------     ---------
         Net income                          $     626      $     600     $     547     $     400
                                             =========      =========     =========     =========

Net income per share - Basic and diluted     $     .17      $     .16     $     .15     $     .11
                                             =========      =========     =========     =========

                                                                            1999
--------------------------------------------------------------------------------------------------------
                                                                     Three Months Ended
--------------------------------------------------------------------------------------------------------
(In thousands except per share data)                 Dec. 31       Sept. 30       June 30      March 31
--------------------------------------------------------------------------------------------------------
Assets                                              $ 222,337     $ 211,321     $ 201,417      $ 185,142
Loans                                                 159,329       138,386       128,697        119,221
Investment securities                                  46,581        46,108        46,975         48,929
Deposits                                              163,245       151,478       147,860        139,382
Shareholders' equity                                   31,126        31,295        30,857         31,678

Net interest income                                 $   2,012     $   1,768     $   1,557      $   1,560
Provision for loan losses                                 300           225           195            204
Other operating income                                    354           334           300            272
Other operating expenses                                1,685         1,692         1,565          3,182
Income taxes                                               --            --            (4)           (36)
                                                    ---------     ---------     ---------      ---------
         Net income (loss) $                              381     $     185     $     101      $  (1,518)
                                                    =========     =========     =========      =========

Net income (loss) per share - Basic and diluted     $     .11     $     .05     $     .02      $    (.41)
                                                    =========     =========     =========      =========


Report of Independent Accountants

The Board of Directors and Shareholders
Capital Bank Corporation
Raleigh, North Carolina

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Capital Bank Corporation at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Pricewaterhouse Coopers LLP
-------------------------------
/s/ Pricewaterhouse Coopers LLP


January 26, 2001
Raleigh, North Carolina

CORPORATE INFORMATION

Board of Directors
--------------------------------------------------------------------------------
O. A. Keller, III
(Chairman of the Board)
President and Chief Executive Officer
Earthtec Environmental, Inc.

Charles F. Atkins
President
Cam-L Corporation

Lamar Beach
Retired
Former Chief Executive Officer
Spanco Corporation

James A. Beck
President and Chief Executive Officer
Capital Bank Corporation and
Capital Bank

Edwin E. Bridges
Marketing and Public Relations Officer
Capital Bank

William C. Burkhardt
Former President and
Chief Executive Officer
Austin Quality Foods

L.I. Cohen
Chief Executive Officer
Lee Iron & Metal Company

David J. Gospodarek, CPA
President
Gospodarek, Lunsford & Associates, CPA

Carolyn W. Grant
Investment Broker
Trademark Properties

John F. Grimes
Partner
Budd Tire Company

Darleen M. Johns
President and Chief Executive Officer
Alphanumeric Systems, Inc.

Robert L. Jones
Chairman
Tri Properties

Oscar A. Keller, Jr.
President and Chief Executive Officer
Parkview Retirement Home, Inc.

Vernon Malone
Retired Educator
Wake County Commissioner

George R. Perkins, III
President
Frontier Spinning Mills, Inc.

Don W. Perry
President
Lee Brick & Tile

J. Rex Thomas
President
Grubb & Ellis/Thomas Linderman, Inc.
Bruce V. Wainright, DDS
President

Bruce V. Wainright, D.D.S., P.A.
Samuel J. Wornom, III
President and Chief Executive Officer
Nouveau Properties

CORPORATE MANAGEMENT
--------------------------------------------------------------------------------

Executive Officers
James A. Beck
President and Chief Executive Officer

Allen T.  Nelson, Jr.
Senior Vice President, Secretary and
Chief Financial Officer

Franklin G. Shell
Senior Vice President
Chief Credit Officer

Market CEOs

Sam P. Adams, Jr.
Siler City Market CEO

Charlie T. Bowers, Jr.
Lee County Market CEO

William L. Dawkins
Raleigh Market CEO

Ernest F. McAllister
Cary Market CEO

Christopher B. McCoy, Jr.
Northern Region Market CEO

Rick C. Rogers, Jr.
President and CEO
Capital Bank Investment Services, Inc.

Department Managers

Karen H. Priester
Senior Vice President
Raleigh Market Senior Lending Officer

John N. Anthony
Vice President
Retail Banking Manager

Steven E. Crouse
Vice President
Controller

Robert R. Levine
Vice President
Mortgage Loan Department Manager

Annual Meeting
--------------------------------------------------------------------------------

The 2001 Annual Meeting of the Shareholders of Capital Bank Corporation will be held at 2:00 p.m., Thursday, April 19, 2001, at the North Raleigh Hilton, 3415 Wake Forest Road, Raleigh, North Carolina.

Stock Market Information
--------------------------------------------------------------------------------

Capital Bank common stock commenced trading on the OTC Bulletin Board on July 22, 1997 under the symbol "CBKN" and on December 18, 1997 was listed on the NASDAQ Small Cap Market under the symbol "CBKN." On March 31, 1999, shares of Capital Bank stock were converted on a share-for-share basis into common stock of Capital Bank Corporation. On February 15, 2001, there were approximately 980 shareholders of record and 1,788 beneficial holders of stock. The following table sets forth market prices per share of common stock for the periods indicated. The price ranges reflect the high and low sales price of actual transactions.

               2000                    High           Low         Close
               ---------------------------------------------------------
               First  Quarter         9 3/8           7 1/8      7 3/16
               Second Quarter        10 1/4           7          9
               Third Quarter         10               8 1/8      9 1/4
               Fourth Quarter        10               8 3/16     8 3/4

               1999                    High           Low         Close
               ---------------------------------------------------------
               First Quarter         12               9 3/4      9 15/16
               Second Quarter        11 3/4           9         10 1/8
               Third Quarter         11               9          9
               Fourth Quarter        10               7 1/2      7 3/4



Transfer Agent
--------------------------------------------------------------------------------

                         Registrar and Transfer Company
                               10 Commerce Drive
                               Cranford, NJ 07016
                                 (800) 368-5948

Financial Information
--------------------------------------------------------------------------------

                To obtain financial information or a copy of the
             Company's Annual Report or Form 10-K, please contact:
                              Allen T. Nelson, Jr.
               Senior Vice President and Chief Financial Officer
                            Capital Bank Corporation
                                P. 0. Box 18949
                             Raleigh, NC 27619-8949
                                 (919) 645-6321

BANKING OFFICES

Raleigh - Glenwood Ave.
4901 Glenwood Avenue
Raleigh, NC 27612
(919) 645-6449

Raleigh - Falls of Neuse Rd.
4400 Falls of Neuse Rd.
Raleigh, NC 27609
(919) 878-3100

Raleigh - Six Forks Rd.
8816 Six Forks Rd., Suite 101
Raleigh, NC 27615
(919) 861-2050

Sanford - Main Office
130 N. Steele Street
Sanford, NC 27330
(919) 775-4000

Sanford - Kendale Plaza
2800 Williams Street
Sanford, NC 27330
(919) 775-2800

Sanford - Tramway Crossing
2222 Jefferson Davis Highway
Sanford,  NC 27330 (919)  776-2222

Siler City Office
300 East Raleigh St.
Siler City, NC 27344
(919) 742-4186

Cary - Harrison Ave.
915 North Harrison Ave.
Cary, NC 27513
(919) 319-1049

Cary - Kildaire Farm Rd.
1201 Kildaire Farm Rd.
Cary, NC  27511
(919) 469-9400

Oxford - Main Office
109 Hillsboro Street
Oxford, NC  27565
(919) 693-9000

Oxford - Linden Ave.
703 Linden Ave.
Oxford, NC  27565
(919) 693-6840

Seaboard Office
200 S. Main St.
Seaboard, NC  27876
(252) 589-2821

Warrenton Office
207 S. Main St.
Warrenton, NC  27589
(252) 257-1231

Woodland Office
123 E. Main St.
Woodland, NC  27897
(252) 587-6200

                             www.capitalbank-nc.com

This annual report to stockholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Bank that are subject to various factors which could cause actual results to differ materially from those estimates. Factors which could influence the estimates include changes in general and local market conditions, legislative and regulatory conditions, and an adverse interest rate environment.