Form 10-K, Exhibit 13
period 2001-12-31
CAPITAL BANK CORP
filed 2002-03-29
CIK 1071992

CAPITAL BANK LOGO


                               2001 ANNUAL REPORT

                               TABLE OF CONTENTS



Selected Financial Data                                          1

Letter to Shareholders                                         2 to 5

Management's Discussion and Analysis                           6 to 16

Consolidated Balance Sheets                                      17

Consolidated Statements of Operations                            18

Consolidated Statements of Changes in Shareholders' Equity       19

Consolidated Statements of Cash Flows                         20 to 21

Notes to Consolidated Financial Statements                    22 to 40

Report of Independent Accountants                                41

Corporate Information                                         42 to 44

SELECTED FINANCIAL DATA

CAPITAL BANK CORPORATION


(In thousands except share and per share data)                        As of and for the Years Ended December 31 (1)
------------------------------------------------------------------------------------------------------------------------------------
                                                          2001             2000           1999            1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Selected Balance Sheet Data
Cash and Due From Banks                                $    15,173    $    27,676     $     9,702     $    10,365     $     3,559
Federal Funds Sold                                             944            750           1,960          16,400          26,487
Securities                                                  73,702         61,947          46,581          37,626          34,345
Gross Loans                                                306,891        242,275         159,329         110,779          58,894
Allowance for Loan Losses                                    4,286          3,463           2,328           1,457             705
Total Assets                                               406,741        343,620         222,337         179,993         126,934
Deposits                                                   304,443        279,094         163,245         137,343          90,358
Borrowings                                                  50,000         15,000          20,000           5,066             194
Repurchase Agreements                                       11,167          9,804           4,818           2,501              --
Shareholders' Equity                                        36,983         35,015          31,126          33,507          34,305

Summary of Operations
Interest Income                                        $    26,173    $    23,751     $    14,553     $    10,530     $     5,717
Interest Expense                                            14,701         13,101           7,656           5,527           2,952
                                                       -----------------------------------------------------------------------------
Net Interest Income                                         11,472         10,650           6,897           5,003           2,765
Provision for Loan Losses                                    1,215          1,110             924             792             270
                                                       -----------------------------------------------------------------------------
Net Interest Income After Provision For Loan Losses         10,257          9,540           5,973           4,211           2,495
Non-interest Income                                          4,490          2,193           1,260             716             235
Non-interest Expense Excluding Non-recurring
  Merger Related Costs                                      11,847          9,506           6,477           5,525           2,983
                                                       -----------------------------------------------------------------------------
Pre-tax Net Income (Loss) before Non-recurring
  Merger Related Costs                                       2,900          2,227             756            (598)           (253)
Non-recurring Merger Related Costs                              --             90           1,647             288              --
Income Tax Expense (Benefit)                                   480            (36)            (40)             10             557
                                                       -----------------------------------------------------------------------------
Net Income (Loss)                                      $     2,420    $     2,173     $      (851)    $      (896)    $      (810)
                                                       =============================================================================

Per Share Data
Net Income (Loss) Before Non-recurring Merger
   Related Costs                                       $       .65    $       .61     $       .22     $      (.17)    $      (.33)
Net Income (Loss)                                              .65            .59            (.23)           (.25)           (.33)
Book Value                                                   10.28           9.57            8.51            9.19            9.38
Number of Common Shares Outstanding                      3,597,339      3,658,689       3,658,689       3,658,689       3,658,689

Selected Ratios
Return On Average Assets                                       .65%           .73%          (0.42)%         (0.60)%         (0.98)%
Return on Average Shareholders' Equity                        6.69%          6.21%          (2.68)%         (2.62)%         (3.65)%
Average Shareholders' Equity to Average Total Assets          9.69%         11.83%          15.81%          23.08%          26.91%
Net Interest Margin                                           3.26%          3.78%           3.61%           3.55%           3.52%



(1) Capital Bank opened for business on June 20, 1997. Capital Bank Corporation was formed on March 31, 1999. Balances for years ended December 31, 1998 and 1997 have been restated to reflect the combined balances of Capital Bank and Home Savings Bank of Siler City for those periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION

The following discussion and analysis is intended to aid the reader in understanding and evaluating the results of operations and financial condition of Capital Bank Corporation ("the Company") and its subsidiaries, Capital Bank (the "Bank") and Capital Bank Investment Services, Inc. This discussion is designed to provide more comprehensive information about the major components of the Company's results of operations and financial condition, liquidity, and capital resources than could be obtained from reading the financial statements alone. This discussion should be read in conjunction with the Company's consolidated financial statements, the related notes and the selected financial data presented elsewhere in this report.

Overview
--------------------------------------------------------------------------------
Capital Bank is a full-service state chartered community bank conducting business primarily in the Research Triangle region and surrounding areas of North Carolina. The Bank was incorporated on May 30, 1997 and opened its first branch in June of that same year in Raleigh. On June 23, 1997, two branches in Sanford, North Carolina were acquired from another financial institution. During 1998, the Bank opened branches in two Cary, North Carolina locations. During 1999, the Bank added a branch in Siler City, North Carolina through a merger transaction as described below and opened a de novo branch in Sanford. In April, 2000, the Bank purchased 5 branches in the eastern part of North Carolina including Oxford (2), Warrenton (1), Seaboard (1), and Woodland (1) from another financial institution. In June 2000, the Bank moved into a new corporate headquarters building on Glenwood Avenue in Raleigh, North Carolina and opened a new branch in the same facility. In January, 2001 the Bank opened an additional branch in Raleigh, making 14 full service branches in the Capital Bank branch network.

In 1999, the shareholders of Capital Bank approved the reorganization of Capital Bank into a bank holding company named "Capital Bank Corporation". In addition, on March 31, 1999 the Company completed its acquisition of Home Savings Bank of Siler City SSB, Inc. ("Home Savings Bank") in a stock-for-stock exchange. On July 16, 1999, Home Savings Bank merged with Capital Bank to form one subsidiary under Capital Bank Corporation. In conjunction with the merger, the common stock of Home Savings Bank was retired.

On March 1, 2001, Capital Bank Corporation announced that it had formed Capital Bank Investment Services, Inc. ("CBIS"), an investment services subsidiary and agreed to acquire an independent branch brokerage office located in Raleigh, North Carolina. CBIS makes available a full range of non-deposit investment services to individuals and corporations, including the customers of the Bank. These investment services include full-service securities brokerage, asset management, financial planning and retirement services, such as 401(k) plans, all provided exclusively through a strategic alliance with Raymond James Financial Services, Inc. ("Raymond James"). These services are available in the offices of Capital Bank through registered investment representatives.

On April 23, 2001, the Company received approval to become a financial holding company. On October 5, 2001, the Company entered into a definitive agreement to acquire First Community Financial Corporation ("First Community") in Burlington, NC. First Community was incorporated on October 7, 1998 to serve as the holding company for Community Savings Bank, Inc. ("Community Savings Bank"), upon Community Savings Bank's conversion from a state chartered mutual savings bank to a state chartered stock savings bank. First Community completed the conversion on June 21, 1999. Since the conversion, First Community's significant assets were the investment in Community Savings Bank, a portion of the net proceeds of the conversion which it has invested, and a promissory note evidencing a loan made by First Community to the Community Savings Bank's employee stock ownership plan. Community Savings Bank was originally chartered in 1934, and its market area consists of the communities in Alamance County, North Carolina. Community Savings Bank operates four full service branches and is primarily engaged in soliciting deposit accounts from businesses and the general public and making commercial loans, construction loans, residential real estate loans, home equity line of credit loans, consumer loans and various investments. The merger was approved by the shareholders in a special meeting on January 17, 2002, subsequent to the year ended December 31, 2001. As a result of the reorganization, acquisition, and subsequent merger of Home Savings Bank, which was accounted for as a pooling-of-interests transaction, all 1999 amounts in these financial statements are restated to reflect a consolidated basis as if the current organization had been in place during all operating periods.

As of December 31, 2001 the holding company conducted no business other than holding stock in Capital Bank and Capital Bank Investment Services, Inc. As a community bank, the Bank's profitability depends primarily upon its levels of net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. The Bank's operations are also affected by its provision for loan losses, non-interest income, and non-interest expenses. As an investment company, the profitability of CBIS is fully dependant on the amount of commissions generated from the sales of various investment products.

Results of Operations
--------------------------------------------------------------------------------

Capital Bank Corporation reported net income of $2.4 million and $2.2 million for the years ended December 31, 2001 and 2000, respectively, and net losses of $851,000 for year ended December 31, 1999. On a per share basis, net income for 2001 and 2000 was $.65 and $.59, respectively, and net losses for 1999 were $.23. Excluding nonrecurring merger related costs associated with the merger with Home Savings Bank, the Company recorded net income for 1999 of $796,000, or $.22 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION


Net Interest Income. Net interest income is the difference between total interest income and total interest expense and is the Company's principal source of earnings. The amount of net interest income is determined by the volume of interest-earning assets, the level of rates earned on those assets, and the volume and cost of supporting funds. Net interest income increased from $10.7 million in 2000 to $11.5 million in 2001, an increase of $822,000 or 8%. Net interest income increased between 1999 and 2000 by $3.7 million or 54% from the 1999 amount of $6.9 million. Increases during both periods are primarily due to significant increases in the volume of interest-bearing assets and liabilities as the Bank has experienced rapid growth. The increase for 2001 was negatively affected by a rapid and significant decline in market rates during the year. During 2001, the prime rate dropped from 9.00% in January to 4.75% in December with a decline in rates of at least 25 basis points in every month of 2001 except July as the Federal Reserve made 11 separate moves to reduce interest rates and stimulate the economy. Since the Bank's loan portfolio adjusted with prime at a faster rate than the deposit portfolio, the rapidly declining rate environment had a negative effect on net interest spread and net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and the interest paid on deposits and other borrowed funds. Net interest margin is the total of net interest income divided by average earning assets. Average earning assets in 2001 were $352.2 million, up 25% when compared to $281.6 million for 2000. The net interest margin was 3.26% in 2001, down 52 basis points from the 2000 net interest margin of 3.78%. Net interest spread was 2.67% and 3.04% for 2001 and 2000, respectively.

     Interest income increased 10% in 2001 to $26.2 million, after a 63% increase in 2000 to $23.8 million from the $14.6 million earned in 1999. For each year, this increase is primarily due to the significant growth in the loan portfolio. The average yield on interest-earning assets for 2001 was 7.43%, a decline of 100 basis points from the 2000 yield of 8.43%. The average yield for 2000 was up 82 basis points from 7.61% in 1999 as interest rates were rising during the 2000 calendar year. The decrease during 2001 was primarily attributable to overall decline in market rates as explained above. This was partially offset by an increase in higher yielding loans as a percentage of total interest-earning assets during 2001. The average loan portfolio as a percent of earning assets was 76% in 2001 compared to 74% in 2000. The average balances of federal funds and other short-term investments, which had lower yields of 3.91% and 6.33% for 2001 and 2000, respectively, declined from $20.0 million in 2000 to $13.2 million in 2001. The average balances of loans, which had higher yields of 7.85% and 9.16% for 2001 and 2000, respectively, increased from $208 million in 2000 to $267 million in 2001. In addition, an increase in the yield on investments helped to offset the decline in overall yield. Investment yield increased from 6.39% in 2000 to 6.51% in 2001. This increase was attributable to a large number of federal agency bonds with high yields that were purchased at discounts in previous years being called by the various agencies associated with the investment. When those bonds were called, the associated discounts were taken in to income as yield adjustments. During 2001, investments with a par value of $28.0 million were called with $243,000 in discounts remaining at call date, all of which was taken into income as yield adjustments. The increase in interest income during 2000 from 1999 was primarily attributable to overall increases in market interest rates and to a portfolio shift from lower yielding short-term investments and investment securities to higher yielding loans. The average loan portfolio as a percent of total earning assets in 2000 increased to 74% from 69% in 1999.

     Interest expense increased 12% in 2001 to $14.7 million, after a 71% increase in 2000 to $13.1 million from the $7.7 million expensed in 1999. This increase is primarily due to a significant increase in average interest-bearing deposits, which went from $138.5 million in 1999 to $221.7 million in 2000 to $267.3 million in 2001. The average rates on interest-bearing liabilities decreased from 5.39% in 2000 to 4.76% in 2001. The decrease in average rates during 2001 is reflective of the overall decrease in market rates offered during 2001 as compared to the previous year. In addition, there was a significant change in mix as the Company implemented a pricing strategy designed to change the mix of deposits focusing on growth of low cost deposits such as money market and interest checking products. This shift from higher rate certificates to lower rate deposits helped to decrease the overall cost of funds. Time deposits with an average rate of 5.56% represented 61% of all interest bearing liabilities during 2001 as compared to 68% with an average rate of 5.93% during 2000. The average rates on interest-bearing liabilities increased from 4.86% in 1999 to 5.39% in 2000. The increase during 2000 is reflective of Federal Reserve actions to raise interest rates during 2000 when compared to the previous year. In addition, during 2000 the Company funded loan growth primarily with higher rate time deposits. Time deposits with an average rate of 5.29% represented 64% of all interest bearing liabilities during 1999.

     The following two tables set forth certain information regarding the Company's yield on interest-earning assets and cost of interest-bearing liabilities and the component changes in net interest income. The first table reflects the Company's effective yield on earning assets and cost of funds. Yields and costs are computed by dividing income or expense for the year by the respective daily average asset or liability balance. Changes in net interest income from year to year can be explained in terms of fluctuations in volume and rate. The second table presents information on those changes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION

Average Balances, Interest Earned or Paid, and Interest Yields/Rates (Dollars in thousands)


Average Balances, Interest Earned or Paid, and Interest Yields/Rates


(Dollars in thousands)
                                       Year Ended December 31, 2001  Year Ended December 31, 2000 Year Ended December 31, 1999
                                       ---------------------------------------------------------------------------------------
                                       Average    Amount    Average  Average   Amount    Average  Average    Amount   Average
                                       Balance    Earned    Rate     Balance   Earned    Rate     Balance    Earned    Rate
                                       ---------------------------------------------------------------------------------------
Assets
Loans receivable: (1)
  Commercial                          $191,215   $ 14,772    7.73%  $140,319  $ 13,111   9.34%   $ 79,413   $  6,767    8.52%
  Consumer                              25,467      2,267    8.90%    18,170     1,781   9.80%      9,979        924    9.26%
  Home equity                           26,323      2,012    7.64%    19,019     1,703   8.95%     10,566        857    8.11%
  Residential mortgages                 24,280      1,931    7.95%    30,598     2,474   8.09%     31,301      2,472    7.90%
                                      ----------------------------  --------------------------   ----------------------------
Total loans                            267,285     20,982    7.85%   208,106    19,069   9.16%    131,259     11,020    8.40%
Investment securities                   71,748      4,674    6.51%    53,541     3,419   6.39%     47,664      2,898    6.08%
Federal funds sold and other
  interest on short term investments    13,207        517    3.91%    19,954     1,263   6.33%     12,255        635    5.18%
                                      ----------------------------  --------------------------   ----------------------------
Total interest earning assets          352,240   $ 26,173    7.43%   281,601  $ 23,751   8.43%    191,178   $ 14,553    7.61%
Cash and due from banks                  9,679                         4,946                        4,946
Other assets                            15,409                        12,478                        6,360
Reserve for loan losses                 (3,980)                       (2,993)                      (1,850)
Total assets                          $373,348                      $296,032                     $200,634
                                      ========                      ========                     ========
Liabilities and Equity
Savings deposits                      $  6,283   $     92    1.46%  $  6,826  $    172   2.52%   $  5,466   $    160    2.93%
Interest-bearing demand deposits        77,872      2,417    3.10%    50,295     1,934   3.85%     31,851      1,160    3.64%
Time deposits                          187,207     10,416    5.56%   164,612     9,763   5.93%    101,178      5,356    5.29%
                                      ----------------------------  --------------------------   ----------------------------
Total interest bearing deposits        271,362     12,925    4.76%   221,733    11,869   5.35%    138,495      6,676    4.82%
Borrowed funds                          26,288      1,427    5.43%    13,861       861   6.21%     15,261        821    5.38%
Repurchase agreements                   10,966        349    3.18%     7,346       371   5.05%      3,802        159    4.18%
                                      ----------------------------  --------------------------   ----------------------------
  Total interest-bearing liabilities   308,616   $ 14,701    4.76%   242,940  $ 13,101   5.39%    157,558   $  7,656    4.86%
                                                 ================             ================              ================
Non-interest bearing deposits           24,312                        16,458                        8,757
Other liabilities                        4,231                         4,499                        2,607
Total liabilities                      337,159                       263,897                      168,921
Shareholders' equity                    36,189                        32,135                       31,713
                                      --------                      --------                     --------
  Total liabilities and equity        $373,348                      $296,032                     $200,634
                                      ========                      ========                     ========
Net interest spread (2)                                      2.67%                       3.04%                          2.75%
Net interest income and net
  interest margin (3)                         $  11,472      3.26%  $ 10,650             3.78%  $   6,897               3.61%



(1) Loans receivable include nonaccrual loans for which accrual of interest has not been recorded. See Note 1 of the Financial Statements, "Income Recognition on Impaired and Nonaccrual Loans".
(2) Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents the net interest income divided by average interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CAPITAL BANK CORPORATION


Rate & Volume Variance Analysis

                                                   Years Ended                     Years Ended
                                                 December 31, 2001               December 31, 2000
(In thousands)                                       vs. 2000                        vs. 1999
---------------------------------------------------------------------------------------------------------
                                           Volume      Rate      Total     Volume       Rate      Total
                                          Variance   Variance   Variance  Variance    Variance   Variance
---------------------------------------------------------------------------------------------------------
Interest Income:
 Loans receivable                         $ 3,857    $(1,944)   $ 1,913    $ 6,962    $ 1,087   $ 8,049
 Investment securities                      1,185         70      1,255        370        151       521
 Federal funds sold                          (350)      (396)      (746)       464        164       628
                                          --------------------------------------------------------------
    Total interest income                   4,692     (2,270)     2,422      7,796      1,402     9,198
                                          --------------------------------------------------------------
Interest Expense:
 Savings and interest-bearing
   demand deposits and other                  676       (273)       403        728         58       786
 Time deposits                              1,189       (536)       653      3,697        710     4,407
 Borrowed funds                               659        (93)       566        (58)        98        40
 Repurchase agreements                        (88)        66        (22)       173         39       212
    Total interest expense                  2,436       (836)     1,600      4,540        905     5,445
                                          --------------------------------------------------------------
 Increase (decrease) in net interest
    income                                $ 2,256    $(1,434)   $   822    $ 3,256    $   497   $ 3,753
                                          ==============================================================


Note: The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

Provision for Loan Losses. The provision for loan losses is the amount charged against earnings for the purpose of establishing an adequate allowance for probable loan losses. Loan losses are, in turn, charged to this allowance rather than being reported as a direct expense. In 2001, 2000 and 1999, amounts expensed as loan loss provisions were $1.2 million, $1.1 million, and $924,000, respectively. In addition, the Company added $387,000 to the loan loss allowance for loans acquired as part of an acquisition of branches that occurred in April, 2000. The amount of the allowance for loan losses is established based on management's estimate of the inherent risks associated with lending activities, estimated fair value of collateral, past experience and present indicators such as delinquency rates and current market conditions. In addition, the Company uses an outside loan review service to occasionally review the adequacy of the loan loss allowance. Loans of $250,000 or more are subject to specific review for impairment per FAS 114. This estimate is regularly reviewed and modified, as necessary. The allowance for loan losses was $4.3 million and $3.5 million on December 31, 2001 and 2000, respectively, and represented approximately 1.40% and 1.43% of total loans outstanding on those dates. During 2001, the Company charged off $392,000 in loans, net of $25,000 in recoveries. During 2000, the Company charged off $362,000 in loans, net of $1,000 in recoveries. Charge-offs in 1999 amounted to $53,000, net of $19,000 in recoveries.

Management has allocated the allowance for loan losses by category. This allocation is based on management's assessment of the risk associated with the different types of lending activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION

                                               At December 31,
(In thousands)                      2001                           2000
------------------------------------------------------------------------------------
                           Allowance     % of Loans to   Allowance     % of Loans to
                            Amount        Total Loans      Amount       Total Loans
------------------------------------------------------------------------------------
Commercial                  $3,261            75%         $1,687            68%
Consumer                       438             9             510            10
Residential mortgages           98             7             220            11
Equity lines                   373             9             350            11
Unallocated                    116            --             696            --
                            --------------------------------------------------------
                            $4,286           100%         $3,463           100%
                            ========================================================


The following table shows changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off by loan category and additions to the allowance which have been charged to operating expenses.

               Analysis of Reserve for Loan Losses

                                           As of and For the
                                        Years Ended December 31,
----------------------------------------------------------------------
(In thousands)                       2001         2000        1999
----------------------------------------------------------------------
Average amount of
  loans outstanding, net of
  unearned income                  $267,285    $208,106    $131,259
Amount of loans outstanding
  at year end, net of
  unearned income                   306,891     242,275     159,329
Reserve for loan losses:
  Balance at beginning of period   $  3,463    $  2,328    $  1,457
  Adjustment for loans acquired          --         387          --
  Loans charged off:
    Commercial                          273         249          39
    Consumer                            144         114          33
                                   -----------------------------------
        Total charge-offs               417         363          72
                                   -----------------------------------
Recoveries of loans previously
  charged off:
    Commercial                           17          --          --
    Consumer                              8           1          19
                                   -----------------------------------
        Total recoveries                 25           1          19
                                   -----------------------------------
Net loans charged off                   392         362          53
                                   -----------------------------------
Provision for loan losses             1,215       1,110         924
                                   -----------------------------------
Balance at December 31             $  4,286    $  3,463    $  2,328
                                   ===================================
Ratio of net chargeoffs to
  average loans outstanding
  during the year                      0.15%       0.17%       0.04%
                                   ===================================

The following table shows the total of the nonperforming assets in the Company's portfolio as of December 31, 2001 and 2000. Loans deemed to be impaired at December 31, 2001 amounted to $1.8 million. Average impaired loans during 2001 were $722,000. There were no impaired loans during 2000.

(In thousands)                                  2001           2000
---------------------------------------------------------------------
      Nonperforming assets:
        Nonaccrual loans - Commercial          $2,380        $  221
        Nonaccrual loans - Consumer               590            11
        Nonaccrual loans - Mortgage                81           149
        Nonaccrual loans - Equity lines            19            --
                                               --------------------
          Total Nonaccrual loans               $3,070        $  381
                                               ====================
      Nonperforming assets to:
        Loans outstanding at end of year         1.00%         0.16%
        Total assets at end of year              0.75%         0.11%

Non-interest Income. Non-interest income was $4.5 million, $2.2 million, and $1.3 million for years ended December 31, 2001, 2000, and 1999, respectively. The increases for those periods as a percentage of the prior year's amounts are 105% for 2001 and 74% for 2000. The increase in non-interest income for 2001 is primarily attributable to increases in fees associated with deposit accounts and a large increase in fees associated with the Company's mortgage loan origination activities. The large increase in these fees was a direct result of attractive mortgage rates during 2001 due to the lower interest rate environment. In addition, the Company started a new overdraft checking privilege program called Bounce Free checking during the second quarter of 2001 which has substantially increased fee income during the period. The increase for 2000 is attributable primarily to the increase in deposit and loan volume on which fees were charged and to the increase in fees earned on mortgage loans brokered to other financial institutions. Mortgage loan origination fees increased from $635,000 in 1999 to $989,000 during 2000 to $2.0 million for 2001. In addition, fees for non-sufficient funds which include the new Bounce Free checking program income added during 2001 have increased from $255,000 in 1999 to $520,000 in 2000 to $1.1 million in 2001. Total fees associated with deposit service charges increased from $461,000 in 1999 to $925,000 in 2000 to $1.7 million in 2001. In addition, the Company realized a gain of $190,000 on the sale of investment securities during 2001. There were no securities gains or losses taken in 2000 or 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION

Non-interest Expense. Non-interest expense represents the overhead expenses of the Company. Management monitors all categories of non-interest expense in an attempt to improve productivity and operating performance. Non-interest expense increased 23% to $11.8 million in 2001 from $9.6 million in 2000. The expense recorded during 2000 was 18% higher than the $8.1 million amount recorded in 1999. The increase in 2001 reflects the additional operating costs associated with growth as the Bank added more staff to handle increases in volume of business, opened an additional branch and established an investment subsidiary during the year. In addition, the Bank purchased five branches and opened one branch during 2000 which had expenses recorded for only part of that year. During 2000, the Bank grew in size from 7 branches and 73 full time equivalent employees to 13 branches and 117 full time equivalent employees. At December 31, 2001 there were 14 branches and 127 full time equivalent employees. During 2001, the Bank added an additional branch, a Government Lending unit, expanded both the commercial lending area and the mortgage origination group, and had an overall increase in the volume of transactions processed and the number of customers. The year ended December 31, 2000 also included $90,000 in nonrecurring costs associated with the purchase of 5 branches from another area financial institution. The increase in 1999 included certain nonrecurring expenses of approximately $1,647,000 associated with the acquisition of Home Savings Bank and the formation of the holding company. See Note 2 to the Financial Statements for additional information.

Specific categories of expenses and related causes for increases are discussed as follows:

Salary and benefit expense for the years ended December 31, 2001, 2000, and 1999 were $6.3 million, $4.9 million, and $3.2 million, respectively. Increases each year were the result of additional personnel hired as new branches and departments were added each year as discussed above. Occupancy expense increased from $503,000 in 1999 to $800,000 in 2000 and to $1.2 million in 2001. The increases were primarily a result of lease expenses associated with new locations and additional space needed for expansion of existing departments. Furniture and equipment expense increased from $301,000 in 1999 to $508,000 in 2000 and to $703,000 in 2001 due to the increase in these assets needed for the new locations and general expansion. Other operating expenses increased from $945,000 in 1999 to $1.4 million in 2000 and $1.5 million in 2001, also as a result of the growth of the Company. Included in the 2000 amount were the costs of operating six additional branches, which increased the number of existing branches by 85%. The increases in other operating expenses from 2000 to 2001 included a 32% increase in telephone expenses from $95,000 to $125,000, a 68% increase in postage from $106,000 to $178,000, a 62% increase in consulting costs from $114,000 to $185,000, and a 44% increase in legal costs from $64,000 to $92,000. In addition, courier costs, or those costs associated with getting customer work to the Bank's outside processing center, increased due to the additional branches being serviced by the couriers. All such increases were a direct result of the new branches or expansion of existing departments and were within expected ranges.

Provision for Income Taxes. Current federal and state income tax expenses resulting from operations during 2000 and 1999 were offset by the reversal of valuation allowances on deferred tax assets for that same amount during those same periods. Accordingly, total income tax benefits recorded on the Consolidated Statements of Operations during 2000 and 1999 reflect only the actual amounts received back from the federal and state taxing authorities for refunds of prior year over payments. During 2001, the Company reversed all of the remaining valuation allowances and the reserved deferred tax assets were recorded on the consolidated financial statements of the Company, resulting in a one-time net tax benefit of $356,000. That benefit has since been offset by tax expense as the Company is now a fully taxable entity. Total income tax expense for 2001 net of the reversal of the deferred tax valuation allowance was $480,000.

Financial Condition
--------------------------------------------------------------------------------

The Company's financial condition is measured in terms of its asset and liability composition, asset quality, capital resources, and liquidity. The growth and composition of assets and liabilities during 2001 and 2000 reflected generally favorable economic conditions and the Company's business development activities. The Company has not engaged in investment strategies involving derivative financial instruments. Asset and liability management is conducted without the use of forward-based contracts, options,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION


swap agreements, or other synthetic financial instruments derived from the value of an underlying asset, reference rate, or index.

Total assets were $406.7 million and $343.6 million at December 31, 2001 and 2000, respectively. The increase in total assets of $63.1 million, or 18%, reflects the results of the strong growth trend of the Bank since its incorporation in 1997. The largest component of asset growth was the increase in loans.

Total liabilities increased from $308.6 million in 2000 to $369.8 million in 2001. The primary cause for the increase between the periods is an increase in deposits as a result of internal growth and an increase in borrowings. Increases in these liabilities were used to fund loan growth.

Stockholders' equity increased from $35.0 million in 2000 to $37.0 million in 2001. The increase is due primarily to the increase in retained earnings as a result of the current period net income of $2.4 million offset in part by a reduction of equity as a result of a stock buyback program whereby the Company acquired $696,000 worth of treasury stock. In addition, the market value of the Company's investment portfolio increased $245,000 as a result of the changing interest rate environment. These unrealized gains are included net of taxes in stockholders' equity.

Assets
--------------------------------------------------------------------------------

Cash and Cash Equivalents. Cash and cash equivalents, including non-interest-bearing and interest-bearing cash and federal funds sold, decreased from $28.4 million in 2000 to $16.1 million in 2001. The decrease is primarily the result of loan growth during the year of $64.6 million, which exceeded deposit growth of $25.3 million. The slower growth in deposits was a direct result of management's efforts to reduce the dependency on higher cost funds. The reduced dependency on high cost deposits was offset by an increase in borrowings during the year.

Loan Portfolio. Total loans were $306.9 million and $242.3 million as of December 31, 2001 and 2000, respectively. Economic growth in the greater Raleigh (including Wake County), Siler City, and Sanford areas, additional branch facilities added in the Raleigh area, low interest rates during 2001, and the Company's business development activities were key factors in the growth of the loan portfolio during those periods. At December 31, 2001, commercial loans, mortgage loans, consumer loans, and equity lines were $229.3 million, $20.9 million, $28.2 million, and $28.4 million, respectively. At December 31, 2000, commercial loans, mortgage loans, consumer loans, and equity lines were $165.0 million, $27.4 million, $24.4 million, and $25.6 million, respectively. The commercial loan portfolio is comprised mainly of loans to small businesses and mid sized businesses with sales up to $25 million. There were no significant concentrations of credit to any one industry, class, or category. The following tables reflects the maturities of the commercial loan portfolio and the mix of the commercial loans that mature greater than one year in the loan portfolio between fixed rate and adjustable rate notes.

     (In thousands)
      Commercial loans:
            Due within one year                $ 84,157
            Due one through five year           122,864
            Due after five years                 22,283
                                               --------
                                               $229,304
                                               ========
      Commercial loans due after 1 year:
            Fixed rate                         $ 82,290
            Variable rate                        62,857
                                               --------
                                               $145,147
                                               ========

Although there were no large concentrations of credit to any particular industry, the economic trends of the area served by the Company are influenced by the significant industries within the region. Virtually all the Company's business activity is with customers located in the Research Triangle area of North Carolina (Raleigh, Durham, and Chapel Hill) and it's surrounding counties. The ultimate collectibility of the Company 's loan portfolio is susceptible to changes in the market conditions of this geographic region.

The Company uses a centralized risk management process to ensure uniform credit underwriting that adheres to Company policy. Lending policies are reviewed on a regular basis to confirm that the Company is prudent in setting its underwriting criteria.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION

Credit risk is managed through a number of methods including loan grading of commercial loans, committee approval of larger loans, and class and purpose coding of loans. Management believes that early detection of credit problems through regular contact with the Company's clients coupled with consistent reviews of the borrowers' financial condition are important factors in overall credit risk management. Management charged off loans totaling $392,000, $362,000, and $53,000, net of recoveries, as uncollectible during 2001, 2000 and 1999, respectively. The large increase in the 2000 amount was the result of a $250,000 charge off on one commercial loan. The amount in 2001 is primarily the result of a recent softening in the economy and isolated instances of specific business problems. At December 31, 2001 and 2000, the allowance for loan losses as a percentage of total loans was 1.40% and 1.43%, respectively. Management believes the allowance for loan losses of $4.3 million at 2001 provides adequate coverage of the probable losses in the loan portfolio.

Investment Securities. Investment securities represent the second largest component of earning assets. On December 31, 2001 and 2000, investments totaled $71.2 million and $60.9 million, respectively. At December 31, 2001 and 2000, all investments were classified as "available for sale". This classification allows flexibility in the management of interest rate risk, liquidity, and loan portfolio growth. The following table reflects the debt securities by contractual maturities as of December 31, 2001. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


Securities Available For Sale Portfolio

(In thousands)                1 Year or Less       1 - 5 Years          5 - 10 Years      10 or More Years            Total
-----------------------------------------------------------------------------------------------------------------------------------
                              Amount    Yield    Amount    Yield      Amount     Yield    Amount     Yield      Amount      Yield
-----------------------------------------------------------------------------------------------------------------------------------
US Agency securities         $    --      --    $11,331    6.36%     $ 5,125     6.24%    $    --      --      $16,456       6.32%
Corporate bonds                   --      --      5,108    6.33%       1,070     6.25%         --      --        6,177       6.32%
Municipal bonds (1)               --      --         --      --           --       --       5,584     7.64%      5,584       7.64%
Mortgage-backed securities       220    6.02%       762    6.88%      10,591     6.47%     31,411     6.61%     42,985       6.57%
                             -------            -------              -------              -------              -------
                             $   220            $17,201              $16,786              $36,995              $71,202
                             =======            =======              =======              =======              =======

Money Market Investments and Federal Funds. At year-end 2001 and 2000, the Company had $3.7 million and $17.5 million, respectively, in short-term money market investments and federal funds. These figures include interest-bearing cash. Liabilities

During 2001 and 2000, the Company relied on deposits, advances from the Federal Home Loan Bank, repurchase agreements and excess liquidity to fund its earning assets.

Deposits. Total deposits increased from $279.1 million at December 31, 2000 to $304.4 million at December 31, 2001. Of these amounts, $28.5 million and $20.3 million were in the form of non-interest-bearing demand deposits at December 31, 2001 and 2000, respectively, and $275.9 million and $258.8 million were in the form of interest-bearing deposits at December 31, 2001 and 2000, respectively. Balances in certificates of deposit of $100,000 and over were $44.8 million and $40.1 million at year-end 2001 and 2000, respectively. The following table reflects the maturities of certificates of deposit of $100,000 and over as of December 31, 2001.

Maturity                                              Average
(In thousands)                         Amount          Rate
                                      -----------------------
Three months or less                  $18,830          4.36%
Over three months to six months        12,208          3.80%
Over six months to twelve months       11,420          3.81%
Over twelve months                      2,387          4.85%
                                      -----------------------
                                      $44,845          4.10%
                                      =======================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION

Debt. At December 31, 2001 and 2000, the Company's outstanding advances with the Federal Home Loan Bank were $50.0 million and $15.0 million, respectively. During the year ended December 31, 2001, the maximum outstanding advances were $50.0 million. The Company had average outstanding FHLB advances of $26.3 million and $13.9 million with weighted average rates of 5.43% and 6.21% at December 31, 2001 and 2000, respectively. These advances were used to provide additional funding at favorable rates to accommodate loan growth.

Capital Resources
--------------------------------------------------------------------------------

Total shareholders' equity for 2001 and 2000, excluding unrealized gains net of taxes on available for sale securities of $568,000 and $323,000 in 2001 and 2000, respectively, was $36.4 million and $34.7 million, respectively. The Company did not pay any dividends to its shareholders during 2001 or 2000. However, prior to the merger with Capital Bank Corporation, Home Saving Bank paid dividends to its shareholders. At December 31, 2001, the Company had a leverage ratio of 8.8%, a Tier 1 capital ratio of 9.6%, and a risk based capital ratio of 10.9%. These ratios exceed the federal regulatory minimum requirements for a "well capitalized" bank.

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

Liquidity management involves the ability to meet the cash flow requirements of depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. To ensure the Company is positioned to meet immediate and future cash demands, management relies on internal analysis of its liquidity, knowledge of current economic and market trends and forecasts of future conditions. Regulatory agencies set certain minimum liquidity standards including the setting of a reserve requirement at the Federal Reserve. The Company must submit weekly reports to the Federal Reserve to ensure that it meets those requirements. At December 31, 2001, the Company met all of its liquidity requirements. The Company had $16.1 million in its most liquid assets, cash and cash equivalents, at December 31, 2001. The Company's principal sources of funds are deposits, short-term borrowings and capital. Core deposits (total deposits less certificates of deposits in the amount of $100,000 or more), one of the most stable sources of liquidity, together with equity capital funded $296.6 million or 72.9% of total assets at December 31, 2001. At December 31, 2000, core deposits and equity capital totaled $273.9 million or 79.7% of total assets during that period.

The Company's liquidity can best be demonstrated by an analysis of its cash flows. In addition to the increase in core deposits described above, the Company had other financing activities including additional borrowings from the Federal Home Loan Bank of $35.0 million. Operating activities also provided $3.4 million of liquidity for the year ended December 31, 2001, compared to $3.3 million and $2.5 million in 2000 and 1999, respectively. The principal elements of these operating flows are net income, increased for significant non-cash expenses for the provision for loan losses and depreciation and amortization. In 2001, deposit growth and increased borrowings were utilized to fund $65.0 million in new loan growth.

A secondary source of liquidity for the Corporation comes from investing activities, principally the sales of, maturities of and cash flows from investment securities. During 2001, due to the rapidly declining interest rate environment, the cash flow from mortgage-backed securities accelerated and certain securities with call features were called. The cash received from these events, combined with maturities, amounted to $53.8 million, compared to $5.0 million in 2000 and $11.0 million in 1999. As of December 31, 2001, the Corporation had approximately $220,000 of investment securities that mature in 12 months. During 2001, the Company purchased $63.3 million of investment securities to replace the securities sold, called or matured during the same period and to meet liquidity needs.

Additional sources of liquidity are available to the Bank through the Federal Reserve System and through membership in the Federal Home Loan Bank system. As of December 31, 2001, Capital Bank had a maximum borrowing capacity of $81.3 million through the Federal Home Loan Bank of Atlanta. These funds can be made available with various maturities and interest rate structures. Borrowings cannot exceed twenty percent of total assets or twenty times the amount of Federal Home Loan Bank stock owned by the borrowing bank. At December 31, 2001, Capital Bank owned $2.5 million of stock or five percent of its outstanding advances of $50.0 million. Borrowings are collateralized by a blanket lien by the Federal Home Loan Bank on the Bank's qualifying assets.

The  following  table  reflects   maturities  of  contractual   obligations  and
expirations of ongoing commitments that affect the Company's liquidity.


                                                         Payments Due By Period
                                    --------------------------------------------------------------
                                      Less Than     1 - 3        4 - 5       After 5
(In thousands)                         1 Year       Years        Years        Years        Total
                                    --------------------------------------------------------------
Contractual Obligations
FHLB Advances                         $25,000      $15,000      $10,000      $    --      $50,000
Operating Leases                          628        1,281        1,185        1,951        5,045
                                    --------------------------------------------------------------
                                      $25,628      $16,281      $11,185      $ 1,951      $55,045
                                    ==============================================================

                                             Amount of Commitment Expiration per Period
                                    --------------------------------------------------------------
                                      Less Than     1 - 3        4 - 5       After 5
(In thousands)                         1 Year       Years        Years        Years        Total
                                    --------------------------------------------------------------
Commercial Commitments
Commercial Letters of Credit          $   549      $    --      $    --      $    --      $   549
Other Commercial Loan Commitments      30,549        4,668        2,321        1,965       39,503
                                    --------------------------------------------------------------
                                      $31,098      $ 4,668      $ 2,321      $ 1,965      $40,052
                                    =============================================================


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

Critical Accounting Policies and Estimates
--------------------------------------------------------------------------------

Capital Bank Corporation's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Capital Bank Corporation to make estimates and judgments regarding uncertainties that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to the reserve for loan losses, investment and intangible asset values, income taxes, and contingencies and litigation. Capital Bank Corporation bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Capital Bank records estimated loan loss reserves based on known problem loans and estimated deficiencies in the existing loan portfolio. The reserve calculation takes into account historic write-off trends and current market and economic conditions. If economic conditions were to decline significantly or the financial condition of Capital Bank's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves may be required. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions and associated market values of investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. Capital Bank Corporation assesses the need to record a valuation allowance to reduce its

                                       16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL BANK CORPORATION

deferred tax assets to the amount that is more likely than not to be realized. The Company considers anticipated future taxable income and ongoing prudent and feasible tax planning strategies in determining the need for the valuation allowance which, at this time, it deems not to be necessary. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Recent Accounting Developments
--------------------------------------------------------------------------------

Please refer to Note 1 of the Company's financial statements for the year ended December 31, 2001 for a discussion of recent accounting developments.

Quantitative and Qualitative Disclosure About Market Risk
--------------------------------------------------------------------------------

Capital Bank Corporation utilizes an outside asset liability management advisory firm to help management evaluate interest rate risk and develop asset/liability management strategies. One tool used is a computer simulation model which projects the Company's performance under different interest rate scenarios. Analyses are prepared quarterly which evaluate the Company's performance in a base strategy which reflects the Company's 2001 and 2002 operating plan. Three interest rate scenarios (Flat, Rising and Declining) are applied to the base strategy to determine the effect of changing interest rates on net interest income. The December 31, 2001 analysis of the Company indicates that interest rate risk exposure over a twelve-month time horizon is minimal and well within the guidelines established by the Board of Directors.

For the upcoming twelve month period in the Flat rate scenario, Capital Bank Corporation is projected to earn $14.7 million in net interest income. In the Rising rate scenario, which contemplates a 200 basis point increase in interest rates over a twelve month period, the Company is expected to see its annualized net interest income improve by $405,000, or 2.8%. Conversely, the bank will see a decline in net interest income of $769,000, or 5.3%, if rates decline 200 basis points.

Consolidated Balance Sheets
For the Years Ended December 31, 2001 AND 2000

CAPITAL BANK CORPORATION


(In thousands, except share data)                                                    2001         2000
--------------------------------------------------------------------------------------------------------

Assets
Cash and due from banks:
      Interest-earning                                                            $   2,793    $  16,724
      Noninterest earning                                                            12,380       10,952
Federal funds sold                                                                      944          750
Securities (Note 3)
      Available for sale                                                             28,217       34,596
Mortgage-backed securities available for sale (Note 3)                               42,985       26,351
Federal Home Loan Bank stock (Note 4)                                                 2,500        1,000

Loans (Note 5)                                                                      306,891      242,275
      Less allowance for loan losses                                                 (4,286)      (3,463)
                                                                                  ----------------------
      Net loans                                                                     302,605      238,812
                                                                                  ----------------------
Accrued interest receivable                                                           1,853        2,346
Premises and equipment, net (Note 6)                                                  5,009        5,149
Deposit premium and goodwill, net                                                     4,105        4,615
Deferred income tax                                                                   2,033        1,412
Other assets                                                                          1,317          913
                                                                                  ----------------------
                  Total assets                                                    $ 406,741    $ 343,620
                                                                                  ======================

Liabilities and Shareholders' Equity
Deposits (Note 7):
      Demand deposits                                                             $  28,470    $  20,346
      Savings and interest bearing checking                                          43,716       31,028
      Money market deposit accounts                                                  57,837       37,673
      Time deposits less than $100,000                                              129,575      149,914
      Time deposits $100,000 and greater                                             44,845       40,133
                                                                                  ----------------------
                  Total deposits                                                    304,443      279,094
                                                                                  ----------------------

Repurchase agreements                                                                11,167        9,804
Federal Home Loan Bank advances (Note 8)                                             50,000       15,000
Accrued interest payable                                                                792          968
Other liabilities                                                                     3,356        3,739
                                                                                  ----------------------
                  Total liabilities                                                 369,758      308,605
                                                                                  ----------------------

Commitments and contingencies (Notes 10, 11, 12 and 13)
Shareholders' equity:
      Common stock, no par value; 20,000,000 shares authorized,
            3,658,689 issued; outstanding 3,597,339 and 3,658,689, respectively      34,805       34,806
      Treasury stock, no par value; 61,350 shares and none, respectively               (696)          --
      Accumulated other comprehensive income                                            568          323
      Retained earnings (accumulated deficit)                                         2,306         (114)
                                                                                  ----------------------
                  Total shareholders' equity                                         36,983       35,015
                                                                                  ----------------------
                  Total liabilities and shareholders' equity                      $ 406,741    $ 343,620
                                                                                  ----------------------


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
For the Years Ended December 31, 2001, 2000 and 1999

CAPITAL BANK CORPORATION

(In thousands except per share data)                                         2001       2000       1999
---------------------------------------------------------------------------------------------------------
Interest income:
      Loans and fees on loans                                             $ 20,982   $ 19,069    $ 11,020
      Investment securities                                                  4,674      3,419       2,898
      Federal funds and other interest income                                  517      1,263         635
                                                                          -------------------------------
                  Total interest income                                     26,173     23,751      14,553
                                                                          -------------------------------
Interest expense:
      Deposits                                                              12,925     11,869       6,676
      Borrowings                                                             1,427        861         821
      Repurchase agreements                                                    349        371         159
                                                                          -------------------------------
                  Total interest expense                                    14,701     13,101       7,656
                                                                          -------------------------------
                  Net interest income                                       11,472     10,650       6,897
Provision for loan losses                                                    1,215      1,110         924
                                                                          -------------------------------
                  Net interest income after provision for loan losses       10,257      9,540       5,973
                                                                          -------------------------------

Other operating income:
      Service charges and fees                                               1,735        925         461
      Net gain on sale of securities                                           190         --          --
      Mortgage origination fees                                              1,999        989         635
      Other fees and income                                                    566        279         164
                                                                          -------------------------------
                  Total other operating income                               4,490      2,193       1,260
                                                                          -------------------------------

Other operating expenses:
      Personnel                                                              6,317      4,876       3,422
      Occupancy                                                              1,152        800         503
      Data processing                                                          649        526         328
      Furniture and equipment                                                  703        508         301
      Amortization of intangibles                                              598        473         216
      Advertising                                                              346        454         276
      Professional fees                                                        350        240         257
      Director fees                                                            210        206         229
      Merger expenses                                                           --         90       1,647
      Other                                                                  1,522      1,423         945
                                                                          -------------------------------
                  Total other operating expenses                            11,847      9,596       8,124
                                                                          -------------------------------

                  Net income (loss) before income tax expense (benefit)      2,900      2,137        (891)
Income tax expense (benefit)                                                   480        (36)        (40)
                  Net income (loss)                                       $  2,420   $  2,173    $   (851)
                                                                          ===============================
Net income (loss) per share - basic and diluted                           $    .65   $    .59    $   (.23)
                                                                          -------------------------------
Dividends per share                                                       $     --   $     --    $    .05
                                                                          ===============================



The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in shareholders' equity
For the Years Ended December 31, 2001, 2000 and 1999

CAPITAL BANK CORPORATION

                                                                                Accumulated     Retained
                                            Unearned    Deferred                   Other        Earnings
                                Common        ESOP       Stock      Treasury   Comprehensive (Accumulated
(In thousands)                  Stock        Shares      Awards      Stock     Income (Loss)    Deficit)      Total\
-------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999     $ 34,788    $    (66)   $   (195)   $     --    $    235        $ (1,255)     $ 33,507

Release of ESOP shares               18          66          --          --          --              --            84
MRP amortization                     --          --         195          --          --              --           195

Net loss                             --          --          --          --          --            (851)         (851)
Other comprehensive loss             --          --          --          --      (1,628)             --        (1,628)
      Comprehensive loss         (2,479)

Cash dividends paid                  --          --          --          --          --            (181)         (181)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999     34,806          --          --          --      (1,393)         (2,287)       31,126

Net income                           --          --          --          --          --           2,173         2,173
Other comprehensive income           --          --          --          --       1,716              --         1,716
                                                                                                                -----
      Comprehensive income                                                                                      3,889
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000     34,806          --          --          --         323            (114)       35,015

Purchase of treasury stock           --          --          --        (702)         --              --          (702)

Reissuance of common stock
      for options excercised         (1)         --          --           6          --              --             5

Net income                           --          --          --          --          --           2,420         2,420
Other comprehensive income           --          --          --          --         245              --           245
                                                                                    ---                         -----
      Comprehensive income                                                                                      2,665
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001   $ 34,805    $     --    $     --    $   (696)   $    568        $  2,306      $ 36,983
                               ==========================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2001, 2000 and 1999

CAPITAL BANK CORPORATION


(In thousands)                                                              2001         2000      1999
----------------------------------------------------------------------------------------------------------
Net income (loss)                                                         $  2,420    $  2,173    $   (851)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Amortization of deposit premium and goodwill                             598         473         216
      Depreciation                                                             810         642         397
      (Gain) loss on disposal of equipment                                      (2)          6          --
      Amortization (accretion) of premiums/discounts on securities, net         32           6          47
      MRP and ESOP compensation                                                 --          --         279
      Gain on sale of investments                                             (190)         --          --
      Provision for loan losses                                              1,215       1,110         924
      Deferred tax benefits                                                   (978)     (1,139)       (273)
      Changes in assets and liabilities:
            Accrued interest receivable                                        493      (1,102)       (391)
            Accrued interest payable                                          (176)        297         170
            Other assets                                                      (404)       (417)        544
            Other liabilities                                                 (383)      1,262       1,402
                                                                          ---------------------------------
                  Net cash provided by operating activities                  3,435       3,311       2,464
                                                                          ---------------------------------

Cash flows from investing activities:
      Net increase in loans                                                (65,008)    (57,493)    (48,603)
      Additions to premises and equipment                                     (706)     (1,753)     (1,306)
      Proceeds from sale of equipment                                           38          --          --
      Purchase of Federal Home Loan Bank stock                              (1,500)         --        (395)
      Purchase of securities available for sale                            (31,006)     (8,457)    (14,964)
      Purchase of mortgage-backed securities available for sale            (32,317)    (10,154)     (6,281)
      Proceeds from maturities of securities available for sale             11,032       3,955       7,450
      Proceeds from maturities of securities held to maturity                   --          --       3,560
      Proceeds from sales of securities available for sale                  14,796          --          --
      Proceeds from calls of securities available for sale                  28,000       1,000          --
      Capitalized purchase costs                                               (88)         --          --
      Net cash received from branch acquisitions                                --      37,013          --
                                                                          ---------------------------------
                  Net cash used by investing activities                   $(76,759)   $(35,889)   $(60,539)
                                                                          ---------------------------------

(continued)

For the Years Ended December 31, 2001, 2000 and 1999

CAPITAL BANK CORPORATION


(In thousands)                                                      2001        2000       1999
--------------------------------------------------------------------------------------------------
Cash flows from financing activities:
      Net increase in deposits                                    $ 25,349    $ 49,356    $ 25,902
      Net increase in repurchase agreements                          1,363       4,986       2,317
      Proceeds from Federal Home Loan Bank borrowings               45,000      15,000      20,000
      Principal repayments of Federal Home Loan Bank borrowings    (10,000)    (20,000)     (5,000)
      Purchase of treasury stock                                      (702)         --          --
      Exercise of common stock options                                   5          --          --
      Principal repayments of ESOP Note                                 --          --         (66)
      Cash dividends paid                                               --          --        (181)
                                                                  --------------------------------
                  Net cash provided by financing activities         61,015      49,342      42,972
                                                                  --------------------------------
Net change in cash and cash equivalents                            (12,309)     16,764     (15,103)
Cash and cash equivalents at beginning of year                      28,426      11,662      26,765
                                                                  --------------------------------
Cash and cash equivalents at end of year                          $ 16,117    $ 28,426    $ 11,662
                                                                  ================================
Supplemental Disclosure of Cash Flow Information:
      Cash payments for interest                                  $ 14,877    $ 12,804    $  7,486
                                                                  ================================
      Cash payments for income taxes                              $  1,392    $    501    $    287
                                                                  ================================
      Transfers from loans to real estate acquired
            through foreclosure                                   $     --    $     32    $     --
                                                                  ================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

1. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Nature of Operations

Capital Bank Corporation (the "Company") is a financial holding company incorporated under the laws of North Carolina on August 10, 1998. The Company's primary function is to serve as the holding company for its wholly-owned subsidiaries, Capital Bank and Capital Bank Investment Services, Inc. Capital Bank (the "Bank") was incorporated under the laws of North Carolina on May 30, 1997 and commenced operations on June 20, 1997. The Bank is not a member of the Federal Reserve System and has no subsidiaries. The Bank is a locally owned community bank engaged in general commercial banking, providing a full range of banking services. The majority of the Bank's customers are individuals and small to medium-size businesses. The Bank's primary source of revenue is interest earned from loans to customers and from invested cash and securities and non-interest income derived from various fees.

Prior to 2001, the Bank operated primarily throughout the central part of North Carolina with branch facilities located in Raleigh (2), Cary (2), Sanford (3), Siler City (1), Oxford (2), Warrenton (1), Seaboard (1), and Woodland (1). In January, 2001, the Bank opened a new branch in Raleigh, making the existing branches structure 14 separate locations. The Company's corporate headquarters reside on Glenwood Avenue in Raleigh, North Carolina.

On March 1, 2001, Capital Bank Corporation announced that it had formed Capital Bank Investment Services, Inc. ("CBIS"), an investment services subsidiary and agreed to acquire an independent branch brokerage office located in Raleigh, North Carolina.

CBIS makes available a full range of non-deposit investment services to individuals and corporations, including the customers of the Bank. These investment services include full-service securities brokerage, asset management, financial planning and retirement services, such as 401(k) plans, all provided exclusively through a strategic alliance with Raymond James Financial Services, Inc. ("Raymond James"). These services will be available in the offices of Capital Bank through registered investment representatives. The Investment Company is a full service brokerage firm whose profitability depends on net commissions generated by investment sales and services.

The Company has no operations other than those of its subsidiaries, Capital Bank and Capital Bank Investment Services, Inc. The Company's profitability depends principally upon the net interest income, provision for loan losses, non-interest income and non-interest expenses of the Bank and the net commissions generated by CBIS.

As used in this report, the term "Company" refers to Capital Bank Corporation and its subsidiaries, Capital Bank and Capital Bank Investment Services, Inc.

Consolidation

The consolidated  financial  statements  include the accounts of the Company and
its  wholly-owned  subsidiaries.   All  significant  intercompany  accounts  and
transactions have been eliminated in consolidation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

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

Loans  deemed to be  impaired at December  31,  2001  amounted to $1.8  million.
Average impaired loans during 2001 were $722,000. There were no loans in the Bank's portfolio during 2000 which were considered to be impaired.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower of interest and principal in accordance with the contractual terms.

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

Intangible Assets

Deposit premium and goodwill arising from branch acquisitions during 1997 and 2000 and the acquisition of Capital Bank Investment Services, Inc. in 2001 are being amortized on a straight-line basis over seven to ten years. These lives were estimated by management at the time the assets were acquired using information available at that time and are subject to re-evaluation as new information becomes available. Deposit premium and goodwill at December 31, 2001 and 2000 are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

                                                       Accumulated
(in thousands)                                 Gross   Amortization   Net
----------------------------------------------------------------------------
At December 31, 2001
From March, 2001 acquisitions of CBIS:
            Goodwill                          $    88    $   (34)   $    54
From April, 2000 branch acquisitions:
            Deposit premium                     2,963       (519)     2,444
            Goodwill                              508        (85)       423
                                              -----------------------------
                                                3,471       (604)     2,867
                                              -----------------------------

From June, 1997 branch acquisitions:
            Deposit premium                     2,000       (906)     1,094
            Goodwill                              164        (74)        90
                                              -----------------------------
                                                2,164       (980)     1,184
                                              -----------------------------
                                              $ 5,723    $(1,618)   $ 4,105
                                              =============================
At December 31, 2000
      From April, 2000 branch acquisitions:
            Deposit premium                   $ 2,963    $  (222)   $ 2,741
            Goodwill                              508        (35)       473
                                              -----------------------------
                                                3,471       (257)     3,214
                                              -----------------------------
      From June, 1997 branch acquisitions:
            Deposit premium                     2,000       (705)     1,295
            Goodwill                              164        (58)       106
                                              -----------------------------
                                                2,164       (763)     1,401
                                              -----------------------------
                                              $ 5,635    $(1,020)   $ 4,615
                                              =============================

Amortization expense recognized during the years ended December 31, 2001, 2000, and 1999 was $598,000, $473,000, and $216,000, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

Net Income (Loss) Per Share

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". In accordance with SFAS 128, the Bank has presented both basic and diluted EPS on the face of the Statement of Operations. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. For loss periods, diluted EPS is the same as basic EPS due to the fact that including common stock equivalents in the calculation of diluted EPS would be antidilutive. The weighted average number of shares outstanding for 2001, 2000, and 1999 were as follows:


(In thousands except number of shares)                                2001           2000           1999
-----------------------------------------------------------------------------------------------------------
      Shares used in the computation of earnings per share:
      Weighted average number of shares outstanding - basic        3,712,280      3,709,070       3,676,432
      Incremental shares from assumed exercise of stock
        options - antidilutive during loss periods                    34,561          6,871            n/a
                                                                  -----------------------------------------
      Weighted average number of shares outstanding - diluted      3,746,841      3,715,941       3,676,432
                                                                  =========================================


Comprehensive Income (Loss)

The Company follows SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in general-purpose financial statements. The Company's only components of other comprehensive income relate to unrealized gains and losses on available for sale securities. Information concerning the Company's other comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 is as follows:


(In thousands except number of shares)                                2001           2000          1999
-----------------------------------------------------------------------------------------------------------
      Unrealized gains (losses) on securities available for sale     $   435      $ 1,716        $(1,628)
      Reclassification of gains recognized in net income                (190)          --             --
                                                                     --------------------------------------
      Other comprehensive income (loss)                              $   245      $ 1,716        $(1,628)
                                                                     ======================================


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

Employers Disclosures about Pensions and Other Postretirement Benefits The Company follows the provisions of SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits". This Statement requires employers' disclosures about pension and other postretirement benefit plans.

Reclassifications

Certain items included in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation. These reclassifications have no effect on the net loss or shareholders' equity previously reported.

New Pronouncements

The Financial Accounting Standards Board ("FASB") has issued Statements of Financial Accounting Standards No. 141 ("FAS 141"), Business Combinations, No. 142 ("FAS 142"), Goodwill and Other Intangible Assets, No. 143 ("FAS 143"), Accounting for Asset Retirement Obligations and No. 144 ("FAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets.

FAS 141 supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises and requires that all business combinations be accounted for using the purchase method. This Statement carries forward without reconsideration those portions of APB Opinion No. 16, Business Combinations, that provide guidance related to the application of the purchase method. This Statement requires that intangible assets that meet certain criteria be recognized as assets apart from goodwill. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The application of this statement is not expected to have a material impact on the Company's financial statements.

FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. This Statement carries forward without reconsideration those provisions of Opinion 17 related to the accounting for internally developed intangible assets. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001 and early application is permitted for entities with fiscal years beginning after March 15, 2001, under certain conditions. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. The application of this statement is not expected to have a material impact on the Company's financial statements.

FAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. FAS 143 will be effective for financial statements beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on the Company's financial statements. FAS 144 supersedes FAS 121 and applies to all long-lived assets, including discontinued operation, and amends Accounting Principles Board Opinion No. 30 ("APB 30") Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book or fair value less cost to sell. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are generally expected to be applied prospectively. The application of this statement is not expected to have a material impact on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

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

In 1997, a branch was opened in Raleigh, North Carolina followed by two branches in Cary, North Carolina in 1998 and one in Sanford in 1999. On March 26, 1999, pursuant to the reorganization of the Bank into a holding company structure, the common stock of the Bank was converted on a share-for-share basis into common stock in the Company that have rights, privileges and preferences identical to the common stock of the Bank. On March 31, 1999, the Company completed its acquisition of Home Savings Bank of Siler City SSB, Inc. ("Home Savings") through the issuance of 1.28 shares of the Company's common stock for each share of Home Saving's outstanding common stock, or 1,181,038 shares. The acquisition was accounted for as a pooling-of-interests. On July 16, 1999, Home Savings merged with the Bank to form one subsidiary under the Company. Prior to the merger with the Company, Home Savings reported total interest income of $994,000, net interest income of $418,000 and a net loss of $1,285,000 for the three months ended March 31, 1999.

In April, 2000, the Bank acquired 5 branches from another area financial institution which was accounted for as a purchase transaction. The transaction included branches in the eastern part of North Carolina including Oxford (2), Warrenton (1), Seaboard (1), and Woodland (1). A summary of the acquisition is as follows:

(In thousands)
--------------------------------------------------------------------------------
Deposits assumed                                  $ 66,493
Deposit premium paid                                (2,963)
Loans acquired                                     (25,847)
Goodwill recorded                                     (508)
Net other assets acquired                             (162)
                                                  --------
              Net cash received                   $ 37,013
                                                  ========

In June, 2000, the Bank opened a new branch and moved its corporate headquarters to the same facility on Glenwood Avenue in Raleigh, North Carolina. In January 2001, the Bank opened a new branch in Raleigh.

On April 23, 2001, the Company converted to a financial holding company.

On March 1, 2001, Capital Bank Corporation announced that it had formed Capital Bank Investment Services, Inc., an investment services subsidiary and agreed to acquire an independent branch brokerage office located in Raleigh, North Carolina.

On October 5, 2001, the Company entered into a definitive agreement to acquire First Community Financial Corporation ("First Community") in Burlington, NC. First Community was incorporated on October 7, 1998 to serve as the holding company for Community Savings Bank, Inc. ("Community Savings Bank"), upon Community Savings Bank's conversion from a state chartered mutual savings bank to a state chartered stock savings bank. First Community completed the conversion on June 21, 1999. Since the conversion, First Community has had no significant assets other than the outstanding capital stock of Community Savings Bank, a portion of the net proceeds of the conversion which it has invested, and a promissory note evidencing a loan made by First Community to the Community Savings Bank's employee stock ownership plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

Community Savings Bank was originally chartered in 1934, and its market area consists of the communities in Alamance County, North Carolina. Community Savings Bank is primarily engaged in soliciting deposit accounts from businesses and the general public and making commercial loans, construction loans, residential real estate loans, home equity line of credit loans, consumer loans and various investments. The acquisition was approved at a special shareholder meeting on January 17, 2002 and the transaction took place effective the close of business on January 18, 2002. Each First Community share of common stock was to be exchanged for 1.30275 shares of Capital Bank Corporation common stock plus $16.20 cash. Alternatively, shareholders could elect to receive all cash or all stock for their shares. To the extent that First Community shareholders elected to receive more aggregate stock or cash consideration than permitted by the agreement, pro rata allocations were made. The transaction will be accounted for under the purchase method and is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

The following table reflects the unaudited proforma combined results of operations, assuming the acquisition had occurred at the beginning of fiscal 2001:

(In thousands except per share amounts)                       2001
--------------------------------------------------------------------------------
Net interest income                                        $20,939
Net income                                                   2,967
Net earnings per diluted share                                0.53


In management's opinion, these unaudited pro forma amounts are not necessarily indicative of what actual combined results of operations might have been if the acquisition had been effective at the beginning of fiscal 2001.

A summary of estimated fair values of assets acquired and liabilities assumed is as follows:

(In thousands)
--------------------------------------------------------------------------------
Loans receivable                                                     $ 132,271
Premises and equipment                                                   5,373
Deposit premium                                                            782
Goodwill                                                                   119
Other assets                                                            75,837
Deposits                                                              (156,241)
Borrowings                                                             (16,414)
Other liabilities                                                      (25,341)
                                                                     ---------
    Investment in subsidiary, net of dividends to shareholders
      and capitalized acquisition costs                              $  16,386
                                                                     =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

3. Securities
--------------------------------------------------------------------------------

Securities at December 31, 2001 and 2000 are summarized as follows:


                                              Gross         Gross       Estimated
                                            Amortized    Unrealized    Unrealized    Market
(In thousands)                                Cost          Gains        Losses      Value
---------------------------------------------------------------------------------------------
2001
Available for sale:
      U.S. Agency obligations                $16,000      $   456          $--      $16,456
      Corporate bonds                          6,077          116           16        6,177
      Municipal bonds                          5,683           21          120        5,584
                                             ------------------------------------------------
                                              27,760          593          136       28,217
      Mortgage-backed securities              42,516          557           88       42,985
                                             ------------------------------------------------
                                             $70,276      $ 1,150      $   224      $71,202
                                             ================================================
2000
Available for sale:
      U.S. Agency obligations                $33,662      $   276      $   125      $33,813
      Municipal bonds                            759           24           --          783
                                             ------------------------------------------------
                                              34,421          300          125       34,596
      Mortgage-backed securities              26,203          264          116       26,351
                                             ------------------------------------------------
                                             $60,624      $   564      $   241      $60,947
                                             ================================================


The amortized cost and estimated market values of securities at December 31, 2001 by contractual maturities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             Estimated
                                                Amortized      Market
(In thousands)                                     Cost        Value
----------------------------------------------------------------------
     Due in one year or less                     $   217      $   220
     Due after one year through five years        16,793       17,201
     Due after five years through ten years       16,348       16,786
     Due after ten years                          36,918       36,995
                                                 ---------------------
                                                 $70,276      $71,202
                                                 =====================

During the year ended December 31, 2001, the Company had gross realized gains of $190,000 on sales of available for sale securities with book values of $14.6 million. There were no sales of securities during the periods ended December 31, 2000 or 1999.

Securities with an amortized cost of $39.9 million were pledged as of December 31, 2001 to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

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

5. Loans and Allowance for Loan Losses
--------------------------------------------------------------------------------

The composition of the loan portfolio by loan classification at December 31, 2001 and 2000 is as follows:

(In thousands)                                      2001             2000
---------------------------------------------------------------------------
      Commercial                                 $ 229,305        $ 164,967
      Consumer                                      28,201           24,364
      Home Equity Lines                             28,383           25,558
      Residential mortgages                         20,921           27,423
                                                 --------------------------
                                                   306,810          242,312
      Less deferred loan fees (costs), net             (81)              37
                                                 --------------------------
                                                 $ 306,891        $ 242,275
                                                 ==========================

A summary of activity in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999 is as follows:

(In thousands)                                 2001       2000       1999
----------------------------------------------------------------------------
      Balance at beginning of year           $ 3,463    $ 2,328    $ 1,457
      Adjustment for loans acquired               --        387         --
      Provision for loan losses                1,215      1,110        924
      Loans charged-off, net of recoveries      (392)      (362)       (53)
                                             -------------------------------
      Balance at end of year                 $ 4,286    $ 3,463    $ 2,328
                                             ===============================


At December 31, 2001, nonperforming assets consisted of nonaccrual loans in the amount of $3.1 million. At December 31, 2000, nonperforming assets consisted of nonaccrual loans in the amount of $381,000. Unrecognized income on loans in nonaccrual at December 31, 2001 and 2000 were $149,000 and $28,000, respectively. At December 31, 2001 and 2000, there were no loans past due greater than 90 days and still accruing interest. In the normal course of business certain directors and executive officers of the Company, including their immediate families and companies in which they have an interest, may be loan customers. Total loans to such groups at December 31, 2001 and activity during the year ended December 31, 2001, is summarized as follows:

(In thousands)

      Beginning balance                     $9,990
      New loans                              5,333
      Principal repayments                  (7,037)
                                            ------
      Ending balance                        $8,286
                                            ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

In addition, such groups had available lines of credit in the amount of $2.1 million at December 31, 2001. The Company paid an aggregate of approximately $608,000, $1.1 million, and $274,000 to companies owned by members of the board of directors for leased space, equipment, construction and consulting services during 2001, 2000 and 1999, respectively.

6. Premises and Equipment
--------------------------------------------------------------------------------

Premises and equipment at December 31, 2001 and 2000 are as follows:

(In thousands)                                               2001          2000
--------------------------------------------------------------------------------
      Land                                                $   744       $   744
      Buildings and leasehold improvements                  3,343         3,161
      Furniture and equipment                               3,011         2,523
      Automobiles                                             187           159
      Construction in progress                                 35           121
                                                          ----------------------
                                                            7,320         6,708
      Less accumulated depreciation and amortization       (2,311)       (1,559)
                                                          ----------------------
                                                          $ 5,009       $ 5,149
                                                          ======================

7. Deposits
--------------------------------------------------------------------------------

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

                                                                        Weighted
                                                                         Average
 (In thousands)                                         Balance           Rate
------------------------------------------------------------------------------

      2002                                             $156,684          4.15%
      2003                                                7,142          4.58%
      2004                                                7,396          4.70%
      2005                                                3,019          4.35%
      2006 and thereafter                                   179          4.04%
      ----                                             ----------------------
                                                       $174,420          4.19%
                                                       ======================

8. Federal Home Loan Bank Advances
--------------------------------------------------------------------------------

Advances from the Federal Home Loan Bank had a weighted average rate of 3.60% at December 31, 2001 and were collateralized by certain 1 - 4 family mortgages and qualifying commercial loans. In addition, the Company pledged certain investment securities with an amortized cost of $11.1 million (Note 3). Advances outstanding at December 31, 2001 mature from November 2005 through February 2011. At December 31, 2001, the Company had an additional $31.3 million of credit available with the FHLB.

9. Income Taxes
--------------------------------------------------------------------------------

Income taxes charged to operations for the years ended December 31, 2001, 2000, and 1999 consist of the following components:

(In thousands)                                2001        2000        1999
-----------------------------------------------------------------------------
   Current income tax expense               $ 1,458     $ 1,103     $   233
   Deferred income tax expense (benefit)       (978)     (1,139)       (273)
                                            ---------------------------------
   Total income tax expense  (benefit)      $   480     $   (36)    $   (40)
                                            =================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

The difference between income tax and the amount computed by applying the statutory federal income tax rate of 34% was primarily a result of the change in the valuation allowance on the net deferred tax asset for the years ended December 31, 2001, 2000 and 1999 and certain non-deductible merger expenses in those years.

Significant components of deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

(In thousands)                                         2001           2000
----------------------------------------------------------------------------
Deferred tax assets:
      Allowance for loan losses                      $ 1,322       $ 1,020
      Directors fees                                     468           389
      Deferred compensation                              353           377
      Amortization                                       205           133
      Preopening expenditures                             18            58
      Deferred loan fees and costs                         8            16
      Other                                               83            86
                                                     -----------------------
                  Total deferred tax assets            2,457         2,079
      Valuation allowance                                 --          (566)
                                                     -----------------------
                  Net deferred tax assets              2,457         1,513
                                                     -----------------------
Deferred tax liabilities:
      Unrealized security gains                         (357)           --
      Depreciation                                       (16)          (50)
      FHLB stock                                         (51)          (51)
                  Total deferred tax liabilites         (424)         (101)
                                                     -----------------------
      Net deferred tax assets                        $ 2,033       $ 1,412
                                                     =======================

10. Leases
--------------------------------------------------------------------------------

The Company has noncancelable operating leases for its corporate office and branch locations that expire at various times through 2010. Future minimum lease payments under the leases for years subsequent to December 31, 2001 are as follows:

(In thousands)
      2002                          $   628
      2003                              645
      2004                              636
      2005                              638
      2006                              547
      Thereafter                      1,951
                                      -----
                                     $5,045
                                     ======

During 2001, 2000, and 1999, payments under operating leases were $666,000, $392,000, and $212,000, respectively.

11. Regulatory Matters and Restrictions
--------------------------------------------------------------------------------

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. As of June 30, 2001, the most recent notification from regulators, the Bank was categorized as "well capitalized" by regulatory authorities. There are no conditions or events since that date that management believes could have changed the Bank's category. Management believes, as of December 31, 2001, that the Company meets all capital requirements to which it is subject.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

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

To be categorized as well capitalized, the Company and the Bank must maintain minimum amounts and ratios. The Company's actual capital amounts and ratios as of December 31, 2001 and December 31, 2000 and the minimum requirements are presented in the following table.

                                                                           Minimum Requirements To Be:
                                                         Actual             Adequately Capitalized       Well Capitalized
----------------------------------------------------------------------------------------------------------------------------
(In thousands)                                     Amount     Ratio          Amount         Ratio       Amount       Ratio
----------------------------------------------------------------------------------------------------------------------------
2001
      Total Capital (to Risk Weighted Assets)     $36,507     10.88%         $26,851       8.00%       $33,564       10.00%
      Tier I Capital (to Risk Weighted Assets)     32,309      9.63%          13,425       4.00%        20,138        6.00%
      Tier I Capital (to Average Assets)           32,309      8.75%          14,766       4.00%        18,458        5.00%
2000
      Total Capital (to Risk Weighted Assets)     $33,162     13.02%         $20,382       8.00%       $25,479       10.00%
      Tier I Capital (to Risk Weighted Assets)     29,974     11.76%          10,191       4.00%        15,287        6.00%
      Tier I Capital (to Average Assets)           29,974     10.27%          11,676       4.00%        14,595        5.00%


12. Employee Benefit Plans
--------------------------------------------------------------------------------

401(k) Plan

The Company instituted a 401(k) plan for the benefit of its employees, which includes provisions for employee contributions, subject to limitation under the Internal Revenue Code, with the Company to match contributions up to 6% of the employee's salary. The Plan provides that employees' contributions are 100% vested at all times and the Company's contributions vest 25% during the third year of service, an additional 25% during the fourth year of service and the remaining 50% during the fifth year of service. After December 31, 2001 the vesting schedule was changed to 20% per year in years two through four with the final 40% vesting in year five. Further, the Company may make additional contributions on a discretionary basis. Aggregate contributions for 2001, 2000, and 1999 were $225,000, $193,000, and $132,000, respectively.

Defined Benefit Plan

The employees of the former Home Savings participated in a non-contributory defined benefit pension plan. The Company terminated this plan during 2000 and distributed all vested balances to the participants. There were no expenses associated with the plan incurred during 2001 and 2000. Net periodic pension cost for the year ended September 30, 1999 included the following components:

(In thousands)                                           1999
---------------------------------------------------------------
      Service cost for benefits earned                    $25
      Interest cost on projected benefit obligation        24
      Actual return on plan assets                        (24)
      Net amortization and deferral                        10
                                                          ---
                                                          $35
                                                          ===

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

There were no plan assets or liabilities at December 31, 2001 or 2000 due to the termination of the plan. Total pension plan expense charged to operations for the fiscal year ended September 30, 1999 was $39,000. There were no charges to operations during 2001 or 2000.

Employee Stock Ownership Plan

The employees of the former Home Savings participated in an Employee Stock Ownership Plan ("ESOP"). The ESOP used $717,000 in borrowings to purchase the equivalent of 91,875 shares of the Company's stock upon the mutual to stock conversion of Home Savings. These shares were allocated to employees and expensed at fair market value at the time they were committed to be released through the repayment of the associated borrowings. The ESOP debt was fully repaid by December 31, 1999. The financial statements for the year ended December 31, 1999 includes compensation expense of $20,000 and interest expense of $3,000 related to the ESOP. There were no such charges during 2001 or 2000 due to the paid status of the debt. In addition, during 1999, an expense of $52,000 related to the ESOP was charged to merger related expenses.

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

The shares issued to the MRP plan were recorded as outstanding shares, and the unvested portion has been recorded as unearned compensation through a contra equity account. The consolidated statements of operations for the year ended December 31, 1999 includes compensation expense of $19,000 relating to the scheduled vesting of MRP shares. There were no such expenses recorded during the years ended December 31, 2001 and 2000 since all vested shares were distributed in 1999. In addition, during 1999, an expense of $175,000 related to the MRP was charged to merger related expenses.

13. Stock Options
-----------------

The Company's Board of Directors has approved an incentive stock option plan and a nonqualified stock option plan for the benefit of its employees and its employees and directors, respectively. The Board has reserved 200,000 shares for each of the plans. Grants of options are made by the Board or the Compensation Committee. All grants must be at no less than fair market value on the date of grant, must be exercised no later than 10 years from the date of grant, and may be subject to some vesting provisions. A summary of the changes during the years ending December 31, 2001, 2000 and 1999 of the Company's Plan, including the weighted average exercise price ("WAEP") is presented below:

                                                  2001                     2000                    1999
                                         ------------------------------------------------------------------------
                                          Shares        WAEP       Shares        WAEP       Shares       WAEP
                                         ------------------------------------------------------------------------
      Outstanding at beginning of year    313,744    $   10.36     215,251    $   11.46     180,851    $   11.51
      Granted                             108,350        10.62     100,800         8.09      34,400        11.16
      Exercised                              (650)        9.44          --        --             --        --
      Terminated                           (5,500)        9.94      (2,307)       12.05          --        --
      Outstanding at end of year          415,944    $   10.43     313,744    $   10.36     215,251    $   11.46
                                         ========================================================================
      Options exercisable at year-end     343,714    $   10.52     223,514    $   10.48     143,931    $   11.20
                                         ========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

The following table summarizes information about the Plan's stock options at December 31, 2001:

                                              Remaining
                             Number          Contractual          Number
      Exercise Price      Outstanding           Life            Exercisable
      ---------------------------------------------------------------------
        $  8.00              93,550           8.0 years           65,170
        $  8.63                 500           9.0 years              100
        $  8.98              63,094           4.8 years           63,094
        $ 10.25               7,000           7.8 years            2,000
        $ 10.50               8,000           9.2 years               --
        $ 10.65              99,600          10.0 years           99,600
        $ 11.00              43,000           5.5 years           36,800
        $ 11.13              28,350           7.3 years           11,340
        $ 13.75              18,000           6.1 years           14,400
        $ 14.00              54,850           6.6 years           51,210
                            ----------------------------------------------
                            415,944                              343,714
                            ==============================================

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

                                      2001         2000         1999
--------------------------------------------------------------------------
      Dividend yield                   --           --            --
      Expected volatility            29.6%        29.2%         30.3%
      Riskfree interest rate         4.95%         6.82%         5.11%
      Expected life                7 years       7 years       7 years

The weighted average fair value of options granted during 2001, 2000 and 1999 was $4.57, $3.84 and $4.19, respectively. Had compensation cost for the Company's stock-based compensation plans, as described above, been determined consistent with SFAS No. 123, the Company's net income (loss) and income (loss) per share for the years ended December 31, 2001, 2000 and 1999 would have been decreased to the pro forma amounts indicated below:


(In thousands, except per share data)                   2001          2000          1999
-------------------------------------------------------------------------------------------
      Net income (loss)              As reported       $2,420        $2,173        $ (851)
                                     Pro forma          2,338         1,871          (998)

      Net income (loss) per share -
       Basic and diluted             As reported       $ 0.65        $  0.59       $(0.23)
                                     Pro forma           0.63           0.50        (0.27)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

14. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk
---------------------------------------------------------------------------

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. At December 31, 2001, these financial instruments were comprised entirely of unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

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

Unused lines of credit and outstanding letters of credit were $71.3 million and $549,000, respectively, at December 31, 2001 and $75.0 million and $349,000, respectively, at December 31, 2000.

The Bank's lending is concentrated primarily in Wake, Chatham, Northampton, Granville, Warren, and Lee counties in North Carolina.

15. Fair Value of Financial Instruments
---------------------------------------

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

The fair value of the net loan portfolio has been estimated using the present value of expected cash flows, discounted at an interest rate giving consideration to estimated prepayment risk and credit loss factors. The fair value of the Bank's loan portfolio at December 31, 2001 and 2000 were as follows:

     (In thousands)                               2001         2000
     ------------------------------------------------------------------
                  Loans:
                     Carrying amount            $302,605     $238,812
                     Estimated fair value        304,736      238,043

The fair values of deposit liabilities and repurchase agreements with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $143.2 million and $100.9 million at December 31, 2001 and 2000, respectively. Therefore, the fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

value estimates for these products do not reflect the benefits that the Bank receives from the low-cost, long-term funding they provide. These benefits are considered significant.

The fair values of certificates of deposits and advances from the FHLB is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying value and estimated fair values of certificates of deposit and FHLB advances at December 31, 2001 and 2000 were as follows:

      (In thousands)                                2001          2000
      --------------------------------------------------------------------
      Certificates of deposits:
                Carrying amount                   $174,420      $190,047
                Estimated fair value               175,438       190,673
      Advances from the FHLB:
                Carrying amount                   $ 50,000      $ 15,000
                Estimated fair value                50,284        14,329

There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $71.8 million and $75.3 million at December 31, 2001 and 2000, respectively, which are primarily comprised of unfunded loan commitments.

The Company's remaining assets and liabilities are not considered financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION



16. Parent Company Financial Information
--------------------------------------------------------------------------------

Condensed financial information of the parent company of the Bank at December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000 and the period from April 1, 1999 to December 31, 1999 is presented below:


(In thousands)                                                      2001           2000
-------------------------------------------------------------------------------------------
Condensed Balance Sheet
      Assets:
            Cash                                                  $      3       $    100
            Equity investment in subsidiary                         37,336         34,915
                                                                  -------------------------
                  Total assets                                    $ 37,339       $ 35,015
                                                                  =========================

      Liabilities:
            Deferred tax liabilties                               $    357       $     --
                                                                  -------------------------
                  Total liabiltiies                                    357             --
                                                                  -------------------------
      Shareholders' equity:
            Common stock                                            31,850         31,850
            Treasury stock                                            (696)            --
            Accumulated other comprehensive income                     568            323
            Retained earnings                                        5,260          2,842
                  Total shareholders' equity                        36,982         35,015
                                                                  -------------------------
                  Total liabilities and shareholders' equity      $ 37,339       $ 35,015
                                                                  =========================


                                                                          2001           2000          1999
--------------------------------------------------------------------------------------------------------------
Condensed Statements of Operations
      Dividends from wholly-owned subsidiaries                           $   600       $    --       $   100
      Equity in earnings (losses) of subsidiaries                          1,820         2,173          (951)
                                                                         -------------------------------------
                  Net income (loss)                                      $ 2,420       $ 2,173       $  (851)
                                                                         -------------------------------------
Condensed Statements of Cash Flows
      Operating activities:
            Net income (loss)                                            $ 2,420       $ 2,173       $  (851)
            Equity in undistributed (earnings) losses of subsidiary       (1,820)       (2,173)          951
                                                                         -------------------------------------
                  Cash flow provided by operating activities                 600            --           100
                                                                         -------------------------------------
      Financing activities:
            Proceeds from issuance of common stock                             6            --            --
            Payments to repurchase common stock                             (703)           --            --
                                                                         -------------------------------------
                  Cash flow used in financing activities                    (697)           --            --
                                                                         -------------------------------------
                     Net increase in cash and cash equivalents               (97)           --           100
      Cash and cash equivalents, beginning of period                         100           100            --
                                                                         -------------------------------------
      Cash and cash equivalents, end of period                           $     3       $   100       $   100
                                                                         =====================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL BANK CORPORATION

17. Selected Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------

Selected unaudited quarterly balances and results for the years ended December 31, 2001 and 2000 are as follows:

                                                                                 2001
                                                     ------------------------------------------------------------
                                                                          Three Months Ended
                                                     ------------------------------------------------------------
(In thousands except per share data)                    Dec. 31        Sept. 30         June 30        March 31
-----------------------------------------------------------------------------------------------------------------
      Assets                                          $ 406,741       $ 391,212       $ 377,362       $ 362,809
      Loans                                             306,891         276,115         268,132         261,731
      Investment securities                              73,702          78,091          78,085          70,895
      Deposits                                          304,443         309,776         296,088         289,008
      Shareholders' equity                               36,983          37,220          36,200          36,022

      Net interest income                             $   2,967       $   2,806       $   2,800       $   2,899
      Provision for loan losses                             315             300             300             300
      Other operating income                              1,377           1,183           1,134             796
      Other operating expenses                            3,049           2,927           3,057           2,814
      Income taxes                                          349             272             215            (356)
                                                     ------------------------------------------------------------
            Net income                                $     631       $     490       $     362       $     937
                                                     ============================================================
      Net income per share  - Basic and diluted       $     .17       $     .13       $     .10       $     .25
                                                     ============================================================


                                                                                 2001
                                                     ------------------------------------------------------------
                                                                          Three Months Ended
                                                     ------------------------------------------------------------
(In thousands except per share data)                    Dec. 31        Sept. 30         June 30        March 31
-----------------------------------------------------------------------------------------------------------------
      Assets                                          $ 343,620        $ 321,666       $ 315,463       $ 245,358
      Loans                                             242,275          232,373         214,677         175,445
      Investment securities                              61,947           54,687          54,150          47,005
      Deposits                                          279,094          266,783         255,992         189,710
      Shareholders' equity                               35,015           33,246          31,997          31,286

      Net interest income                             $   2,946        $   2,829       $   2,720       $   2,155
      Provision for loan losses                             345              255             255             255
      Other operating income                                648              639             529             377
      Other operating expenses                            2,659            2,613           2,447           1,877
      Income taxes                                          (36)              --              --              --
                                                     ------------------------------------------------------------
            Net income                                $     626        $     600       $     547       $     400
                                                     ============================================================
      Net income per share  - Basic and diluted       $     .17        $     .16       $     .15       $     .11
                                                     ============================================================

REPORT OF INDEPENDENT ACCOUNTANTS

CAPITAL BANK CORPORATION

The Board of Directors and Shareholders
Capital Bank Corporation
Raleigh, North Carolina

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Capital Bank Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Pricewaterhousecoopers LLP
------------------------------


January 30, 2002
Raleigh, North Carolina

BOARDS OF DIRECTORS

CAPITAL BANK CORPORATION
--------------------------------------------------------------------------------

O. A. Keller, III
(Chairman of the Board)
Managing Member, Keller Group, LLC

William R. Gilliam
(Vice Chairman of the Board)
Former President and Chief
Executive Officer
First Community Financial Corporation
and Community Savings Bank

James A. Beck
President and Chief Executive Officer
Capital Bank Corporation and
Capital Bank

William C. Burkhardt
Chairman of Pharma-Derm Solutions, Inc.
Director of Scana Corporation and
Industrial Microwave Systems

Robert L. Jones
Chairman
Tri Properties, Inc.
Oscar A. Keller, Jr.
President and Chief Executive Officer
Parkview Retirement Home, Inc.

Charles A. LeGrand
Retired Hosiery Executive
James D. Moser, Jr.
Certified Public Accountant
Gilliam Coble & Moser, LLP

Samuel J. Wornom, III
President and Chief Executive Officer
Nouveau Properties

CAPITAL BANK
--------------------------------------------------------------------------------

O. A. Keller, III
(Chairman of the Board)
Managing Member, Keller Group, LLC

William R. Gilliam
(Vice Chairman of the Board)
Former President and Chief
Executive Officer
First Community Financial Corporation
and Community Savings Bank

Charles F. Atkins
President
Cam-L Corporation
Lamar Beach
Retired
Former Chief Executive Officer
Spanco Corporation

James A. Beck
President and Chief Executive Officer
Capital Bank Corporation and
Capital Bank

Edwin E. Bridges
Marketing and Public Relations Officer
Capital Bank

William C. Burkhardt
Chairman of Pharma-Derm Solutions, Inc.
Director of Scana Corporation and
Industrial Microwave Systems

L.I. Cohen
Chief Executive Officer
Lee Iron & Metal Company

David J. Gospodarek
Certified Public Accountant
Gospodarek, Lunsford & Strickland, CPA, PA

Carolyn W. Grant
Investment Broker
Trademark Properties

Julian P. Griffin
Retired Transportation Executive
and Minister

John F. Grimes
Partner
Budd Tire Company

Darleen M. Johns
President and Chief Executive Officer
Alphanumeric Systems, Inc.

Robert L. Jones
Chairman
Tri Properties, Inc.

Oscar A. Keller, Jr.
President and Chief Executive Officer
Parkview Retirement Home, Inc.

Charles A. LeGrand
Retired Hosiery Executive
Vernon Malone
Retired Educator
Wake County Commissioner

James D. Moser, Jr.
Certified Public Accountant
Gilliam Coble & Moser, LLP

George R. Perkins, III
President
Frontier Spinning Mills, Inc.

Don W. Perry
President
Lee Brick & Tile
Alfred J. Spitzner
Metallurgical Consultant

J. Rex Thomas
President
Grubb & Ellis/Thomas Linderman, Inc.

Bruce V. Wainright, D.D.S., P.A.
President
Bruce V. Wainright, DDS

Samuel J. Wornom, III
President and Chief Executive Officer
Nouveau Properties

Management

Capital Bank Corporation
--------------------------------------------------------------------------------

Executive Officers

James A. Beck
President and Chief Executive Officer


Allen T. Nelson, Jr.
Executive Vice President, Secretary,
Treasurer and Chief Financial Officer


Franklin G. Shell
Executive Vice President
Chief Credit Officer

CAPITAL BANK
--------------------------------------------------------------------------------
Senior Officers and Bank Management

Sam P. Adams, Jr.
Siler City Market CEO

John N. Anthony
Senior Vice President
Retail Banking Manager

James A. Beck
President and Chief Executive Officer

Charlie T. Bowers, Jr.
Lee/Chatham Regional President

D. Michael Byrd
Senior Vice President
Senior Relationship Manager

Allen B. Cofiori
Senior Vice President
Regional Senior Lending Officer -
Lee/Chatham

Steven E. Crouse
Senior Vice President
Controller

William L. Dawkins
Wake Regional President

Robert S. Denlinger
Senior Vice President
Operations Manager

Robert R. Levine
Senior Vice President
Mortgage Loan Department Manager

Thomas K. Manning
Alamance Regional President

Ernest F. McAllister
Cary Market CEO

Christopher B. McCoy, Jr.
Northern Regional President

Allen T. Nelson, Jr.
Executive Vice President, Secretary
and Chief Financial Officer


Karen H. Priester
Senior Vice President
Regional Senior Lending Officer - Wake

Daniel M. Roberts
Senior Vice President
Regional Senior Lending Officer - Alamance

Rick C. Rogers
President and CEO
Capital Bank Investment Services, Inc.

Franklin G. Shell
Executive Vice President
Chief Credit Officer

F. Todd Simpson
Senior Vice President
Senior Relationship Manager

Ruby L. Ward
Senior Vice President
Government Lending Department Manager

CORPORATE INFORMATION

CAPITAL BANK CORPORATION


Annual Meeting
--------------------------------------------------------------------------------

The 2002 Annual Meeting of the Shareholders of Capital Bank Corporation will be held at 3:00 p.m., Thursday, May 23, 2002, at the Paramount Theater, 128 E. Front Street, Burlington, North Carolina.

Stock Market Information
--------------------------------------------------------------------------------

Capital Bank common stock commenced trading on the OTC Bulletin Board on July 22, 1997 under the symbol "CBKN" and on December 18, 1997 was listed on the NASDAQ Small Cap Market under the symbol "CBKN." On March 31, 1999 shares of Capital Bank stock were converted on a share-for-share basis into common stock of Capital Bank Corporation. On March 15, 2002, there were approximately 1,128 shareholders of record and 2,051 beneficial holders of stock. The following table sets forth market prices per share of common stock for the periods indicated. The price ranges reflect the high and low sales price of actual transactions.


           2001               High         Low        Close
      -----------------------------------------------------
      First Quarter           11.25        8.63       10.25
      Second Quarter          11.70       10.25       11.70
      Third Quarter           13.50       11.05       11.05
      Fourth Quarter          11.50       10.40       10.80

           2000                High        Low        Close
      -----------------------------------------------------
      First Quarter            9.38        7.13        7.19
      Second Quarter          10.25        7.00        9.00
      Third Quarter           10.00        8.13        9.25
      Fourth Quarter          10.00        8.19        8.75


Transfer Agent
--------------------------------------------------------------------------------

                         Registrar and Transfer Company
                               10 Commerce Drive
                               Cranford, NJ 07016
                                 (800) 368-5948

Financial Information
--------------------------------------------------------------------------------

                To obtain financial information or a copy of the
             Company's Annual Report or Form 10-K, please contact:
                              Allen T. Nelson, Jr.
              Executive Vice President and Chief Financial Officer
                            Capital Bank Corporation
                                P. 0. Box 18949
                             Raleigh, NC 27619-8949
                                 (919) 645-6321

BANKING OFFICES

CAPITAL BANK CORPORATION

      Burlington - Main Office           Raleigh - Corporate Center
      708 South Church Street            4901 Glenwood Avenue
      Burlington, NC 27215               Raleigh, NC 27612
      (336) 227-3631                     (919) 645-6449

      Burlington - Graham Hopedale       Raleigh - Six Forks Rd.
      257 South Graham Hopedale Rd.      8816 Six Forks Rd., Suite 101
      Burlington, NC 27215               Raleigh, NC 27615
      (336) 228-8385                     (919) 861-2050

      Burlington - Huffman Mill          Sanford - Main Office
      166 Huffman Mill Rd.               130 N. Steele Street
      Burlington, NC 27215               Sanford, NC 27330
      (336) 229-2735                     (919) 775-4000

      Cary - Harrison Ave.               Sanford - Kendale Plaza
      915 North Harrison Ave.            2800 Williams Street
      Cary, NC 27513                     Sanford, NC 27330
      (919) 319-1049                     (919) 775-2800

      Cary - Kildaire Farm Rd.           Sanford - Tramway Crossing
      1201 Kildaire Farm Rd.             2222 Jefferson Davis Highway
      Cary, NC  27511                    Sanford, NC 27330
      (919) 469-9400                     (919) 776-2222

      Graham                             Seaboard Office
      227 South Main St.                 200 S. Main St.
      Graham, NC 27253                   Seaboard, NC  27876
      (336) 226-1198                     (252) 589-2821

      Oxford - Main Office               Siler City Office
      109 Hillsboro Street               300 East Raleigh St.
      Oxford, NC  27565                  Siler City, NC  27344
      (919) 693-9000                     (919) 742-4186

      Oxford - Linden Ave.               Warrenton Office
      703 Linden Ave.                    207 S. Main St.
      Oxford, NC  27565                  Warrenton, NC  27589
      (919) 693-6840                     (252) 257-1231

      Raleigh - Falls of Neuse Rd.       Woodland Office
      4400 Falls of Neuse Rd.            123 E. Main St.
      Raleigh, NC 27609                  Woodland, NC  27897
      (919) 878-3100                     (252) 587-6200



                             www.capitalbank-nc.com
                                 (800) 308-3971

This annual report to stockholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Company that are subject to various factors which could cause actual results to differ materially from those estimates. Factors which could influence the estimates include changes in general and local market conditions, legislative and regulatory conditions, and an adverse interest rate environment.

                            CAPITAL BANK CORPORATION
                              4901 Glenwood Avenue
                               Raleigh, NC 27612
                                 (919) 645-6400